AS FILED WITH THE SEC ON ______________.              REGISTRATION NO. 333-85115


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2


                                   PRUCO LIFE
                           VARIABLE UNIVERSAL ACCOUNT
                              (Exact Name of Trust)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (800) 286-7754
          (Address and telephone number of principal executive offices)

                                -----------------

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                     (Name and address of agent for service)

                                    Copy to:
                                JEFFREY C. MARTIN
                                 SHEA & GARDNER
                         1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                                -----------------


Variable Universal Life Insurance Contracts--The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.


Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.



This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                              CROSS REFERENCE SHEET
                          (AS REQUIRED BY FORM N-8B-2)

N-8B-2 ITEM NUMBER LOCATION
------------------ --------

        1.         Cover Page

        2.         Cover Page

        3.         Not Applicable

        4.         Sale of the Contract and Sales Commissions

        5.         Pruco Life Variable Universal Account

        6.         Pruco Life Variable Universal Account

        7.         Not Applicable

        8.         Not Applicable


        9.         Litigation and Regulatory Proceedings

       10. Introduction and Summary; Charges and Expenses; Short-Term Cancellation Right or "Free Look"; Types of Death Benefit; Changing the Type of Death Benefit; Riders; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing; How a Contract's Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawals; Lapse and Reinstatement; Increases in Basic Insurance Amount; Decreases in Basic Insurance Amount; When Proceeds are Paid; Contract Loans; Other General Contract Provisions; Voting Rights; Substitution of Fund Shares


       11.         Introduction and Summary; Pruco Life Variable Universal
                   Account

       12. Cover Page; Introduction and Summary; The Funds; Sale of the Contract and Sales Commissions


       13.         Introduction and Summary; The Funds; Charges and Expenses;
                   Premiums; Allocation of Premiums; Sale of the Contract and Sales Commissions


       14. Introduction and Summary; Detailed Information for Prospective Contract Owners

       15.         Introduction and Summary; Premiums; Allocation of Premiums;
                   Transfers; Dollar Cost Averaging; Auto-Rebalancing

       16. Introduction and Summary; Detailed Information for Prospective Contract Owners

       17.         When Proceeds are Paid

N-8B-2 ITEM NUMBER LOCATION
------------------ --------

       18.         Pruco Life Variable Universal Account

       19.         Reports to Contract Owners

       20.         Not Applicable

       21.         Contract Loans

       22.         Not Applicable

       23.         Not Applicable

       24.         Other General Contract Provisions

       25.         Pruco Life Insurance Company

       26.         Introduction and Summary; The Funds; Charges and Expenses

       27.         Pruco Life Insurance Company; The Funds

       28.         Pruco Life Insurance Company; Directors and Officers

       29.         Pruco Life Insurance Company

       30.         Not Applicable

       31.         Not Applicable

       32.         Not Applicable

       33.         Not Applicable

       34.         Not Applicable

       35.         Pruco Life Insurance Company

       36.         Not Applicable

       37.         Not Applicable

       38.         Sale of the Contract and Sales Commissions

       39.         Sale of the Contract and Sales Commissions

       40.         Not Applicable

       41.         Sale of the Contract and Sales Commissions

       42.         Not Applicable

       43.         Not Applicable

N-8B-2 ITEM NUMBER LOCATION
------------------ --------

       44. Introduction and Summary; The Funds; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary

       45.         Not Applicable

       46. Introduction and Summary; Pruco Life Variable Universal Account; The Funds

       47.         Pruco Life Variable Universal Account; The Funds

       48.         Not Applicable

       49.         Not Applicable

       50.         Not Applicable

       51.         Not Applicable

       52.         Substitution of Fund Shares

       53.         Tax Treatment of Contract Benefits

       54.         Not Applicable

       55.         Not Applicable

       56.         Not Applicable

       57.         Not Applicable

       58.         Not Applicable


       59. Financial Statements: Financial Statements of the PruSelect III Variable Life Subaccounts of the Pruco Life Variable Universal Account; Consolidated Financial Statements of Pruco Life Insurance Company and Subsidiaries

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                                PRUSELECT(SM) III
                             VARIABLE LIFE INSURANCE

                                   PROSPECTUS


                                   Pruco Life
                           Variable Universal Account


                                November 10, 1999










                          PRUCO LIFE INSURANCE COMPANY

PROSPECTUS
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

                                PRUSELECT(SM) III
                        VARIABLE LIFE INSURANCE CONTRACTS

This prospectus describes certain individual flexible premium variable universal life insurance contracts, PRUSELECT(SM) III Variable Life Insurance Contracts (the "Contract"), issued by Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America. These Contracts provide individual variable universal life insurance coverage with flexible premium payments, a variety of investment options, and three types of death benefit options. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see RIDERS, page 15. The Contracts may be owned individually or by a corporation, trust, association or similar entity. The Contracts are available on a multiple life basis where the insureds share a common employment or business relationship. The Contract owner will have all rights and privileges under the Contract. The Contracts may be used for funding non-qualified executive deferred compensation or salary continuation plans, retiree medical benefits, or other purposes.

You may choose to invest your Contract's premiums and its earnings in the following ways:


o Invest in one or more of 15 available subaccounts of the Pruco Life Variable Universal Account (the "Account"), each of which invests in a corresponding portfolio of the Funds indicated below:


              THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND")

Money Market                  High Yield Bond            Equity
Diversified Bond              Stock Index                Prudential Jennison
Conservative Balanced         Equity Income              Global
Flexible Managed

AIM VARIABLE INSURANCE FUNDS, INC.    AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
          AIM V.I. Value Fund               American Century VP Value Fund

        JANUS ASPEN SERIES                  MFS(R) VARIABLE INSURANCE TRUST(SM)
         Growth Portfolio                       Emerging Growth Series

                    T. ROWE PRICE INTERNATIONAL SERIES, INC.
                          International Stock Portfolio

This prospectus describes the Contract generally and the Pruco Life Variable Universal Account. The attached prospectuses for the Funds and their related statements of additional information describe the investment objectives and the risks of investing in the Fund portfolios. Pruco Life may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          PRUCO LIFE INSURANCE COMPANY
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 286-7754

PRUSELECT is a service mark of Prudential.


                               PROSPECTUS CONTENTS
                                                                                    Page

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS..................................1

INTRODUCTION AND SUMMARY..............................................................2
   BRIEF DESCRIPTION OF THE CONTRACT..................................................2
   CHARGES............................................................................2
   TYPES OF DEATH BENEFIT.............................................................5
   LIFE INSURANCE DEFINITIONAL TESTS..................................................5
   PREMIUM PAYMENTS...................................................................5
   REFUND.............................................................................5

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, THE PRUCO LIFE VARIABLE
UNIVERSAL ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT...6
   PRUCO LIFE INSURANCE COMPANY.......................................................6
   THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT..........................................6
   THE FUNDS..........................................................................7
   WHICH INVESTMENT OPTION SHOULD BE SELECTED?........................................9

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS.................................10
   CHARGES AND EXPENSES..............................................................10
   REQUIREMENTS FOR ISSUANCE OF A CONTRACT...........................................12
   SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK"......................................13
   TYPES OF DEATH BENEFIT............................................................13
   CHANGING THE TYPE OF DEATH BENEFIT................................................14
   RIDERS............................................................................15
   PREMIUMS..........................................................................16
   ALLOCATION OF PREMIUMS............................................................16
   TRANSFERS.........................................................................17
   DOLLAR COST AVERAGING.............................................................17
   AUTO-REBALANCING..................................................................17
   HOW A CONTRACT'S SURRENDER VALUE WILL VARY........................................18
   HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY...........................18
   HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY........................19
   HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY...............20
   SURRENDER OF A CONTRACT...........................................................21
   WITHDRAWALS.......................................................................21
   LAPSE AND REINSTATEMENT...........................................................22
   INCREASES IN BASIC INSURANCE AMOUNT...............................................22
   DECREASES IN BASIC INSURANCE AMOUNT...............................................23
   WHEN PROCEEDS ARE PAID............................................................24
   ILLUSTRATIONS OF SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS.......24
   CONTRACT LOANS....................................................................26
   SALE OF THE CONTRACT AND SALES COMMISSIONS........................................26
   TAX TREATMENT OF CONTRACT BENEFITS................................................27
   LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS...............29
   EXCHANGE RIGHT AVAILABLE IN SOME STATES...........................................29
   OTHER GENERAL CONTRACT PROVISIONS.................................................29
   VOTING RIGHTS.....................................................................30
   SUBSTITUTION OF FUND SHARES.......................................................30
   REPORTS TO CONTRACT OWNERS........................................................30
   STATE REGULATION..................................................................31
   EXPERTS...........................................................................31
   LITIGATION AND REGULATORY PROCEEDINGS.............................................31
   YEAR 2000 COMPLIANCE..............................................................34
   ADDITIONAL INFORMATION............................................................35


   FINANCIAL STATEMENTS..............................................................35
DIRECTORS AND OFFICERS...............................................................36

FINANCIAL STATEMENTS OF THE PRUSELECT III VARIABLE LIFE SUBACCOUNTS OF THE PRUCO
LIFE VARIABLE UNIVERSAL ACCOUNT......................................................A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY AND
SUBSIDIARIES.........................................................................B1

              DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

ATTAINED AGE -- The insured's age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

BASIC INSURANCE AMOUNT -- The amount of life insurance as shown in the Contract.

CASH VALUE -- The same as the "Contract Fund."

CONTRACT -- The variable universal life insurance policy described in this prospectus.

CONTRACT ANNIVERSARY -- The same date as the Contract date in each later year.

CONTRACT DATE -- The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT -- The principal amount of all outstanding loans plus any interest we have charged that is not yet due and that we have not yet added to the loan.

CONTRACT FUND -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the subaccounts and the principal amount of any Contract debt.

CONTRACT OWNER -- You. Unless a different owner is named in the application, the owner of the Contract is the insured.

CONTRACT YEAR -- A year that starts on the Contract date or on a Contract anniversary. For any portion of a Contract representing an increase, "Contract year" is a year that starts on the effective date of the increase. See INCREASES IN BASIC INSURANCE AMOUNT, page 22.

COVERAGE SEGMENT -- The basic insurance amount at issue is the first coverage segment. For each increase in basic insurance amount, a new coverage segment is created for the amount of the increase. See Increases in Basic Insurance Amount, page 22.

DEATH BENEFIT -- The amount we will pay upon the death of the insured before reduction by any Contract debt and amounts needed to pay charges through the date of death.


FACE AMOUNT -- The same as the "basic insurance amount." However, if the Contract is issued with a Target Term Rider, the "basic insurance amount" plus the rider coverage amount equals the "total face amount."


FUNDS -- Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

MONTHLY DATE -- The Contract date and the same date in each subsequent month.

NET CASH VALUE -- The Contract Fund minus any Contract debt.


PRUCO LIFE INSURANCE COMPANY -- Us, we, our, Pruco Life. The company offering the Contract.


THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT (THE "ACCOUNT") -- A separate account of Pruco Life registered as a unit investment trust under the Investment Company Act of 1940.


SEGMENT ALLOCATION AMOUNT -- The amount used to determine the charge for sales expenses. It may also be referred to as the "Target Premium." See CHARGES AND EXPENSES, page 10.


SUBACCOUNT -- An investment division of the Account, the assets of which are invested in the shares of the corresponding portfolio of the Funds.

SURRENDER VALUE -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt plus any return of sales charges.

TARGET PREMIUM -- The same as "segment allocation amount." See Charges and Expenses, page 10.

VALUATION PERIOD -- The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:15 p.m. Eastern time on each day during which the New York Stock Exchange is open.


US, WE, OUR -- Pruco Life Insurance Company.


YOU -- The owner of the Contract.

--------------------------------------------------------------------------------

                            INTRODUCTION AND SUMMARY

This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract. The Contract, including the application attached to it, constitutes the entire agreement between you and Pruco Life and you should retain these documents.

As you read this prospectus you should keep in mind that this is a life insurance contract. VARIABLE LIFE INSURANCE has significant investment aspects and requires you to make investment decisions, and therefore it is also a "security." Securities that are offered to the public must be registered with the Securities and Exchange Commission. The prospectus that is a part of the registration statement must be given to all prospective purchasers.

BRIEF DESCRIPTION OF THE CONTRACT

The Contract is an individual flexible premium variable universal life insurance contract that is offered by Pruco Life Insurance Company. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see RIDERS, page 15. The Contracts are available on a multiple life basis where the insureds share a common employment or business relationship. The Contracts may be owned individually or by a corporation, trust, association or similar entity. The Contract owner will have all rights and privileges under the Contract. The Contracts may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation plans, retiree medical benefits, or other purposes.

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every business day. The chart below describes how the value of your Contract Fund changes.

You may invest premiums in one or more of the 15 available subaccounts. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options that you have selected.

Although the value of your Contract Fund will increase if there is favorable investment performance in the subaccounts you select, there is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 9.

CHARGES

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks, as well as sales and administrative expenses. The maximum charges shown in the chart, as well as the current lower charges, are fully described under CHARGES AND EXPENSES, page 10.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

            ---------------------------------------------------------
                                 PREMIUM PAYMENT
            ---------------------------------------------------------

               --------------------------------------------------

               o less a charge of up to 7.5% of the premiums paid for taxes attributable to premiums. In
                    Oregon this is called a premium based
                    administrative charge.

               o less a charge for sales expenses of up to 15% of the premiums paid.

               --------------------------------------------------

--------------------------------------------------------------------------------
                             INVESTED PREMIUM AMOUNT

To be invested in one or a combination of 15 investment portfolios of the Funds.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 CONTRACT FUND

On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    PRUCO LIFE ADJUSTS THE CONTRACT FUND FOR:

o    Addition of any new invested premium amounts.

o Addition of any increase due to investment results of the chosen subaccounts.

o Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.25% or 5%. See Contract Loans, page 26.)

o Subtraction of any decrease due to investment results of the chosen subaccounts.

o    Subtraction of any amount withdrawn.

o    Subtraction of the charges listed below, as applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 DAILY CHARGES

o Management fees and expenses are deducted from the Fund assets. See Underlying Portfolio Expenses chart, below.

o We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.5%, from the subaccount assets.

--------------------------------------------------------------------------------
                                MONTHLY CHARGES

o We reduce the Contract Fund by a monthly administrative charge of up to $10 plus $0.05 per $1,000 of the basic insurance amount.

o    We deduct a cost of insurance ("COI") charge.

o    If the Contract includes riders, we deduct rider charges from the Contract
     Fund.

o If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          POSSIBLE ADDITIONAL CHARGES

o    We assess an administrative charge of up to $25 for any withdrawals.

o We may assess an administrative charge of up to $25 for any change in basic insurance amount.


o We may assess an administrative charge of up to $25 for any change in the Target Term Rider coverage amount (see RIDERS, page 15).


o We assess an administrative charge of up to $25 for each transfer exceeding 12 in any Contract year.


------------------------------------------------------------------------------------
                            UNDERLYING PORTFOLIO EXPENSES
      (THE EXPENSE FIGURES FOR THE JANUS ASPEN SERIES GROWTH PORTFOLIO ARE
                       AFTER FEE WAIVERS OR REDUCTIONS.)
------------------------------------------------------------------------------------
                                                         INVESTMENT
                                                          ADVISORY   OTHER   TOTAL
                  PORTFOLIO                                  FEE   EXPENSES EXPENSES
------------------------------------------------------------------------------------
SERIES FUND
      Money Market ..................................       0.40%    0.01%    0.41%
      Diversified Bond ..............................       0.40%    0.02%    0.42%
      Conservative Balanced .........................       0.55%    0.02%    0.57%
      Flexible Managed ..............................       0.60%    0.01%    0.61%
      High Yield Bond ...............................       0.55%    0.03%    0.58%
      Stock Index ...................................       0.35%    0.02%    0.37%
      Equity Income .................................       0.40%    0.02%    0.42%
      Equity ........................................       0.45%    0.02%    0.47%
      Prudential Jennison ...........................       0.60%    0.03%    0.63%
      Global ........................................       0.75%    0.11%    0.86%
AIM VARIABLE INSURANCE FUNDS, INC ...................
        AIM V.I. Value Fund .........................       0.61%    0.05%    0.66%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC ...........
        VP Value Portfolio (1) ......................       1.00%    0.00%    1.00%
JANUS ASPEN SERIES
        Growth Portfolio (2) ........................       0.65%    0.03%    0.68%
MFS(R)VARIABLE INSURANCE TRUST(SM)
        Emerging Growth Series ......................       0.75%    0.10%    0.85%
T. ROWE PRICE INTERNATIONAL SERIES, INC .............
      International Stock Portfolio (3) .............       1.05%    0.00%    1.05%
------------------------------------------------------------------------------------

(1)  AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
     Fees are all-inclusive.

(2)  JANUS ASPEN SERIES
     The fees and expenses shown above are based on net expenses of the Portfolio after expense offset arrangements for the fiscal year ended December 31, 1998. The information for the Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Portfolio reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the management fee, other expenses and total operating expenses for the Portfolio would have been 0.72%, 0.03% and 0.75%, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.

(3)  T. ROWE PRICE INTERNATIONAL SERIES, INC.
     The investment management fee includes the ordinary expenses of operating the Fund.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


TYPES OF DEATH BENEFIT


There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash value and the death benefit both vary with investment experience. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals, plus interest at a rate between 0% and 8% (in 1/2% increments) chosen by the Contract owner. For Type A and Type B death benefits, as long as the Contract is inforce, the death benefit will never be less than the basic insurance amount shown in your Contract. See TYPES OF DEATH BENEFIT, page 13.


LIFE INSURANCE DEFINITIONAL TESTS

In order to qualify as life insurance for Federal tax purposes, the Contract must adhere to the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. For more information, see TAX TREATMENT OF CONTRACT BENEFITS, page 27.


PREMIUM PAYMENTS

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain inforce if the Contract Fund is greater than zero and more than any Contract debt. See PREMIUMS, page 15 and LAPSE AND REINSTATEMENT, page 22.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Pruco Life representative when you apply for the Contract. See PREMIUMS, page 15.

REFUND

For a limited time, you may return your Contract for a refund in accordance with the terms of its "free-look" provision. See SHORT-TERM CANCELLATION RIGHT or "FREE-LOOK," page 13.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

THE REPLACEMENT OF LIFE INSURANCE IS GENERALLY NOT IN YOUR BEST INTEREST. IN MOST CASES, IF YOU REQUIRE ADDITIONAL COVERAGE, THE BENEFITS OF YOUR EXISTING CONTRACT CAN BE PROTECTED BY PURCHASING ADDITIONAL INSURANCE OR A SUPPLEMENTAL CONTRACT. IF YOU ARE CONSIDERING REPLACING A CONTRACT, YOU SHOULD COMPARE THE BENEFITS AND COSTS OF SUPPLEMENTING YOUR EXISTING CONTRACT WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS AND YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER.

THIS PROSPECTUS MAY ONLY BE OFFERED IN JURISDICTIONS IN WHICH THE OFFERING IS LAWFUL. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR THE FUNDS.

--------------------------------------------------------------------------------

                 GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE
                   COMPANY, THE PRUCO LIFE VARIABLE UNIVERSAL
                  ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS
                          AVAILABLE UNDER THE CONTRACT

PRUCO LIFE INSURANCE COMPANY


Pruco Life Insurance Company ("Pruco Life", "us", "we", or "our") is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. These Contracts are not offered in any state in which the necessary approvals have not yet been obtained.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by the Prudential's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval, all of which could take two or more years to complete. Prudential's management and Board of Directors have not yet determined to demutualize and it is possible that, after careful review, Prudential could decide not to go public.

The plan of reorganization, which hasn't been developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Under New Jersey's demutualization law, a policy would have to be in effect on the date Prudential's Board of Directors adopted a plan of reorganization in order to be considered for eligibility. Generally, the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including the types, amounts and issue years of their policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, while mutual fund customers and customers of Prudential's subsidiaries, such as the Pruco Life insurance companies, would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contract owners of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.


As of December 31, 1998, Prudential has invested over $442 million in Pruco Life in connection with Pruco Life's organization and operation. Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contract. Pruco Life's consolidated financial statements begin on page B1 and should be considered only as bearing upon Pruco Life's ability to meet its obligations under the Contracts.

THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

The Pruco Life Variable Universal Account (the "Account") was established on April 17, 1989 under Arizona law as a separate investment account. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life's other assets.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life. Pruco Life is also the legal owner of the assets in the Account. Pruco Life will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life's general account. Before making any such transfer, Pruco Life will consider any possible adverse impact the transfer might have on the Account.

The Account is a unit investment trust, which is a type of investment company. It is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). This does not involve any supervision by the SEC of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a part or division of Pruco Life.

Currently, you may invest in one or a combination of 15 available subaccounts within the Account, each of which invests in a single corresponding portfolio of the Funds. Additional subaccounts may be added in the future. The Account's financial statements begin on page A1.

THE FUNDS

The following is a list of the Funds, the portfolios' investment objectives and investment advisers:

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND"):

o MONEY MARKET PORTFOLIO: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term debt obligations that mature in 13 months or less.

o DIVERSIFIED BOND PORTFOLIO: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio invests primarily in higher grade debt obligations and high quality money market investments.

o CONSERVATIVE BALANCED PORTFOLIO: The investment objective is a total investment return consistent with a conservatively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

o FLEXIBLE MANAGED PORTFOLIO: The investment objective is a total investment return consistent with an aggressively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

o HIGH YIELD BOND PORTFOLIO: The investment objective is a high total return. The Portfolio invests primarily in high yield/high risk debt securities.

o STOCK INDEX PORTFOLIO: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index").

o EQUITY INCOME PORTFOLIO: The investment objective is both current income and capital appreciation. The Portfolio invests primarily in common stocks and convertible securities that provide good prospects for returns above those of the S&P 500 Index or the NYSE Composite Index.

o EQUITY PORTFOLIO: The investment objective is capital appreciation. The Portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

o PRUDENTIAL JENNISON PORTFOLIO: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in equity securities of major established corporations that offer above-average growth prospects.

o GLOBAL PORTFOLIO: The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.

Prudential is the investment adviser for the assets of each of the portfolios of the Series Fund. Prudential's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"). The Service Agreement provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary, Jennison Associates LLC ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.:

o AIM V.I. VALUE FUND. Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment adviser to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

A I M Advisors, Inc. ("AIM") is the investment adviser for this fund. The principal business address for AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:

o AMERICAN CENTURY VP VALUE FUND. Seeks long-term capital growth with income as a secondary objective. The fund seeks to achieve its objective by investing primarily in equity securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase.

American Century Investment Management, Inc. ("ACIM") is the investment adviser for this fund. ACIM's principal business address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111. The Principal Underwriter of the fund is American Century Services, Inc., located at 4500 Main Street, Kansas City, Missouri 64111.

JANUS ASPEN SERIES:

o GROWTH PORTFOLIO. Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Capital Corporation is the investment adviser and is responsible for the day-to-day management of the portfolio and other business affairs of the portfolio. Janus Capital Corporation's principal business address is 100 Fillmore Street, Denver, Colorado 80206-4928.

MFS(R) VARIABLE INSURANCE TRUST(SM):

o EMERGING GROWTH SERIES. Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to this MFS Series. The principal business address for the Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116.

T. ROWE PRICE INTERNATIONAL SERIES, INC.:

o INTERNATIONAL STOCK PORTFOLIO. Long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

Rowe Price-Fleming International, Inc. is the investment manager for this fund. The principal business address for Rowe Price-Fleming International, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

Further information about Fund portfolios can be found in the attached prospectuses and their statements of additional information for each Fund.


The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are described in the table under DEDUCTIONS FROM PORTFOLIOS in the CHARGES AND EXPENSES section, page 11, and are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Pruco Life may be compensated by an affiliate of each of the Funds (other than the Prudential Series Fund) based upon an annual percentage of the average assets held in the Fund by Pruco Life under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Pruco Life.

A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, RESTRICTIONS, EXPENSES, INVESTMENT RISKS, AND ALL OTHER ASPECTS OF THEIR OPERATION IS CONTAINED IN THE ATTACHED PROSPECTUSES FOR EACH FUND AND IN THE RELATED STATEMENTS OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUNDS WILL BE MET.

WHICH INVESTMENT OPTION SHOULD BE SELECTED?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, portfolios such as the Stock Index, Equity Income, Equity, Prudential Jennison, Global, AIM V.I. Value Fund, American Century VP Value Fund, Janus Growth, MFS Emerging Growth Series or T. Rowe Price International Stock may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves different policies and investment risks.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. You may want even greater safety of principal and may prefer the Money Market Portfolio, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with normally higher yields. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on Prudential's judgment for an appropriate asset mix by choosing the Conservative Balanced or Flexible Managed Portfolio.

Your choice should take into account your willingness to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Pruco Life representative from time to time about the choices available to you under the Contract. Pruco Life recommends AGAINST frequent transfers among the several options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

                            DETAILED INFORMATION FOR
                           PROSPECTIVE CONTRACT OWNERS

CHARGES AND EXPENSES

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS

(a) We charge up to 7.5% for taxes attributable to premiums (in Oregon this is called a premium based administrative charge). For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life. That charge is made up of two parts which currently equal a total of 3.75% of the premiums received. The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium. Tax rates vary from jurisdiction to jurisdiction and generally range from 0.75% to 5%. Pruco Life may collect more for this charge than it actually pays for state and local premium taxes. The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We will deduct a charge for sales expenses. This charge, often called a "sales load", is deducted to compensate us for the cost of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature. A portion of the sales load may be returned to you if the Contract is surrendered during the first four Contract years. See RETURN OF SALES CHARGES, below.

     The amount used to determine the charge for sales expenses is called the "segment allocation amount" in your Contract. It may also be referred to as the Target Premium. Target Premiums vary by the age, sex (except where unisex rates apply), smoking status, and rating class of the insured and will drop to zero after 10 years. Each coverage segment has its own Target Premium. Target Premiums for each coverage segment are shown in the Segment Table located in the data pages of your Contract.

     For the first ten years of each coverage segment we charge up to 15% of premiums received each year up to the Target Premium and up to 2% on any excess. In years 11 and later of each coverage segment, we charge up to 2% of premiums received. Currently, we charge 13 1/2% of premiums received up to the Target Premium and 2% of any excess for the first 10 years of each coverage segment. In years 11 and later of each coverage segment, we currently charge 2% of premiums received. For information on determining the sales expense charge if there are two or more coverage segments in effect, see INCREASES IN BASIC INSURANCE AMOUNT, page 22.

     Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

RETURN OF SALES CHARGES

If the Contract is fully surrendered within the first four Contract years and it is not in default, Pruco Life will return 50% of any sales charges deducted from premiums paid within 24 months prior to the date Pruco Life receives the surrender request at a Home Office.

DEDUCTIONS FROM PORTFOLIOS

We deduct an investment advisory fee daily from each portfolio of the Funds at a rate, on an annualized basis, ranging from 0.35% for the Series Fund Stock Index Portfolio to 1.05% for the T. Rowe Price International Stock Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses also vary from portfolio to portfolio.

The total expenses of each portfolio for the year ended December 31, 1998, expressed as a percentage of the average assets during the year, are shown below:

------------------------------------------------------------------------------------
                            TOTAL PORTFOLIO EXPENSES
      (THE EXPENSE FIGURES FOR THE JANUS ASPEN SERIES GROWTH PORTFOLIO ARE
                       AFTER FEE WAIVERS OR REDUCTIONS.)
------------------------------------------------------------------------------------
                                                         INVESTMENT
                                                          ADVISORY   OTHER   TOTAL
                  PORTFOLIO                                  FEE   EXPENSES EXPENSES
------------------------------------------------------------------------------------
SERIES FUND
      Money Market ..................................       0.40%    0.01%    0.41%
      Diversified Bond ..............................       0.40%    0.02%    0.42%
      Conservative Balanced .........................       0.55%    0.02%    0.57%
      Flexible Managed ..............................       0.60%    0.01%    0.61%
      High Yield Bond ...............................       0.55%    0.03%    0.58%
      Stock Index ...................................       0.35%    0.02%    0.37%
      Equity Income .................................       0.40%    0.02%    0.42%
      Equity ........................................       0.45%    0.02%    0.47%
      Prudential Jennison ...........................       0.60%    0.03%    0.63%
      Global ........................................       0.75%    0.11%    0.86%
AIM VARIABLE INSURANCE FUNDS, INC ...................
        AIM V.I. Value Fund .........................       0.61%    0.05%    0.66%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC ...........
        VP Value Portfolio (1) ......................       1.00%    0.00%    1.00%
JANUS ASPEN SERIES
        Growth Portfolio (2) ........................       0.65%    0.03%    0.68%
MFS(R)VARIABLE INSURANCE TRUST(SM)
        Emerging Growth Series ......................       0.75%    0.10%    0.85%
T. ROWE PRICE INTERNATIONAL SERIES, INC .............
      International Stock Portfolio (3) .............       1.05%    0.00%    1.05%
------------------------------------------------------------------------------------

(1)  AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
     Fees are all-inclusive.

(2)  JANUS ASPEN SERIES
     The fees and expenses shown above are based on net expenses of the Portfolio after expense offset arrangements for the fiscal year ended December 31, 1998. The information for the Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Portfolio reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the management fee, other expenses and total operating expenses for the Portfolio would have been 0.72%, 0.03% and 0.75%, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.

(3)  T. ROWE PRICE INTERNATIONAL SERIES, INC.
     The investment management fee includes the ordinary expenses of operating the Fund.

THE EXPENSES RELATING TO THE FUNDS (OTHER THAN THOSE OF THE SERIES FUND) HAVE BEEN PROVIDED TO PRUCO LIFE BY THE FUNDS. PRUCO LIFE HAS NOT INDEPENDENTLY VERIFIED THEM.

DAILY DEDUCTION FROM THE CONTRACT FUND

Each day we deduct a charge from the assets of each of the subaccounts in an amount equivalent to an effective annual rate of up to 0.50%. Currently, we intend to charge 0.20%. This charge is intended to compensate Pruco Life for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life estimated in fixing its administrative charges.

MONTHLY DEDUCTIONS FROM THE CONTRACT FUND

Pruco Life deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s].

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. Currently, the charge is equal to $10 per month. Pruco Life reserves the right, however to charge up to $10 per Contract plus $0.05 per $1,000 of basic insurance amount each month.

     For example, a Contract with a basic insurance amount of $100,000 would currently have a charge equal to $10. The maximum charge for this same Contract would be $10 plus $5 for a total of $15 per month.

(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life's current COI rates are lower than the maximum rates. For additional information, see INCREASES IN BASIC INSURANCE AMOUNT, page 22.

(c) You may add a Target Term Rider to the Contract. If you add this rider to the basic Contract, additional charges will be deducted.

(d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

TRANSACTION CHARGES

(a) We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b) We currently do not charge an administrative processing fee in connection with a change in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25 for any change in basic insurance amount.

(c) We will charge an administrative processing fee of up to $25 for each transfer exceeding 12 in any Contract year.

(d) We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.


REQUIREMENTS FOR ISSUANCE OF A CONTRACT

Pruco Life offers the Contract on a fully underwritten, simplified issue, and guaranteed issue basis. Fully underwritten Contracts require individualized evidence of the insured's insurability and rating class. Simplified issue Contracts reflect underwriting risk factors related to the issue of the Contract as one of several Contracts requiring some medical underwriting of the proposed insureds. Conversely, guaranteed issue Contracts are issued with minimal underwriting but may only be issued in certain circumstances on associated individuals, such as employees of a company who meet criteria established by Pruco Life.

Pruco Life sets minimum face amounts that it offers. The minimum face amount offered may depend on whether the Contract is issued on a fully underwritten, simplified issue or guaranteed issue basis. Currently, the minimum total face amount (basic insurance amount plus any Target Term Rider coverage amount combined) that can be applied for is $100,000 for all three aforementioned underwriting bases. If the Target Term Rider is added to the Contract, neither the basic insurance amount nor the rider coverage amount can be less than $5,000. See RIDERS, page 15. Pruco Life may reduce the minimum face amounts of the Contracts it will issue. Furthermore, the Contract owner may establish a schedule under which the basic insurance amount increases on designated Contract anniversaries. See INCREASES IN BASIC INSURANCE AMOUNT, page 22.


Generally, the Contract may be issued on insureds between the ages of 20 and 75 for fully underwritten Contracts and between the ages of 20 and 64 for simplified and guaranteed issue Contracts. In its discretion, Pruco Life may issue the Contract on insureds of other ages.

SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK"


Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, plus or minus any change due to investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made, with no adjustment for investment experience. For information on how premium payments are allocated during the "free-look" period, see ALLOCATION OF PREMIUMS, page 16.


TYPES OF DEATH BENEFIT

You may select from three types of death benefits. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18. The payment of additional premiums and favorable investment results of the subaccounts to which the assets are allocated will generally increase the cash value. See HOW A CONTRACT'S SURRENDER VALUE WILL VARY, page 18.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash value. Over time, however, the increase in the cash value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. Unfavorable investment performance will result in decreases in the death benefit and in the cash value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract. See HOW A CONTRACT'S SURRENDER VALUE WILL VARY, page 18 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract less withdrawals, accumulated at an interest rate (between 0% and 8%; in 1/2% increments) chosen by the Contract owner to the date of death. This death benefit allows the Contract owner, in effect, to recover the cost of the Contract, plus a predetermined rate of return, upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract's death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract's cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract. See HOW A CONTRACT'S SURRENDER VALUE WILL VARY, page 18 and HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY, page 20.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount. In addition, we will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. Furthermore, the sum of the basic insurance amount and the Target Term Rider must equal or exceed $100,000. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page
12. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See WITHDRAWALS, page 21.

CHANGING THE TYPE OF DEATH BENEFIT


You may change the type of death benefit at any time and subject to Pruco Life's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change.


If you are changing your Contract's type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type A (fixed) to a Type C (return of premium) death benefit, we will change the basic insurance amount by subtracting the total premiums paid on this Contract minus total withdrawals on the date the change takes effect.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type C (return of premium) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (1) is larger than (2), we will increase the basic insurance amount by that difference. If (2) is larger than (1), we will reduce the basic insurance amount by that difference.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) chosen by the Contract owner on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the Contract Fund and
(2) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) chosen by the Contract owner as of the date the change takes place. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. In addition, the sum of the basic insurance amount and the Target Term Rider must equal or exceed $100,000. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 12. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. See CHARGES AND EXPENSES, page 10.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes to and from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals and the rate chosen to accumulate premiums minus withdrawals is 0%.

     --------------------------------------------------------------------
                            BASIC INSURANCE AMOUNT
     --------------------------------------------------------------------
              FROM                               TO
     --------------------------------------------------------------------
             Type A                 Type B                 Type C
            $300,000               $250,000               $260,000
     --------------------------------------------------------------------
             Type B                 Type A                 Type C
            $250,000               $300,000               $260,000
     --------------------------------------------------------------------
             Type C                 Type A                 Type B
            $260,000               $300,000               $250,000
     --------------------------------------------------------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

RIDERS

Contract owners may be able to obtain extra benefits which may involve an extra charge. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to riders will be deducted from the Contract Fund on each Monthly date.

TARGET TERM RIDER

The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. The Contract owner specifies the amount of term rider coverage he or she desires. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. The sum of the base Contract's basic insurance amount and the rider coverage amount equals the target coverage amount. The Rider death benefit fluctuates as the base Contract's death benefit changes, as described below. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

When the Contract Fund has not grown to the point where the base Contract's death benefit is increased to satisfy the Internal Revenue Code's definition of life insurance, the rider death benefit equals the rider coverage amount. However, once the Contract Fund has grown to the point where the base Contract's death benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider's death benefit will decrease (or increase) dollar for dollar as the base Contract's death benefit increases (or decreases). It is possible for the Contract Fund and, consequently, the base Contract's death benefit to grow to the point where the rider death benefit is reduced to zero. As we state above, however, the rider death benefit will never increase beyond the rider coverage amount. In addition, you may change the rider coverage amount once each Contract year while the rider is inforce.


[THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL]

   Policy Year     Base Policy Death Benefit      Target Death Benefit
   -----------     -------------------------      --------------------
         1               $  500,000                      $500,000
         2               $  500,000                      $500,000
         3               $  500,000                      $500,000
         4               $  500,000                      $500,000
         5               $  500,000                      $500,000
         6               $  500,000                      $500,000
         7               $  500,000                      $500,000
         8               $  500,000                      $500,000
         9               $  500,000                      $500,000
        10               $  550,000                      $450,000
        11               $  605,000                      $395,000
        12               $  665,500                      $334,500
        13               $  732,050                      $267,950
        14               $  805,255                      $194,745
        15               $  885,781                      $114,220
        16               $1,000,000                      $   --
        17               $1,100,000                      $   --
        18               $1,210,000                      $   --
        19               $1,331,000                      $   --
        20               $1,464,100                      $   --


The following factors should be considered when adding a Target Term Rider to your Contract:

1. The sales expense charge for a Contract with a Target Term Rider is less than that for an all base policy with the same death benefit. This is because the sales expense charge is based on the Target Premium (referred to as "segment allocation amount" in your Contract) of the Contract's basic insurance amount (BIA) only. For example, consider two identical $1,000,000 policies; the first with a $1,000,000 BIA and the other with a $500,000 BIA and $500,000 of rider coverage amount. The sales expense charge for the first policy will be based on the Target Premium of a $1,000,000 BIA while the sales expense charge for the second policy will be based on the Target Premium of a $500,000 BIA only. See CHARGES AND EXPENSES, page 10.


2. The current Cost of Insurance (COI) is different for the basic insurance amount and for the rider coverage amount. Cost of Insurance is determined by multiplying the COI rates by the Contract's "net amount of risk." The "net amount of risk" is the amount by which the Contract's death benefit exceeds the Contract Fund. The COI rates for both the basic insurance amount and the Target Term Rider will increase annually. However, current COI rates for the Target Term Rider are less than the current rates for the basic insurance amount death benefit for the first ten years, but are greater thereafter.

3. You may increase or decrease both your basic insurance amount and rider coverage amount after issue subject to the underwriting requirements determined by Pruco Life. See INCREASES IN BASIC INSURANCE AMOUNT, page 22 and DECREASES IN BASIC INSURANCE AMOUNT, page 23. Increasing your basic insurance amount after issue increases your sales expense charges on any premiums paid after the effective date of the increase for that portion of the premium allocated to the new coverage segment.

4. The amount and timing of premium payments, loans, and withdrawals you make under the Contract and your choice of definition of life insurance test (see TAX TREATMENT OF CONTRACT BENEFITS, page 27) will all be factors in determining the relative performance of a Contract with and without a Target Term Rider.


5. Investment experience will be a factor in determining the relative performance of a Contract with and without a Target Term Rider.

The five factors outlined above can have opposite effects on the financial performance of a Contract, including the amount of the Contract's cash value and death benefit. It is important that you ask your Pruco Life representative to see illustrations based on different combinations of all of the above. You can then discuss with your Pruco Life representative how these combinations may address your objectives.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18, HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19 and HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY, page 20. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

We can bill you for the amount you select annually, semi-annually, quarterly or monthly. Because the Contract is a flexible premium contract, there are no premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain inforce if the Contract Fund is greater than zero and more than any Contract debt. When you apply for the Contract, you should discuss with your Pruco Life representative how frequently you would like to be billed (if at all) and for what amount.

ALLOCATION OF PREMIUMS

On the Contract date, we deduct the charge for sales expenses and the charge for taxes attributable to premiums (in Oregon this is called a premium based administrative charge) from the initial premium. See CHARGES AND EXPENSES, page
10. Also on the Contract date, the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period, will be allocated to the Money Market Subaccount and the first monthly deductions are made. At the end of the "free-look" period, these funds will be allocated among the subaccounts according to your desired allocation, as specified in the application form. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 13. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums (in Oregon this is called a premium based administrative charge) also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the valuation period in which it is received at a Home Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33-1/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

TRANSFERS


You may, up to 12 times each Contract year, transfer amounts from one subaccount to another subaccount without charge. Additional transfers may be made during each Contract year, but only with our consent. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a subaccount may be transferred.


Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned (see ASSIGNMENT, page 29), depending on the terms of the assignment.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the investment option or to the disadvantage of other contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing and amount of transfers. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner.

DOLLAR COST AVERAGING

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market Subaccount into other subaccounts available under the Contract. You may choose to have periodic transfers made monthly, quarterly, semi-annually or annually. DCA transfers will not begin until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 13.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

AUTO-REBALANCING

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance subaccount assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of subaccounts X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 13.

Auto-Rebalancing can be performed on a monthly, quarterly, semi-annual or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

HOW A CONTRACT'S SURRENDER VALUE WILL VARY

You may surrender the Contract for its surrender value. The Contract's surrender value on any date will be the Contract Fund less any Contract debt plus any return of sales charges. See CONTRACT LOANS, page 26 and RETURN OF SALES CHARGES, page 10. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Fund portfolios in which the assets of the subaccount[s] have been invested; (2) interest credited on any loan; and
(3) the daily asset charge for mortality and expense risks assessed against the subaccounts. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES, page 10. Upon request, Pruco Life will tell you the surrender value of your Contract. It is possible for the surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T10 of this prospectus illustrate approximately what the surrender values would be for representative Contracts, assuming hypothetical uniform investment results in the Fund portfolios. See ILLUSTRATIONS OF SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 24.

HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY

As described earlier, there are three types of death benefit available under the
Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit and; (3) Type C, a return of premium death benefit. A Type B (variable) death benefit varies with investment performance while Type A (fixed) and Type C (return of premium) death benefits do not, unless they must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept inforce for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

     (1)  the basic insurance amount; and

     (2) the Contract Fund before the deduction of any monthly charges due on that date plus any return of sales charges, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on the data pages of your Contract. The second provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes that a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35.

                                          TYPE A (FIXED) DEATH BENEFIT
-------------------------------------------------------------------------------------------------------------------

                     IF                                                      THEN
-------------------------------------------------------------------------------------------------------------------

          THE             AND THE CONTRACT      THE ATTAINED AGE        THE CONTRACT FUND            AND THE DEATH
        INSURED                FUND IS            FACTOR IS **      MULTIPLIED BY THE ATTAINED         BENEFIT IS
         IS AGE                                                           AGE FACTOR IS
-------------------------------------------------------------------------------------------------------------------

          40                  $ 25,000                3.57                    89,250                    $250,000
          40                  $ 75,000                3.57                   267,750                    $267,750*
          40                  $100,000                3.57                   357,000                    $357,000*
-------------------------------------------------------------------------------------------------------------------

          60                  $ 75,000                1.92                   144,000                    $250,000
          60                  $125,000                1.92                   240,000                    $250,000
          60                  $150,000                1.92                   288,000                    $288,000*
-------------------------------------------------------------------------------------------------------------------

          80                  $150,000                1.26                   189,000                    $250,000
          80                  $200,000                1.26                   252,000                    $252,000*
          80                  $225,000                1.26                   283,500                    $283,500*
-------------------------------------------------------------------------------------------------------------------
*    Note that the death benefit has been increased to comply with the Internal
     Revenue Code's definition of life insurance.
**   Assumes the Contract Owner selected the Cash Value Accumulation Test.
-------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund.

HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY

Under a Type B (variable) Contract, while the Contract is inforce, the death benefit will never be less than the basic insurance amount, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

     (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

     (2) the Contract Fund before the deduction of any monthly charges due on that date plus any return of sales charges, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35.

                                      TYPE B (VARIABLE) DEATH BENEFIT
-------------------------------------------------------------------------------------------------------------------

                     IF                                                      THEN
-------------------------------------------------------------------------------------------------------------------

          THE             AND THE CONTRACT     THE ATTAINED AGE         THE CONTRACT FUND           AND THE DEATH
    INSURED IS AGE            FUND IS            FACTOR IS **      MULTIPLIED BY THE ATTAINED         BENEFIT IS
                                                                          AGE FACTOR IS
-------------------------------------------------------------------------------------------------------------------
          40                  $25,000                3.57                     89,250                    $275,000
          40                  $75,000                3.57                    267,750                    $325,000
          40                  $100,000               3.57                    357,000                    $357,000*
-------------------------------------------------------------------------------------------------------------------

          60                  $ 75,000               1.92                    144,000                    $325,000
          60                  $125,000               1.92                    240,000                    $375,000
          60                  $150,000               1.92                    288,000                    $400,000
-------------------------------------------------------------------------------------------------------------------

          80                  $150,000               1.26                    189,000                    $400,000
          80                  $200,000               1.26                    252,000                    $450,000
          80                  $225,000               1.26                    283,500                    $475,000
-------------------------------------------------------------------------------------------------------------------
*    Note that the death benefit has been increased to comply with the Internal
     Revenue Code's definition of life insurance.
**   Assumes the Contract Owner selected the Cash Value Accumulation Test.
-------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund.

HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY

Under a Type C (return of premium) Contract, while the Contract is inforce, the death benefit will be the greater of:

     (1) the basic insurance amount plus the total premiums paid into the Contract less any withdrawals, accumulated at an interest rate (between 0% and 8%; in 1/2% increments) chosen by the Contract owner to the date of death; and

     (2) the Contract Fund before the deduction of monthly charges due on that date plus any return of sales charges, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals plus interest is greater than total premiums paid plus interest.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35.

                                             TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
------------------------------------------------------------------------------------------------------------------------------------

                                 IF                                                                  THEN

------------------------------------------------------------------------------------------------------------------------------------

                                         AND THE PREMIUMS PAID LESS                         THE CONTRACT FUND          AND THE DEATH
          THE         AND THE CONTRACT      ANY WITHDRAWALS WITH      THE ATTAINED AGE      MULTIPLIED BY THE            BENEFIT IS
        INSURED            FUND IS             INTEREST EQUALS           FACTOR IS**      ATTAINED AGE FACTOR IS
         IS AGE

------------------------------------------------------------------------------------------------------------------------------------

         40                $25,000                $15,000                  3.57                   89,250                  $265,000
         40                $75,000                $60,000                  3.57                  267,750                  $310,000
         40               $100,000                $80,000                  3.57                  357,000                  $357,000*
------------------------------------------------------------------------------------------------------------------------------------

         60                $75,000                $ 60,000                 1.92                  144,000                  $310,000
         60               $125,000                $100,000                 1.92                  240,000                  $350,000
         60               $150,000                $125,000                 1.92                  288,000                  $375,000
------------------------------------------------------------------------------------------------------------------------------------

         80               $150,000                $125,000                 1.26                  189,000                  $375,000
         80               $200,000                $150,000                 1.26                  252,000                  $400,000
         80               $225,000                $175,000                 1.26                  283,500                  $425,000
------------------------------------------------------------------------------------------------------------------------------------
*    Note that the death benefit has been increased to comply with the Internal
     Revenue Code's definition of life insurance.
**   Assumes the Contract owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------------------------------------------------------------


This means, for example, that if the insured has reached the age of 40, and the premiums paid with interest less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its net cash value while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life's needs, to a Home Office. The surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Home Office. If the Contract is fully surrendered within the first four Contract years, you may be entitled to a return of sales charges. See CHARGES AND EXPENSES, page 10. Surrender of a Contract may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's net cash value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after the withdrawal may not be zero or less than zero. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the net cash value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

Generally, whenever a withdrawal is made, the death benefit will be immediately reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount, unless you provide evidence that the insured is insurable for the increase in net amount at risk. In addition, no withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. Furthermore, the sum of the basic insurance amount and the Target Term Rider must equal or exceed $100,000. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 12. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn and the withdrawal fee. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.


Withdrawals increase the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default.


LAPSE AND REINSTATEMENT

Pruco Life will determine the value of the Contract Fund on each Monthly date. If the Contract Fund is zero or less, the Contract is in default. If the Contract debt ever grows to be equal to or more than the Contract Fund, the Contract will be in default. Should this happen, Pruco Life will send you a notice of default setting forth the payment which we estimate will keep the Contract inforce for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

A Contract that ended in default may be reinstated within 5 years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement. The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund.

INCREASES IN BASIC INSURANCE AMOUNT

Subject to state approval and subject to the underwriting requirements determined by Pruco Life, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. We will allow up to 98 increases during the life of the Contract. The following conditions must be met: (1) you must ask for the change in a form that meets Pruco Life's needs; (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of the Contract; (3) you must prove to us that the insured is insurable for any increase; (4) the Contract must not be in default; and (5) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25.

Furthermore, you may establish a schedule under which the basic insurance amount increases on designated Contract anniversaries. The schedule of increases must meet the following conditions:

     (1) The amount of each scheduled increase must be at least equal to the minimum increase in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of the Contract.

     (2)  The amount of each scheduled increase cannot exceed:


          (a) 20% of the underwritten death benefit (at issue, the underwritten death benefit is equal to the face amount on the Contract date) for increases scheduled to take place at attained ages up to and including 65; or


          (b) 10% of the underwritten death benefit for increases scheduled to take place at attained ages from 66 up to and including 70.

     (3)  Increases cannot be scheduled to take place after attained age 70.

     (4) The total face amount including scheduled increases can never exceed 4 times the underwritten death benefit for fully underwritten Contracts or 2 times the underwritten death benefit for Contracts issued on a simplified issue or guaranteed issue basis.

These are our current guidelines. We reserve the right to change these conditions.

For sales load purposes, the Target Premium (referred to as "segment allocation amount" in your Contract) is calculated separately for each coverage segment. When premiums are paid, each premium payment is allocated to each coverage segment based on the proportion of its Target Premium to the total of all Target Premiums currently in effect. Currently, the sales load charge for each segment is equal to 13 1/2% of the allocated premium paid in each Contract year up to the Target Premium and 2% on any excess. See CHARGES AND EXPENSES, page 10.

The COI rates for an increase in basic insurance amount are based upon 1980 CSO Tables, the age at the increase effective date and the number of years since then, sex (except where unisex rates apply), smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole Contract (the death benefit minus the Contract Fund) is allocated to each basic insurance amount segment based on the proportion of its basic insurance amount to the total of all basic insurance amount segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the Insured's attained age for the initial basic insurance amount segment. For a description of attained age factor, see HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18, HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19 and HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY, page 20.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 13. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

DECREASES IN BASIC INSURANCE AMOUNT

As explained earlier, you may make a withdrawal. See WITHDRAWALS, page 21. You also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of your Contract. In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of your Contract. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 10. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Furthermore, a decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

WHEN PROCEEDS ARE PAID

Pruco Life will generally pay any death benefit, cash value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Pruco Life may delay payment of proceeds from the subaccount[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

ILLUSTRATIONS OF SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The following tables show how a Contract's death benefit and surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All the tables assume the following:

o a Contract bought by a 45 year old male, select, non-smoker, with no extra risks or substandard ratings, issued on a Guaranteed Issue basis.

o a given premium amount is paid on each Contract anniversary for seven years and no loans are taken.

o the Contract Fund has been invested in equal amounts in each of the 15 portfolios of the Funds.

The first two tables (pages T1 and T2) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 13. The first table assumes current charges will continue for the indefinite future while the second table assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 10.

The third and fourth tables (pages T3 and T4) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $5,000 basic insurance amount and a $995,000 Target Term Rider has been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 13. The third table assumes current charges will continue for the indefinite future while the fourth table assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 10.

The next two tables (pages T5 and T6) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 13. The fifth table assumes current charges will continue for the indefinite future while the sixth table assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 10.

The tables on pages T7 and T8 assume: (1) a Type B (variable) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 13. The table on page T7 assumes current charges will continue for the indefinite future while the table on page T8 assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 10.

The last two tables (pages T9 and T10) assume: (1) a Type C (return of premium) Contract has been purchased with premiums accumulating at 6%, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 13. The table on page T9 assumes current charges will continue for the indefinite future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 10.

Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and surrender values would be different from those shown if investment returns averaged 0%, 4%, 8% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following 10 tables (pages T1 through T10) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. The last four columns show the surrender value payable in each of the years shown for the four different assumed investment returns.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 15 portfolios of 0.64%, and the daily deduction from the Contract Fund of 0.20% per year for the tables based on current charges and 0.5% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -0.84%, 3.16%, 7.16% and 11.16%, respectively. Assuming maximum charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.14%, 2.86%, 6.86% and 10.86%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 0.64% and will depend on which subaccounts are selected. The death benefits and surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

The Contract allows you to invest your net premium dollars in a variety of professionally managed funds. Fluctuating investment returns in these funds, together with the actual pattern of your premium payments, our Contract charges, and any loans and withdrawals you may make will generate different Contract values than those illustrated, even if the averages of the investment rates of return over the years were to match those illustrated. Because of this, we strongly recommend periodic Contract reviews with your Pruco Life representative. Reviews are an excellent way to monitor the performance of the policy against your expectations and to identify adjustments that may be necessary.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 45 year old man, may be useful for a 45 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

                                  ILLUSTRATIONS
                                  -------------

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                              USING CURRENT CHARGES

                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)     (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------   --------------

     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 48,483       $   51,197     $    53,910
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 95,154       $  103,370     $   111,914
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $137,682       $  154,274     $   172,219
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $179,763       $  207,734     $   239,208
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $214,014       $  256,507     $   306,267
     6         $  377,544         $1,000,000      $1,000,000     $ 1,003,751          $255,225       $  315,532     $   389,051
     7         $  449,565         $1,000,000      $1,000,000     $ 1,201,896          $296,007       $  377,585     $   480,759
     8         $  467,547         $1,000,000      $1,000,000     $ 1,292,874          $291,337       $  395,092     $   532,047
     9         $  486,249         $1,000,000      $1,000,000     $ 1,383,477          $286,474       $  413,367     $   588,713
    10         $  505,699         $1,000,000      $1,000,000     $ 1,484,991          $281,409       $  432,459     $   651,312
    15         $  615,260         $1,000,000      $1,071,214     $ 2,130,891          $251,845       $  541,017     $ 1,076,207
20 (Age 65)    $  748,558         $1,000,000      $1,164,409     $ 3,058,594          $210,928       $  673,069     $ 1,767,973
    25         $  910,735         $1,000,000      $1,286,999     $ 4,463,920          $156,236       $  835,714     $ 2,898,649
    30         $1,108,049         $1,000,000      $1,434,385     $ 6,569,066          $ 68,741       $1,031,932     $ 4,725,947
    35         $1,348,111         $        0(2)   $1,615,068     $ 9,765,705          $      0(2)    $1,261,772     $ 7,629,457
    40         $1,640,183         $        0      $1,835,817     $14,655,228          $      0       $1,529,847     $12,212,690
    45         $1,995,533         $        0      $2,096,742     $22,097,161          $      0       $1,839,247     $19,383,474

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 33, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T1

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                        USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------

     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 42,042        $ 44,461       $   46,882
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 83,525        $ 90,767       $   98,305
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $120,352        $134,915       $  150,684
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $156,629        $181,116       $  208,704
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $184,149        $221,277       $  264,812
     6         $  377,544         $1,000,000      $1,000,000     $ 1,000,000          $219,323        $271,929       $  336,158
     7         $  449,565         $1,000,000      $1,000,000     $ 1,038,310          $253,928        $324,989       $  415,324
     8         $  467,547         $1,000,000      $1,000,000     $ 1,107,268          $245,762        $335,843       $  455,666
     9         $  486,249         $1,000,000      $1,000,000     $ 1,174,597          $237,173        $346,876       $  499,829
    10         $  505,699         $1,000,000      $1,000,000     $ 1,249,718          $228,098        $358,065       $  548,122
    15         $  615,260         $1,000,000      $1,000,000     $ 1,712,552          $172,942        $415,573       $  864,925
20 (Age 65)    $  748,558         $1,000,000      $1,000,000     $ 2,336,628          $ 90,452        $471,897       $1,350,652
    25         $  910,735         $        0(2)   $1,000,000     $ 3,201,319          $      0(2)     $517,437       $2,078,778
    30         $1,108,049         $        0      $1,000,000     $ 4,379,173          $      0        $532,776       $3,150,484
    35         $1,348,111         $        0      $1,000,000     $ 5,997,667          $      0        $465,369       $4,685,677
    40         $1,640,183         $        0      $1,000,000     $ 8,248,146          $      0        $148,192       $6,873,455
    45         $1,995,533         $        0      $        0(2)  $11,378,593          $      0        $      0(2)    $9,981,222

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 6%, the Contract would go into default in policy year 42, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 24, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T2

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
        $1,000,000 TARGET COVERAGE AMOUNT($5,000 BASIC INSURANCE AMOUNT,
                          $995,000 TARGET TERM RIDER)
            ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                              USING CURRENT CHARGES

                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------

     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 51,562       $   54,651     $    57,741
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $101,390       $  110,752     $   120,486
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $150,157       $  169,080     $   189,544
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $198,425       $  230,345     $   266,254
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $245,081       $  293,589     $   350,377
     6         $  377,544         $1,000,000      $1,000,000     $ 1,147,997          $292,387       $  361,246     $   444,960
     7         $  449,565         $1,000,000      $1,080,607     $ 1,373,982          $339,222       $  432,243     $   549,593
     8         $  467,547         $1,000,000      $1,099,624     $ 1,478,030          $334,368       $  452,520     $   608,243
     9         $  486,249         $1,000,000      $1,113,122     $ 1,581,651          $329,354       $  473,669     $   673,043
    10         $  505,699         $1,000,000      $1,130,248     $ 1,697,748          $324,170       $  495,723     $   744,626
    15         $  615,260         $1,000,000      $1,228,472     $ 2,436,409          $291,699       $  620,440     $ 1,230,509
20 (Age 65)    $  748,558         $1,000,000      $1,335,518     $ 3,497,315          $245,586       $  771,976     $ 2,021,569
    25         $  910,735         $1,000,000      $1,476,275     $ 5,104,392          $182,058       $  958,620     $ 3,314,540
    30         $1,108,049         $1,000,000      $1,645,473     $ 7,511,734          $ 76,656       $1,183,794     $ 5,404,125
    35         $1,348,111         $        0(2)   $1,852,871     $11,167,235          $      0(2)    $1,447,556     $ 8,724,403
    40         $1,640,183         $        0      $2,106,240     $16,758,614          $      0       $1,755,200     $13,965,511
    45         $1,995,533         $        0      $2,405,711     $25,268,771          $      0       $2,110,273     $22,165,589

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 33, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T3

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
              MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
        $1,000,000 TARGET COVERAGE AMOUNT($5,000 BASIC INSURANCE AMOUNT,
                          $995,000 TARGET TERM RIDER)
           ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                       USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 45,525        $   48,371     $    51,218
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 90,440        $   98,979     $   107,866
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $134,190        $  151,389     $   170,007
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $177,348        $  206,299     $   238,905
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $218,793        $  262,725     $   314,222
     6         $  377,544         $1,000,000      $1,000,000     $ 1,029,644          $260,782        $  323,077     $   399,087
     7         $  449,565         $1,000,000      $1,000,000     $ 1,231,001          $302,183        $  386,390     $   492,400
     8         $  467,547         $1,000,000      $1,000,000     $ 1,313,097          $293,761        $  400,624     $   540,369
     9         $  486,249         $1,000,000      $1,000,000     $ 1,393,272          $284,947        $  415,266     $   592,882
    10         $  505,699         $1,000,000      $1,000,000     $ 1,482,698          $275,681        $  430,316     $   650,306
    15         $  615,260         $1,000,000      $1,013,492     $ 2,033,504          $220,190        $  511,864     $ 1,027,022
20 (Age 65)    $  748,558         $1,000,000      $1,043,508     $ 2,776,008          $138,897        $  603,184     $ 1,604,629
    25         $  910,735         $1,000,000      $1,078,803     $ 3,804,597          $  4,483        $  700,522     $ 2,470,517
    30         $1,108,049         $        0(2)   $1,113,542     $ 5,205,578          $      0(2)     $  801,109     $ 3,745,020
    35         $1,348,111         $        0      $1,150,897     $ 7,130,562          $      0        $  899,138     $ 5,570,752
    40         $1,640,183         $        0      $1,194,559     $ 9,807,119          $      0        $  995,465     $ 8,172,599
    45         $1,995,533         $        0      $1,243,945     $13,530,182          $      0        $1,091,180     $11,868,581

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 26, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T4

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                             GUIDELINE PREMIUM TEST
                          TYPE A (FIXED) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
          ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS (3)
                              USING CURRENT CHARGES

                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year       Per Year(3)       (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 48,483       $ 51,197       $    53,910
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 95,154       $103,370       $   111,914
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $137,682       $154,274       $   172,219
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $179,763       $207,734       $   239,208
     5         $  255,646         $1,000,000      $1,000,000     $ 1,000,000          $172,385       $212,359       $   259,601
     6         $  265,872         $1,000,000      $1,000,000     $ 1,000,000          $168,828       $221,252       $   286,585
     7         $  276,507         $1,000,000      $1,000,000     $ 1,000,000          $165,077       $230,421       $   316,462
     8         $  287,567         $1,000,000      $1,000,000     $ 1,000,000          $161,123       $239,877       $   349,572
     9         $  299,070         $1,000,000      $1,000,000     $ 1,000,000          $156,932       $249,610       $   386,277
    10         $  311,032         $1,000,000      $1,000,000     $ 1,000,000          $152,495       $259,634       $   427,011
    15         $  378,419         $1,000,000      $1,000,000     $ 1,000,000          $125,225       $313,804       $   709,979
20 (Age 65)    $  460,404         $1,000,000      $1,000,000     $ 1,454,011          $ 84,602       $373,512       $ 1,191,812
    25         $  560,152         $1,000,000      $1,000,000     $ 2,322,243          $ 28,029       $441,561       $ 2,001,933
    30         $  681,510         $        0(2)   $1,000,000     $ 3,600,556          $      0(2)    $513,012       $ 3,365,005
    35         $  829,162         $        0      $1,000,000     $ 5,951,349          $      0       $577,792       $ 5,667,951
    40         $1,008,802         $        0      $1,000,000     $ 9,976,365          $      0       $625,256       $ 9,501,300
    45         $1,227,362         $        0      $1,000,000(2)  $16,592,333          $      0       $624,317(2)    $15,802,222

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 6%, the Contract would go into default in policy year 54, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 27, unless an additional premium payment was made.

(3) The Guideline Premium Test limits the premium payable in policy year 5 to $4,108.12, and zero in years 6 and 7.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T5

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                             GUIDELINE PREMIUM TEST
                          TYPE A (FIXED) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
          ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS (3)
                        USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year       Per Year(3)       (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000      $1,000,000          $ 42,042        $ 44,461       $  46,882
     2         $  116,115         $1,000,000      $1,000,000      $1,000,000          $ 83,525        $ 90,767       $  98,305
     3         $  177,679         $1,000,000      $1,000,000      $1,000,000          $120,352        $134,915       $  150,684
     4         $  241,705         $1,000,000      $1,000,000      $1,000,000          $156,629        $181,116       $  208,704
     5         $  255,646         $1,000,000      $1,000,000      $1,000,000          $145,181        $179,943       $  221,114
     6         $  265,872         $1,000,000      $1,000,000      $1,000,000          $138,453        $183,659       $  240,201
     7         $  276,507         $1,000,000      $1,000,000      $1,000,000          $131,364        $187,182       $  261,097
     8         $  287,567         $1,000,000      $1,000,000      $1,000,000          $123,849        $190,449       $  283,978
     9         $  299,070         $1,000,000      $1,000,000      $1,000,000          $115,832        $193,381       $  309,037
    10         $  311,032         $1,000,000      $1,000,000      $1,000,000          $107,244        $195,908       $  336,512
    15         $  378,419         $1,000,000      $1,000,000      $1,000,000          $ 52,947        $199,407       $  521,353
20 (Age 65)    $  460,404         $        0(2)   $1,000,000      $1,015,673          $      0(2)     $174,339       $  832,518
    25         $  560,152         $        0      $1,000,000      $1,573,520          $      0        $ 84,903       $1,356,482
    30         $  681,510         $        0      $        0(2)   $2,369,493          $      0        $      0(2)    $2,214,480
    35         $  829,162         $        0      $        0      $3,820,857          $      0        $      0       $3,638,912
    40         $1,008,802         $        0      $        0      $6,218,175          $      0        $      0       $5,922,071
    45         $1,227,362         $        0      $        0      $9,971,753          $      0        $      0       $9,496,907

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 6%, the Contract would go into default in policy year 28, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 19, unless an additional premium payment was made.

(3) The Guideline Premium Test limits the premium payable in policy year 5 to $4,108.12, and zero in years 6 and 7.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T6

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                         TYPE B (VARIABLE) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                              USING CURRENT CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,044,789      $1,047,503     $ 1,050,216          $ 48,483       $ 51,197       $    53,910
     2         $  116,115         $1,087,625      $1,095,828     $ 1,104,358          $ 95,014       $103,217       $   111,747
     3         $  177,679         $1,129,923      $1,146,463     $ 1,164,352          $137,311       $153,852       $   171,741
     4         $  241,705         $1,171,667      $1,199,507     $ 1,230,831          $179,056       $206,895       $   238,220
     5         $  308,293         $1,212,843      $1,255,062     $ 1,304,498          $212,843       $255,062       $   304,498
     6         $  377,544         $1,253,445      $1,313,250     $ 1,386,144          $253,445       $313,250       $   386,144
     7         $  449,565         $1,293,449      $1,374,174     $ 1,476,627          $293,449       $374,174       $   476,627
     8         $  467,547         $1,287,940      $1,390,340     $ 1,526,582          $287,940       $390,340       $   526,582
     9         $  486,249         $1,282,170      $1,407,023     $ 1,581,785          $282,170       $407,023       $   581,785
    10         $  505,699         $1,276,132      $1,424,240     $ 1,642,812          $276,132       $424,240       $   642,812
    15         $  615,260         $1,240,481      $1,517,697     $ 2,096,714          $240,481       $517,697       $ 1,058,946
20 (Age 65)    $  748,558         $1,191,025      $1,620,344     $ 3,009,434          $191,025       $620,344       $ 1,739,557
    25         $  910,735         $1,126,927      $1,732,923     $ 4,392,153          $126,927       $732,923       $ 2,852,048
    30         $1,108,049         $1,030,374      $1,837,937     $ 6,463,437          $ 30,374       $837,937       $ 4,649,955
    35         $1,348,111         $        0(2)   $1,897,334     $ 9,608,659          $      0(2)    $897,334       $ 7,506,764
    40         $1,640,183         $        0      $1,856,842     $14,419,537          $      0       $856,842       $12,016,281
    45         $1,995,533         $        0      $1,614,159(2)  $21,741,771          $      0       $614,159(2)    $19,071,729

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 6%, the Contract would go into default in policy year 51, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 32, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T7

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                         TYPE B (VARIABLE) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                        USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------

     1         $   56,919         $1,037,800      $1,040,210     $ 1,042,623          $ 41,904        $ 44,315       $   46,728
     2         $  116,115         $1,074,892      $1,082,089     $ 1,089,580          $ 83,101        $ 90,298       $   97,790
     3         $  177,679         $1,111,264      $1,125,697     $ 1,141,322          $119,473        $133,906       $  149,531
     4         $  241,705         $1,146,895      $1,171,087     $ 1,198,335          $155,105        $179,297       $  206,545
     5         $  308,293         $1,181,765      $1,218,316     $ 1,261,162          $181,765        $218,316       $  261,162
     6         $  377,544         $1,215,831      $1,267,422     $ 1,330,381          $215,831        $267,422       $  330,381
     7         $  449,565         $1,249,045      $1,318,436     $ 1,406,623          $249,045        $318,436       $  406,623
     8         $  467,547         $1,239,413      $1,326,899     $ 1,443,555          $239,413        $326,899       $  443,555
     9         $  486,249         $1,229,277      $1,335,141     $ 1,483,847          $229,277        $335,141       $  483,847
    10         $  505,699         $1,218,574      $1,343,079     $ 1,527,788          $218,574        $343,079       $  527,788
    15         $  615,260         $1,154,197      $1,374,853     $ 1,814,671          $154,197        $374,853       $  814,671
20 (Age 65)    $  748,558         $1,062,224      $1,379,373     $ 2,254,175          $ 62,224        $379,373       $1,254,175
    25         $  910,735         $        0(2)   $1,324,163     $ 2,957,206          $      0(2)     $324,163       $1,920,263
    30         $1,108,049         $        0      $1,153,072     $ 4,043,686          $      0        $153,072       $2,909,127
    35         $1,348,111         $        0      $        0(2)  $ 5,537,753          $      0        $      0(2)    $4,326,370
    40         $1,640,183         $        0      $        0     $ 7,615,256          $      0        $      0       $6,346,047
    45         $1,995,533         $        0      $        0     $10,505,118          $      0        $      0       $9,215,016

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 6%, the Contract would go into default in policy year 33, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 23, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T8

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                 TYPE C (RETURN OF PREMIUM AT 6%) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                              USING CURRENT CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,058,014      $1,058,014     $ 1,058,014          $ 48,483       $ 51,197       $    53,910
     2         $  116,115         $1,119,508      $1,119,508     $ 1,119,508          $ 94,971       $103,181       $   111,719
     3         $  177,679         $1,184,693      $1,184,693     $ 1,184,693          $137,186       $153,750       $   171,668
     4         $  241,705         $1,253,788      $1,253,788     $ 1,253,788          $178,789       $206,686       $   238,083
     5         $  308,293         $1,327,029      $1,327,029     $ 1,327,029          $212,357       $254,690       $   304,280
     6         $  377,544         $1,404,665      $1,404,665     $ 1,404,665          $252,634       $312,644       $   385,833
     7         $  449,565         $1,486,958      $1,486,958     $ 1,486,958          $292,175       $373,244       $   476,224
     8         $  467,547         $1,516,176      $1,516,176     $ 1,516,176          $286,060       $389,000       $   526,128
     9         $  486,249         $1,547,146      $1,547,146     $ 1,547,146          $279,507       $405,167       $   581,351
    10         $  505,699         $1,579,975      $1,579,975     $ 1,579,975          $272,475       $421,740       $   642,506
    15         $  615,260         $1,776,138      $1,776,138     $ 2,100,333          $226,786       $508,772       $ 1,060,774
20 (Age 65)    $  748,558         $2,038,647      $2,038,647     $ 3,014,713          $149,804       $593,128       $ 1,742,609
    25         $  910,735         $2,389,944      $2,389,944     $ 4,399,860          $ 24,905       $660,913       $ 2,857,052
    30         $1,108,049         $        0(2)   $2,860,059     $ 6,474,781          $      0(2)    $645,653       $ 4,658,116
    35         $1,348,111         $        0      $3,489,179     $ 9,625,524          $      0       $355,487       $ 7,519,940
    40         $1,640,183         $        0      $        0(2)  $14,444,848          $      0       $      0(2)    $12,037,373
    45         $1,995,533         $        0      $        0     $21,779,936          $      0       $      0       $19,105,207

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 6%, the Contract would go into default in policy year 38, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 26, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T9

                 PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                          CASH VALUE ACCUMULATION TEST
                 TYPE C (RETURN OF PREMIUM AT 6%) DEATH BENEFIT
               MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                        $1,000,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                        USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------

     1         $   56,919         $1,058,014      $1,058,014     $ 1,058,014          $ 41,850        $ 44,262       $   46,678
     2         $  116,115         $1,119,508      $1,119,508     $ 1,119,508          $ 82,906        $ 90,115       $   97,621
     3         $  177,679         $1,184,693      $1,184,693     $ 1,184,693          $119,022        $133,491       $  149,161
     4         $  241,705         $1,253,788      $1,253,788     $ 1,253,788          $154,243        $178,517       $  205,876
     5         $  308,293         $1,327,029      $1,327,029     $ 1,327,029          $180,294        $217,005       $  260,082
     6         $  377,544         $1,404,665      $1,404,665     $ 1,404,665          $213,495        $265,365       $  328,762
     7         $  449,565         $1,486,958      $1,486,958     $ 1,486,958          $245,510        $315,359       $  404,321
     8         $  467,547         $1,516,176      $1,516,176     $ 1,516,176          $234,337        $322,533       $  440,487
     9         $  486,249         $1,547,146      $1,547,146     $ 1,547,146          $222,240        $329,147       $  479,931
    10         $  505,699         $1,579,975      $1,579,975     $ 1,579,975          $209,064        $335,040       $  522,953
    15         $  615,260         $1,776,138      $1,776,138     $ 1,776,138          $120,122        $346,058       $  805,225
20 (Age 65)    $  748,558         $        0(2)   $2,038,647     $ 2,159,800          $      0(2)     $289,658       $1,248,440
    25         $  910,735         $        0      $2,389,944     $ 2,958,528          $      0        $ 54,663       $1,921,122
    30         $1,108,049         $        0      $        0(2)  $ 4,046,582          $      0        $      0(2)    $2,911,210
    35         $1,348,111         $        0      $        0     $ 5,541,723          $      0        $      0       $4,329,471
    40         $1,640,183         $        0      $        0     $ 7,620,718          $      0        $      0       $6,350,599
    45         $1,995,533         $        0      $        0     $10,512,657          $      0        $      0       $9,221,629

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 6%, the Contract would go into default in policy year 26, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 20, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T10

CONTRACT LOANS

You may borrow from Pruco Life an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to 90% of the Contract Fund value. A Contract in default has no loan value. The minimum loan amount you may borrow is $200.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.25%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund, the Contract will go into default. See LAPSE AND REINSTATEMENT, page 22. If the Contract debt equals or exceeds the Contract Fund and you fail to keep the Contract inforce, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each subaccount bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 1/4%.

Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

Any Contract debt will directly reduce a Contract's cash value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Generally, representatives will receive a commission of no more than: (1) 20% of the premiums received in the first year on premiums up to the Target Premium (referred to as "segment allocation amount" in your Contract); (2) 12% of premiums received in years two through 10 on premiums up to the Target Premium; and (3) 2% on premiums received in the first 10 years in excess of the Target Premium or received after 10 years. If the basic insurance amount is increased, representatives will generally receive a commission of no more than: (1) 20% of the premiums received up to the Target Premium for the increase received in the first year; (2) 12% of the premiums received up to the Target Premium for years two through 10; and (3) 2% on other premiums received for the increase. Moreover, trail commissions of up to 0.05% of the Contract Fund may be paid as of the end of each calendar quarter for years six through 20 and .025% thereafter. Representatives with less than 4 years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

TAX TREATMENT OF CONTRACT BENEFITS

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

TREATMENT AS LIFE INSURANCE. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see TAXATION OF THE FUND in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's basic insurance amount may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on the data pages of your Contract.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured's age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own qualified tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

     o you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, and

     o the Contract's death benefit will be income tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

PRE-DEATH DISTRIBUTIONS. The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

     CONTRACTS NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

          o If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash value used to repay Contract debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

          o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

          o Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, there is some risk the Internal Revenue Service might assert that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

     MODIFIED ENDOWMENT CONTRACTS

          o The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life representative if you are contemplating any of these steps.

          o If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludable from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

          o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

          o All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

WITHHOLDING. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

OTHER TAX CONSIDERATIONS. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

BUSINESS-OWNED LIFE INSURANCE. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering the purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

EXCHANGE RIGHT AVAILABLE IN SOME STATES

In some states, you may have the right to exchange the Contract for a fixed benefit insurance plan issued by The Prudential Insurance Company of America on the insured's life. Such an exchange may be permitted within the first two Contract years after a Contract is issued, so long as the Contract is not in default. This is a general account policy with guaranteed minimum values. No evidence of insurability will be required to make an exchange. The new policy will have the same issue date and risk classification for the insured as the original Contract. The exchange may be subject to an equitable adjustment in premiums and values, and a payment may be required. You may wish to obtain tax advice before effecting such an exchange.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life's consent. Pruco Life assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

BENEFICIARY. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

INCONTESTABILITY. We will not contest the Contract after it has been inforce during the insured's lifetime for two years from the issue date except when any change is made in the Contract that requires Pruco Life's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

MISSTATEMENT OF AGE OR SEX. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

SUICIDE EXCLUSION. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

VOTING RIGHTS

As described earlier, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolios of the Funds. Pruco Life is the legal owner of those shares and as such, has the right to vote on any matter voted on at shareholders meetings of the Funds. However, Pruco Life will, as required by law, vote the shares of the Funds in accordance with voting instructions received from Contract owners at any regular and special shareholders meetings. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of Pruco Life will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Funds in its own right, it may elect to do so.

Matters on which Contract owners may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Contract owner's selected subaccount[s]; (4) any change in the fundamental investment policy of a portfolio corresponding to the Contract owner's selected subaccount[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Fund shares for which a Contract owner may give instructions is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which each Contract owner may give Pruco Life instructions will be determined as of the record date chosen by the Board of Directors of the applicable Fund. Pruco Life will furnish Contract owners with proper forms and proxies to enable them to give these instructions. Pruco Life reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Pruco Life may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund's portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of a Fund's portfolios, provided that Pruco Life reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

SUBSTITUTION OF FUND SHARES

Although Pruco Life believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

REPORTS TO CONTRACT OWNERS

Once each year, Pruco Life will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made and specific Contract data that apply only to your particular Contract. You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

STATE REGULATION

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS


The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the financial statements of the Account as of December 31, 1998 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.


Actuarial matters included in this prospectus have been examined by Nancy Davis, FSA, MAAA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.


LITIGATION AND REGULATORY PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business, including class actions. Our pending legal and regulatory actions include proceedings specific to us and proceedings generally applicable to business practices in the industry in which we operate. In our insurance operations, we are subject to class actions and individual suits involving a variety of issues, including sales practices, claims payment and denial of benefit matters and payment of service fees.

In certain of our pending legal and regulatory actions, large and/or indeterminate amounts are sought, including punitive or exemplary damages. The following is a summary of pending proceedings against us and/or our parent, The Prudential Insurance Company of America ("Prudential"), which we currently believe are significant. Unless otherwise indicated, when we use the terms "we," "us," or "our," in the following discussion, we are referring to both Prudential and Pruco Life.

LIFE INSURANCE SALES PRACTICES ISSUES

We have been subject to substantial regulatory investigations and civil litigation involving alleged deceptive life insurance sales practices engaged in by us and our insurance agents in violation of state and federal laws. The sales practices alleged to have occurred are contrary to our policy.

In April 1995, a Multi-State Life Insurance Task Force (the "Task Force"), comprised of insurance regulators from 29 states and the District of Columbia, was formed to conduct a review of sales and marketing practices throughout the life insurance industry. Prudential was the initial focus of the Task Force examination. In July 1996, the Task Force released its report on its activities (the "Task Force Report"). The Task Force Report found that some sales of life insurance policies, including life insurance policies issued by Pruco Life, had been improper (principally relating to improper financed insurance sales, improper representations in sales involving abbreviated payment plans and insurance improperly sold primarily as an investment rather than as life insurance) and that efforts to prevent such practices were not sufficiently effective. Pruco Life was not named in the Task Force Report, but the report covered the sales of Pruco Life policies. Based on these findings, the Task Force recommended, and Prudential agreed to, various changes in our sales and other business practices controls (including as to the training, supervision and discipline of agents and field management) and a series of fines allocated to all 50 states and the District of Columbia. In addition, the Task Force and Prudential agreed upon a remediation program pursuant to which relief would be offered to policyholders who were misled when they purchased individual permanent life insurance policies in the United States from 1982 through 1995. By March 1997, Prudential had entered into consent orders with insurance regulatory authorities in all 50 states and the District of Columbia in which such authorities adopted the Task Force Report and agreed to accept this remediation program as enhanced by the Class Action Settlement discussed below (the "Remediation Program") and the payment of approximately $65 million in fines, penalties and related payments to resolve with these authorities the sales practices issues identified by the Task Force's examination (each such agreement a "State Settlement").

Commencing in February 1995, a number of individual and alleged class civil actions were filed against Prudential and Pruco Life alleging improprieties in connection with the sale, servicing and operation of permanent individual life insurance policies. These actions were consolidated and transferred by the Judicial Panel on Multi-District Litigation to the United States District Court for the District of New Jersey (the "District Court"). In September 1996, the plaintiffs in the alleged class actions in the consolidated proceeding joined in the filing of an amended consolidated class action against us (the "Class Action") and the pending individual actions (the "Individual Actions") were stayed. The principal allegations of the Class Action were that individual permanent life insurance was improperly sold through alleged misrepresentations concerning the use of an existing policy's value or dividend stream to purchase or maintain another policy (i.e., financed insurance sales), alleged misrepresentations relating to the number of out-of-pocket cash premiums required to be paid for a policy or the realization of specified benefits (i.e., "vanishing premium" or abbreviated payment plans) and alleged misrepresentations of the insurance product sold as an investment rather than a life insurance policy.

In October 1996, we entered into a Stipulation of Settlement (the "Class Action Settlement") in the Class Action covering all persons who own or owned at termination of the policy, an individual permanent life insurance policy issued in the United States by Prudential and Pruco Life during the period January 1, 1982 through December 31, 1995 (each a "Covered Policy") other than those opting out of the Class Action Settlement, those who had previously settled with us who were represented by counsel, the owners of certain corporate-owned life insurance or trust-owned life insurance policies and a limited number of other specified policyholders (the "Class Members"). The Class Action Settlement proposed to settle the Class Action by adopting the Remediation Program described in the Task Force Report and previously accepted in the initial State Settlements plus specified enhancements and changes, including some additional remedies. In addition, it was agreed in the Class Action Settlement that the total pre-tax cost of remedies for the claims filed through the Alternative Dispute Resolution ("ADR") process of the Remediation Program described below would result in a minimum average cost per remedy of $2,364 for the first 330,000 claims remedied. It was also agreed that the ADR participants would be provided with additional compensation to be determined by a formula that would range in aggregate amount from $50 million to $300 million depending on the total number of claims remedied, which would be distributed as determined by the District Court at the end of the ADR claim evaluation process described below. It was agreed in the Class Action Settlement that the aggregate amount of pre-tax cost for remedies granted through the ADR process and the additional compensation to be distributed at the end of the ADR process would in no event be less than $410 million. The Class Action Settlement releases Prudential and Pruco Life from all claims that have been asserted by Class Members and bars Class Members from asserting any other claims with respect to the sales, servicing or administration of the Covered Policies.

In October 1996, a notice of the Class Action and proposed Class Action Settlement was provided to the owners of the approximately 10.7 million Covered Policies, giving each owner the opportunity to opt out of the Class Action in order to pursue alternative remedies. Owners of approximately 21,800 Covered Policies elected to be excluded from the Class Action Settlement (the "Opt-Out Policyholders"). In January 1997, the District Court sanctioned and fined Prudential $1 million for failure to properly implement procedures for its employees to retain documents in violation of the District Court's order that required the parties to preserve all documents relevant to the resolution of the Class Action and the Remediation Program. The District Court ordered Prudential to implement a document retention policy and directed that an independent expert be engaged to investigate the extent of document destruction and its impact on the Remediation Program, so that claim evaluations would take into account any failure to retain materials relevant to the claim. In March 1997, the District Court issued an order certifying the class for settlement purposes only and approving the amended Class Action Settlement as fair to Class Members. In July 1998, this order was affirmed on appeal by the U.S. Court of Appeals for the Third Circuit, although the issue of class counsel's fees was sent back to the District Court for review. In January 1999, the U.S. Supreme Court denied a writ of certiorari filed by certain Class Members objecting to the Class Settlement. The approval of the settlement is now final and unappealable, although the District Court has retained jurisdiction over the administration, execution, enforcement and interpretation of the settlement.

The Remediation Program offered two alternative forms of relief: participation in the ADR process or Basic Claim Relief. The ADR process was designed to permit policyholders who believe they were misled regarding the sale of their policies to submit claims for relief through a no-cost dispute resolution process with certain specified safeguards to protect policyholders. The ADR process has provided for an individual review of each claim with remedies tailored to the type of claim and the available evidence concerning the claim, including any evidence of document destruction by us. Remedies under the ADR process have included, among other things: return of policy values improperly used; cancellation of an unwanted policy and refund of some or all premiums paid including interest; agreement that the policyholder need not make future payments for some or all premiums due; or issuance of a substitute product. The ADR process does not guarantee that there will be a determination in the policyholder's favor providing for any relief or remedy. Basic Claim Relief has provided a choice of specified remedies without a claim or showing that any improper sales practices occurred. The Basic Claim Relief options have included preferred rate premium loans and annuities, mutual fund shares or life insurance policies with certain benefits or values that we will enhance.

Pursuant to the Class Action Settlement and the State Settlements, beginning in February 1997, Remediation Program packages were mailed to Class Members (i.e., the owners of the 10.7 million Covered Policies, other than Opt-Out Policyholders) informing them of their options under the Remediation Program. The owners of approximately 1.16 million Covered Policies indicated an intent to file an ADR claim and were provided an ADR claim form for completion and submission. The ADR process generally has required that individual claim forms and files be reviewed by Prudential and by one or more independent claim evaluators. Approximately 649,000 claim forms were completed and returned by policyholders and virtually all decision letters had been mailed to claimants as of February 28, 1999. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. We believe that the bulk of such appeals will be resolved in 1999. The owners of approximately 503,000 policies indicated an interest in a Basic Claim Relief Remedy.

In a related matter, the NASD examined our individual life insurance broker-dealer's (Pruco Securities Corporation) sales practices with respect to SEC-registered variable life insurance products sold in the United States from 1983 through 1995, as well as the public. In July 1999, Pruco Securities Corporation entered into a settlement agreement with the NASD that included findings by the NASD of improper sales practices affecting the sale of some of our variable life insurance products similar to those cited by the Task Force and inadequate supervision. This settlement agreement censured Pruco Securities, required the retention of an independent consultant to review Pruco Securities' policies and procedures relevant to the NASD's findings, and levied a $20 million fine. This settlement did not change the Remediation Program or add to our obligations to claimants in the Remediation Program or other policyholders.

On September 2, 1999, the Insurance Department of the State of New York formally adopted a Report of Examination based on the Department's review, for the years 1996 and 1997, of Prudential's individual life insurance sales practices controls and various company recordkeeping, reporting and filing requirements. Significantly, the examination report did not identify problems with sales practices controls or the steps taken to implement the recommendations contained in the Task Force Report described above. However, the examiners did cite violations relating to some of Prudential's advertisements and advertising files, the use of unfiled policy forms in what is now a discontinued line of business, various problems related to the back-office maintenance of new business and complaint files, and the inability to produce all requested documents and data in a timely manner. The Department also concluded that Prudential failed to adequately facilitate its examination. These matters were resolved by entry of a Stipulation in which Prudential agreed to pay a fine of $1.5 million and agreed that the Auditing Committee of its Board of Directors would provide semi-annual reports for a three year period to the New York Department describing the status of steps taken to remedy the issues cited in the Report of Examination Pruco Life does not do business in New York.

We remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to our sales practices and the conduct of the Remediation Program. The releases granted by the state insurance regulatory authorities pursuant to the State Settlements do not become final until the Remediation Program has been completed without any material changes to which those regulators have not agreed. The Class Action Settlement does not cover: policies other than individual permanent life insurance policies issued in the United States; any type of policy issued prior to 1982 or after 1995; the Opt-Out Policyholders, some of whom are proceeding with their own individual or putative class actions; and individual actions not barred by the Class Action Settlement. Prudential agreed to indemnify Pruco Life for losses, if any, resulting from claims arising from sales practice violations that occurred between 1982 and 1995. We believe that no other litigation is being brought against Pruco Life that would have a material effect on its financial position.

In 1996, Prudential established a reserve to cover the cost of remedying policyholder claims of $410 million, as agreed to in the Class Action Settlement. Prudential had no better information available at that time upon which to make a reasonable estimate of losses. Prudential also incurred charges or reserves to cover administrative costs related to the ADR process, regulatory fines, penalties and related payments, litigation costs and settlements, and other fees and expenses associated with the resolution of sales practices issues ("Additional Sales Practices Costs") aggregating $715 million. In 1997, based on additional information derived from claim sampling techniques, the terms of the settlement and the number of claim forms received, management increased the estimated liability for the cost of remedying policyholder claims in the ADR process by $1.64 billion before taxes to approximately $2.05 billion before taxes, of which $1.80 billion was funded in a settlement trust. Prudential also incurred charges or additional reserves to cover Additional Sales Practices Costs aggregating $390 million. Prudential expressly noted that additional cost items were anticipated that could not be fully evaluated at that time. In 1998, based on estimates derived from an analysis of claims actually remedied (including interest) and a sample of claims still to be remedied (both estimates included the additional liability associated with the results of the investigation by the independent expert regarding the impact of document destruction on the ADR program) and an estimate of additional liabilities associated with a claimant's right to "appeal" the decision, the estimated liability was increased for the cost of ADR remedies by $510 million before taxes to a total of $2.56 billion before taxes, all of which has been funded in the settlement trust. Prudential also incurred charges or established additional reserves to cover Additional Sales Practices Costs aggregating $640 million.

While Prudential believes it has adequately reserved in all material respects based on information currently available, the ultimate amount of the total cost of remedying policyholder claims and related costs is dependent on complex and varying factors, including the relief options to be chosen by claimants, the dollar value of those options, and the number and type of claims that may successfully be appealed. As with any litigation, the litigation by Opt-Out Policyholders and the Individual Actions are subject to many uncertainties, and, given the complexity and scope of these suits, their outcome cannot be predicted with precision.


YEAR 2000 COMPLIANCE

The Year 2000 issue is best understood as a computer hardware and software problem involving the way dates are stored and processed in computer systems. The services provided to you as a purchaser of a PruSelect(SM) III Life Insurance Contract depend on the smooth functioning of these computer systems. Many computer systems in use today are programmed to recognize only the last two digits of a date as the year. As a result, any system using this kind of programming can not distinguish a date using "00" and may treat it as 1900 instead of 2000. This problem may impact computer systems that store business information, but it could also affect other equipment used in our business such as telephones, fax machines and elevators. If this problem is not corrected, the "Year 2000" issue could affect the accuracy and integrity of business records. Prudential's regular business operations could be interrupted as well as those of other companies that deal with us.

In addition, the operations of the mutual funds associated with the PruSelect(SM) III Life Insurance Contract could experience problems resulting from the Year 2000 issue. Please refer to the mutual fund prospectus for information regarding their approach to Year 2000 concerns.

To address this potential problem Prudential, as the parent company of Pruco Life, has organized its Year 2000 efforts around the following three areas:

o Business Applications - Computer programs directly used to support our business.
o Infrastructure - Computers and other business equipment such as telephones and fax machines.
o    Business Partners - Year 2000 readiness of essential business partners.


Business Applications. The business applications component includes a wide range of computer programs that directly support Prudential's business operations including applications used for insurance product administration, securities trading, personnel record keeping and general accounting systems. All business applications have been analyzed to determine whether each computer program with a Year 2000 problem should be retired, replaced or renovated. Renovation, replacement, and retirement of business applications are now complete. Newly developed or purchased programs were rigorously tested prior to their use.


Infrastructure. As with business applications, we have established a specific methodology and process for addressing infrastructure issues. The infrastructure effort includes mainframe computer system hardware and operating system software, mid-range systems and servers, telecommunications equipment and systems, buildings and facilities systems, personal computers and vendor hardware and software. With the exception of personal computers, which are scheduled for completion by October 31, 1999, infrastructure systems are substantially complete.


Business Partners. Early in the Year 2000 program, Prudential recognized the importance of determining the Year 2000 readiness of external business relationships, especially those that involve electronic data transfer services and products that impact our essential business processes. We first classified each business partner as a "priority" or "non-priority" to our business and then began to develop risk assessment and contingency plans to address the possibility that a business partner could experience a Year 2000 failure. All priority and non-priority business partner relationships have been assessed and contingency planning is complete. We will continue to assess our risk, review and update our contingency planning and assess any new business partners until 2000 in an effort to minimize risk.



THE COST OF YEAR 2000 READINESS


Prudential is funding the Year 2000 program from internal operating budgets, and estimates that its total costs to address the Year 2000 issue will be approximately $230 million. Because these expenses were part of the operating budget, they do not impact the management of PruSelect(SM) III Life Insurance Contracts. During the course of the Year 2000 program, some optional computer projects have been delayed, but these delays have not had any material effect on PruSelect(SM) III Life Insurance Contracts.


YEAR 2000 RISKS AND CONTINGENCY PLANNING

Prudential believes that it is well positioned to lessen the impact of the Year 2000 problem. However, given the nature of this issue, we cannot be 100% certain of Year 2000 readiness of third parties. As a result, we are unable to determine at this time whether the consequences of Year 2000 failures may have a material adverse effect on the results of Prudential's operations, liquidity or financial condition. In the worst case, it is possible that a Year 2000 technology failure, whether internal or external, could have a material impact of on Prudential's results of operations, liquidity, or financial position. If Prudential is unable to achieve Year 2000 compliance on a timely basis, we may have difficulty in responding to your incoming phone calls, calculating your unit values or processing withdrawals and purchase payment. It is also possible that the mutual funds associated with the PruSelect(SM) III Life Insurance Contract will be unable to value their securities, in turn creating difficulties in purchasing or selling shares of the mutual fund and calculating corresponding unit asset values. The objective of Prudential's Year 2000 program is to reduce these risks as much as possible.

Most of the operations of the PruSelect(SM) III Life Insurance Contract involve such a large number of individual transactions that they can only be handled with the help of computers. As a result, our current contingency plans include responses to the failure of specific business applications or infrastructure components. Prudential will continue to review and update its contingency plans until 2000 in an effort to reduce the level of uncertainty about the effect of the Year 2000 issue and further minimize risk. Prudential believes that with the completion of its Year 2000 program as scheduled, the possibility of significant interruptions of normal operations will be reduced.

ADDITIONAL INFORMATION

Pruco Life has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life. Its address and telephone number are set forth on the inside front cover of this prospectus.

FINANCIAL STATEMENTS


The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past five years, are shown below.

                             DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., CHAIRMAN AND DIRECTOR. -- Senior Vice President and Chief Actuary, Prudential Individual Insurance Group since 1997; 1995 to 1997:
President of Prudential Select; Prior to 1995: Chief Operating Officer of Prudential Select.

WILLIAM M. BETHKE, DIRECTOR. -- Chief Investment Officer since 1997; Prior to 1997: President, Prudential Capital Markets Group.

IRA J. KLEINMAN, DIRECTOR. -- Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group; Prior to 1995:
President, Prudential Select.

ESTHER H. MILNES, PRESIDENT AND DIRECTOR. -- Vice President and Actuary, Prudential Individual Insurance Group since 1996; Prior to 1996: Senior Vice President and Chief Actuary, Prudential Insurance and Financial Services.

I. EDWARD PRICE, VICE CHAIRMAN AND DIRECTOR. -- Senior Vice President and Actuary, Prudential Individual Insurance Group since 1995; Prior to 1995: Chief Executive Officer, Prudential International Insurance.

KIYOFUMI SAKAGUCHI, DIRECTOR. -- President, Prudential International Insurance Group since 1995; Prior to 1995: Chairman and Chief Executive Officer, The Prudential Life Insurance Co., Ltd.

                         OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, TREASURER. -- Vice President and Treasurer of Prudential since 1995; Prior to 1995: Managing Director and Assistant Treasurer of Prudential.

JAMES C. DROZANOWSKI, SENIOR VICE PRESIDENT. -- Vice President and Operations Executive, Prudential Individual Insurance Group since 1996; 1995 to 1996:
President and Chief Executive Officer of Chase Manhattan Bank; Prior to 1995:
Vice President, North America Customer Services, Chase Manhattan Bank.

CLIFFORD E. KIRSCH, CHIEF LEGAL OFFICER AND SECRETARY. -- Chief Counsel, Variable Products, Law Department of Prudential since 1995; Prior to 1995:
Associate General Counsel with Paine Webber.

FRANK P. MARINO, SENIOR VICE PRESIDENT. -- Vice President, Policyowner Relations Department, Prudential Individual Insurance Group since 1996; Prior to 1996:
Senior Vice President, Prudential Mutual Fund Services.

EDWARD A. MINOGUE, SENIOR VICE PRESIDENT. -- Vice President, Annuity Services, Prudential Investments since 1997; Prior to 1997: Director, Merrill Lynch.

HIROSHI NAKAJIMA, SENIOR VICE PRESIDENT. -- President & Chief Executive Officer, Pruco Life Insurance Company, Taiwan Branch since 1997; Prior to 1997: Senior Managing Director, Prudential Life Insurance Co., Ltd.

IMANTS SAKSONS, SENIOR VICE PRESIDENT. -- Vice President, Compliance, Prudential Individual Financial Services since 1998; Prior to 1998: Vice President, Market Conduct, U.S. Operations, Manulife Financial.

SHIRLEY H. SHAO, SENIOR VICE PRESIDENT AND CHIEF ACTUARY. -- Vice President and Associate Actuary, Prudential.

DENNIS G. SULLIVAN, VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER. -- Vice President and Deputy Controller, Prudential since 1998; 1997 to 1998, Vice President and Controller, ContiFinancial Corporation; Prior to 1997, Director, Saloman Brothers.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life directors and officers are elected annually.

                             FINANCIAL STATEMENTS OF
                 THE PRUSELECT III VARIABLE LIFE SUBACCOUNTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS (UNAUDITED)
June 30, 1999

                                                             SUBACCOUNTS
                                                     ---------------------------
                                                        MONEY        DIVERSIFIED
                                                       MARKET           BOND
                                                      PORTFOLIO       PORTFOLIO
                                                     ------------   ------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios at net asset value [Note 3] .......   $ 18,089,609   $ 41,339,802
                                                     ------------   ------------
  Net Assets .....................................   $ 18,089,609   $ 41,339,802
                                                     ============   ============

NET ASSETS, representing:
  Equity of contract owners ......................   $ 18,089,609   $ 41,339,802
                                                     ------------   ------------
                                                     $ 18,089,609   $ 41,339,802
                                                     ============   ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A1

                                                          SUBACCOUNTS (CONTINUED)
                                 ------------------------------------------------------------------------
                                                                                  HIGH
                                                 FLEXIBLE      CONSERVATIVE       YIELD         STOCK
                                    EQUITY        MANAGED        BALANCED         BOND          INDEX
                                   PORTFOLIO     PORTFOLIO      PORTFOLIO       PORTFOLIO     PORTFOLIO
                                 ------------   ------------   ------------   ------------   ------------
ASSETS
  Investment in The Prudential
    Series Fund, Inc.
    Portfolios at net asset
      value [Note 3] .........   $ 43,843,375   $  9,168,848   $ 51,660,687   $  2,692,959   $178,240,910
                                 ------------   ------------   ------------   ------------   ------------
  Net Assets .................   $ 43,843,375   $  9,168,848   $ 51,660,687   $  2,692,959   $178,240,910
                                 ============   ============   ============   ============   ============

NET ASSETS, representing:
  Equity of contract owners ..   $ 43,843,375   $  9,168,848   $ 51,660,687   $  2,692,959   $178,240,910
                                 ------------   ------------   ------------   ------------   ------------
                                 $ 43,843,375   $  9,168,848   $ 51,660,687   $  2,692,959   $178,240,910
                                 ============   ============   ============   ============   ============


                                           SUBACCOUNTS (CONTINUED)
                                 ------------------------------------------
                                    EQUITY                      PRUDENTIAL
                                    INCOME         GLOBAL       JENNISON
                                   PORTFOLIO      PORTFOLIO     PORTFOLIO
                                 ------------   ------------   ------------
ASSETS
  Investment in The Prudential
    Series Fund, Inc.
    Portfolios at net asset
      value [Note 3] .........   $ 15,381,102   $ 15,169,216   $  5,287,607
                                 ------------   ------------   ------------
  Net Assets .................   $ 15,381,102   $ 15,169,216   $  5,287,607
                                 ============   ============   ============

NET ASSETS, representing:
  Equity of contract owners ..   $ 15,381,102   $ 15,169,216   $  5,287,607
                                 ------------   ------------   ------------
                                 $ 15,381,102   $ 15,169,216   $  5,287,607
                                 ============   ============   ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A2

                             FINANCIAL STATEMENTS OF
                 THE PRUSELECT III VARIABLE LIFE SUBACCOUNTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the six months ended June 30, 1999 and the years ended December 31, 1998, and 1997

                                                                         SUBACCOUNTS
                                      -----------------------------------------------------------------------------------

                                                    MONEY MARKET                            DIVERSIFIED BOND
                                                     PORTFOLIO                                  PORTFOLIO
                                      ---------------------------------------   -----------------------------------------
                                        1/1/99         1/1/98        1/1/97       1/1/99         1/1/98         1/1/97
                                          TO             TO            TO           TO             TO             TO
                                        6/30/99       12/31/98      12/31/97      6/30/99       12/31/98       12/31/97
                                      (UNAUDITED)                               (UNAUDITED)
                                      -----------   -----------   -----------   -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income .................   $   369,416   $   461,945   $   461,061   $         0    $ 2,359,120    $ 2,574,631
EXPENSES
  Charges to contract owners
    for assuming mortality
    risk and expense risk [Note 5A]        47,644        53,117        50,651       122,132        229,634        205,292
                                      -----------   -----------   -----------   -----------    -----------    -----------

NET INVESTMENT INCOME (LOSS) ......       321,772       408,828       410,410      (122,132)     2,129,486      2,369,339
                                      -----------   -----------   -----------   -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions
      received ....................             0             0             0       114,762        128,093        408,037
    Realized gain (loss) on
      shares redeemed .............             0             0             0        (6,201)       173,161         94,146
    Net change in unrealized
      gain (loss) on investments ..             0             0             0      (812,409)       (29,348)      (288,588)
                                      -----------   -----------   -----------   -----------    -----------    -----------

NET GAIN (LOSS) ON INVESTMENTS ....             0             0             0      (703,848)       271,906        213,595
                                      -----------   -----------   -----------   -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ......................   $   321,772   $   408,828   $   410,410   $  (825,980)   $ 2,401,392    $ 2,582,934
                                      ===========   ===========   ===========   ===========    ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A3

                                                                        SUBACCOUNTS (CONTINUED)
                                      ------------------------------------------------------------------------------------

                                                       EQUITY                                FLEXIBLE MANAGED
                                                      PORTFOLIO                                  PORTFOLIO
                                      ----------------------------------------   -----------------------------------------
                                        1/1/99         1/1/98         1/1/97       1/1/99         1/1/98          1/1/97
                                          TO             TO             TO           TO             TO              TO
                                        6/30/99       12/31/98       12/31/97      6/30/99       12/31/98        12/31/97
                                      (UNAUDITED)                                (UNAUDITED)
                                      -----------   -----------    -----------   -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income .................   $   163,896   $   860,120    $ 1,108,812   $     1,508    $ 1,147,432    $ 1,050,936

EXPENSES
  Charges to contract owners
    for assuming mortality
    risk and expense risk [Note 5A]       137,345       284,011        286,301        83,807        209,364        206,248
                                      -----------   -----------    -----------   -----------    -----------    -----------

NET INVESTMENT INCOME (LOSS) ......        26,551       576,109        822,511       (82,299)       938,068        844,688
                                      -----------   -----------    -----------   -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions
      received ....................       845,385     5,026,484      2,827,131       382,730      3,419,770      5,545,715
    Realized gain (loss) on
      shares redeemed .............     1,867,637     4,779,486      1,774,816      (645,732)       353,509        605,368
    Net change in unrealized
      gain (loss) on investments ..     4,123,210    (5,230,122)     4,476,157     2,184,516     (1,305,317)    (1,682,924)
                                      -----------   -----------    -----------   -----------    -----------    -----------

NET GAIN (LOSS) ON INVESTMENTS ....     6,836,232     4,575,848      9,078,104     1,921,514      2,467,962      4,468,159
                                      -----------   -----------    -----------   -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ......................   $ 6,862,783   $ 5,151,957    $ 9,900,615   $ 1,839,215    $ 3,406,030    $ 5,312,847
                                      ===========   ===========    ===========   ===========    ===========    ===========


                                               SUBACCOUNTS (CONTINUED)
                                      -----------------------------------------
                                                CONSERVATIVE BALANCED
                                                       PORTFOLIO
                                      -----------------------------------------
                                        1/1/99          1/1/98         1/1/97
                                          TO              TO             TO
                                        6/30/99        12/31/98       12/31/97
                                      (UNAUDITED)
                                      -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income .................   $   472,856    $ 1,965,960    $ 2,025,296
EXPENSES
  Charges to contract owners
    for assuming mortality
    risk and expense risk [Note 5A]       139,276        271,618        256,921
                                      -----------    -----------    -----------

NET INVESTMENT INCOME (LOSS) ......       333,580      1,694,342      1,768,375
                                      -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions
      received ....................       202,895      2,703,038      5,037,552
    Realized gain (loss) on
      shares redeemed .............        (5,969)       935,553        200,066
    Net change in unrealized
      gain (loss) on investments ..     1,294,574       (276,688)    (1,945,306)
                                      -----------    -----------    -----------

NET GAIN (LOSS) ON INVESTMENTS ....     1,491,500      3,361,903      3,292,312
                                      -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ......................   $ 1,825,080    $ 5,056,245    $ 5,060,687
                                      ===========    ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A4

                             FINANCIAL STATEMENTS OF
                 THE PRUSELECT III VARIABLE LIFE SUBACCOUNTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997

                                                                                     SUBACCOUNTS
                                               -------------------------------------------------------------------------------------

                                                             HIGH YIELD BOND                              STOCK INDEX
                                                               PORTFOLIO                                   PORTFOLIO
                                               ------------------------------------------  -----------------------------------------
                                                 1/1/99          1/1/98         1/1/97        1/1/99         1/1/98        1/1/97
                                                   TO             TO              TO            TO             TO            TO
                                                 6/30/99        12/31/98       12/31/97       6/30/99       12/31/98      12/31/97
                                               (UNAUDITED)                                  (UNAUDITED)
                                               ------------   ------------   ------------  ------------   ------------  ------------
INVESTMENT INCOME
  Dividend income ..........................   $      8,128   $    261,439   $    197,684  $    417,068   $  1,729,752  $  1,326,042

EXPENSES
 Charges to contract owners for assuming
   mortality risk and expense risk [Note 5A]          8,890         15,665         12,354       507,058        820,541       502,161
                                               ------------   ------------   ------------  ------------   ------------  ------------

NET INVESTMENT INCOME (LOSS) ...............           (762)       245,774        185,330       (89,990)       909,211       823,881
                                               ------------   ------------   ------------  ------------   ------------  ------------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received ...              0              0              0       665,546      2,499,196     2,997,271
    Realized gain (loss) on shares
      redeemed .............................        (52,595)        (4,633)        16,526     5,350,239      5,771,729     2,754,626
    Net change in unrealized gain (loss)
      on investments .......................        147,451       (334,049)        59,640    13,502,846     24,590,569    15,534,339
                                               ------------   ------------   ------------  ------------   ------------  ------------

NET GAIN (LOSS) ON INVESTMENTS .............         94,856       (338,682)        76,166    19,518,631     32,861,494    21,286,236
                                               ------------   ------------   ------------  ------------   ------------  ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ...............................   $     94,094   $    (92,908)  $    261,496  $ 19,428,641   $ 33,770,705  $ 22,110,117
                                               ============   ============   ============  ============   ============  ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A5

                                                                      SUBACCOUNTS (CONTINUED)
                                               --------------------------------------------------------------------

                                                            EQUITY INCOME                          GLOBAL
                                                              PORTFOLIO                           PORTFOLIO
                                               ----------------------------------------   -------------------------
                                                 1/1/99        1/1/98         1/1/97        1/1/99        1/1/98
                                                   TO            TO             TO            TO            TO
                                                 6/30/99      12/31/98       12/31/97       6/30/99      12/31/98
                                               (UNAUDITED)                                (UNAUDITED)
                                               -----------   -----------    -----------   -----------   -----------
INVESTMENT INCOME
  Dividend income ..........................   $    91,530   $   365,234    $   370,792   $    65,033   $   160,959

EXPENSES
 Charges to contract owners for assuming
   mortality risk and expense risk [Note 5A]        44,575        90,144         85,229        40,321        70,813
                                               -----------   -----------    -----------   -----------   -----------

NET INVESTMENT INCOME (LOSS) ...............        46,955       275,090        285,563        24,712        90,146
                                               -----------   -----------    -----------   -----------   -----------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received ...       249,464       797,222      1,414,553       114,030       536,310
    Realized gain (loss) on shares
      redeemed .............................        81,822     2,673,910        481,377       441,156       235,100
    Net change in unrealized gain (loss)
      on investments .......................     2,126,234    (4,107,342)     2,177,083       704,462     1,531,076
                                               -----------   -----------    -----------   -----------   -----------

NET GAIN (LOSS) ON INVESTMENTS .............     2,457,520      (636,210)     4,073,013     1,259,648     2,302,486
                                               -----------   -----------    -----------   -----------   -----------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ...............................   $ 2,504,475   $  (361,120)   $ 4,358,576   $ 1,284,360   $ 2,392,632
                                               ===========   ===========    ===========   ===========   ===========


                                                                  SUBACCOUNTS (CONTINUED)
                                               ---------------------------------------------------------

                                                  GLOBAL                 PRUDENTIAL JENNISON
                                                PORTFOLIO                     PORTFOLIO
                                               -----------    -----------------------------------------
                                                  1/1/97        1/1/99         1/1/98         1/1/97
                                                    TO            TO             TO             TO
                                                 12/31/97       6/30/99       12/31/98       12/31/97
                                                              (UNAUDITED)
                                               -----------    -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income ..........................   $   149,254    $     1,209    $     3,905    $     1,751

EXPENSES
 Charges to contract owners for assuming
   mortality risk and expense risk [Note 5A]        80,250         11,229         11,315          4,217
                                               -----------    -----------    -----------    -----------


NET INVESTMENT INCOME (LOSS) ...............        69,004        (10,020)        (7,410)        (2,466)
                                               -----------    -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received ...       504,462         28,687         37,636         50,105
    Realized gain (loss) on shares
      redeemed .............................     1,501,595         36,962         22,375         43,121
    Net change in unrealized gain (loss)
      on investments .......................      (871,934)       506,756        478,204         73,161
                                               -----------    -----------    -----------    -----------

NET GAIN (LOSS) ON INVESTMENTS .............     1,134,123        572,405        538,215        166,387
                                               -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ...............................   $ 1,203,127    $   562,385    $   530,805    $   163,921
                                               ===========    ===========    ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A6

                             FINANCIAL STATEMENTS OF
                 THE PRUSELECT III VARIABLE LIFE SUBACCOUNTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997

                                                                           SUBACCOUNTS
                                   --------------------------------------------------------------------------------------------

                                                    MONEY MARKET                                 DIVERSIFIED BOND
                                                     PORTFOLIO                                      PORTFOLIO
                                   --------------------------------------------    --------------------------------------------
                                      1/1/99          1/1/98          1/1/97          1/1/99          1/1/98          1/1/97
                                        TO              TO              TO              TO              TO              TO
                                      6/30/99        12/31/98        12/31/97         6/30/99        12/31/98        12/31/97
                                    (UNAUDITED)                                     (UNAUDITED)
                                   ------------    ------------    ------------    ------------    ------------    ------------
OPERATIONS:
  Net investment income (loss) .   $    321,772    $    408,828    $    410,410    $   (122,132)   $  2,129,486    $  2,369,339
  Capital gains distributions
    received ...................              0               0               0         114,762         128,093         408,037
  Realized gain (loss) on shares
    redeemed ...................              0               0               0          (6,201)        173,161          94,146
  Net change in unrealized
    gain (loss) on investments .              0               0               0        (812,409)        (29,348)       (288,588)
                                   ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...................        321,772         408,828         410,410        (825,980)      2,401,392       2,582,934
                                   ------------    ------------    ------------    ------------    ------------    ------------

PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..      5,865,400       8,459,179      16,018,494       1,178,135       4,026,378       5,573,222
  Policy Loans .................              0               0         (45,968)           (153)        (10,790)              0
  Policy Loan Repayments and
    Interest ...................              0               0          44,362             203              85         449,595
  Surrenders, Withdrawals and
    Death Benefits .............       (322,149)         48,094        (447,841)       (432,577)     (5,421,341)     (3,109,854)
  Net Transfers from (to)
    Other Subaccounts or
    Fixed Rate Option ..........       (540,096)     (5,068,699)    (17,376,103)        510,647       4,043,371         146,922
  Administrative and Other
    Charges ....................       (189,635)       (258,516)       (264,540)       (222,003)       (491,540)       (665,026)
                                   ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ....................      4,813,520       3,180,058      (2,071,596)      1,034,252       2,146,163       2,394,859
                                   ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RETAINED IN THE
  ACCOUNT [Note 7] .............              0          (1,722)       (115,766)              0         (35,755)        (86,028)
                                   ------------    ------------    ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS .......................      5,135,292       3,587,164      (1,776,952)        208,272       4,511,800       4,891,765

NET ASSETS:
  Beginning of period ..........     12,954,317       9,367,153      11,144,105      41,131,530      36,619,730      31,727,965
                                   ------------    ------------    ------------    ------------    ------------    ------------
  End of period ................   $ 18,089,609    $ 12,954,317    $  9,367,153    $ 41,339,802    $ 41,131,530    $ 36,619,730
                                   ============    ============    ============    ============    ============    ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A7

                                                              SUBACCOUNTS (CONTINUED)
                                   ----------------------------------------------------------------------------

                                                     EQUITY                              FLEXIBLE MANAGED
                                                    PORTFOLIO                                PORTFOLIO
                                   --------------------------------------------    ----------------------------
                                      1/1/99          1/1/98           1/1/97         1/1/99          1/1/98
                                        TO              TO               TO             TO              TO
                                      6/30/99        12/31/98        12/31/97         6/30/99        12/31/98
                                    (UNAUDITED)                                     (UNAUDITED)
                                   ------------    ------------    ------------    ------------    ------------
OPERATIONS:
  Net investment income (loss) .   $     26,551    $    576,109    $    822,511    $    (82,299)   $    938,068
  Capital gains distributions
    received ...................        845,385       5,026,484       2,827,131         382,730       3,419,770
  Realized gain (loss) on shares
    redeemed ...................      1,867,637       4,779,486       1,774,816        (645,732)        353,509
  Net change in unrealized
    gain (loss) on investments .      4,123,210      (5,230,122)      4,476,157       2,184,516      (1,305,317)
                                   ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...................      6,862,783       5,151,957       9,900,615       1,839,215       3,406,030
                                   ------------    ------------    ------------    ------------    ------------

PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..      2,074,443       5,974,743       8,187,661         634,058       2,727,720
  Policy Loans .................           (235)        (16,155)         (2,354)           (200)        (13,509)
  Policy Loan Repayments and
    Interest ...................            743           2,348           6,595             627           2,543
  Surrenders, Withdrawals and
    Death Benefits .............     (4,790,216)    (11,366,743)     (3,056,522)    (22,101,427)     (1,109,742)
  Net Transfers from (to)
    Other Subaccounts or
    Fixed Rate Option ..........     (6,154,442)     (6,233,542)     (2,416,623)     (3,931,274)     (9,445,233)
  Administrative and Other
    Charges ....................       (308,055)       (750,093)       (962,520)       (117,392)       (300,968)
                                   ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ....................     (9,177,762)    (12,389,442)      1,756,237     (25,515,608)     (8,139,189)
                                   ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RETAINED IN THE
  ACCOUNT [Note 7] .............              0        (378,339)          2,060               0          99,015
                                   ------------    ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS .......................     (2,314,979)     (7,615,824)     11,658,912     (23,676,393)     (4,634,144)

NET ASSETS:
  Beginning of period ..........     46,158,354      53,774,178      42,115,266      32,845,241      37,479,385
                                   ------------    ------------    ------------    ------------    ------------
  End of period ................   $ 43,843,375    $ 46,158,354    $ 53,774,178    $  9,168,848    $ 32,845,241
                                   ============    ============    ============    ============    ============


                                                      SUBACCOUNTS (CONTINUED)
                                 --------------------------------------------------------------
                                 FLEXIBLE MANAGED               CONSERVATIVE BALANCED
                                     PORTFOLIO                       PORTFOLIO
                                 ----------------  --------------------------------------------
                                      1/1/99         1/1/98           1/1/97           1/1/99
                                        TO             TO               TO               TO
                                     12/31/97        6/30/99         12/31/98         12/31/97
                                                   (UNAUDITED)
                                 ----------------  ------------    ------------    ------------
OPERATIONS:
  Net investment income (loss) .   $    844,688    $    333,580    $  1,694,342    $  1,768,375
  Capital gains distributions
    received ...................      5,545,715         202,895       2,703,038       5,037,552
  Realized gain (loss) on shares
    redeemed ...................        605,368          (5,969)        935,553         200,066
  Net change in unrealized
    gain (loss) on investments .     (1,682,924)      1,294,574        (276,688)     (1,945,306)
                                   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...................      5,312,847       1,825,080       5,056,245       5,060,687
                                   ------------    ------------    ------------    ------------

PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..      4,391,711         324,921       6,161,137       2,723,156
  Policy Loans .................       (101,032)              0             (15)       (114,831)
  Policy Loan Repayments and
    Interest ...................        109,493               0             976       1,296,181
  Surrenders, Withdrawals and
    Death Benefits .............     (3,330,740)     (2,669,031)        (41,543)       (871,239)
  Net Transfers from (to)
    Other Subaccounts or
    Fixed Rate Option ..........      2,115,451       5,462,179     (11,038,745)      2,899,464
  Administrative and Other
    Charges ....................       (387,697)       (307,438)       (628,277)       (699,975)
                                   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ....................      2,797,186       2,810,631      (5,546,467)      5,232,756
                                   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RETAINED IN THE
  ACCOUNT [Note 7] .............         (1,047)              0          (6,712)      1,650,849
                                   ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS .......................      8,108,986       4,635,711        (496,934)     11,944,292

NET ASSETS:
  Beginning of period ..........     29,370,399      47,024,976      47,521,910      35,577,618
                                   ------------    ------------    ------------    ------------
  End of period ................   $ 37,479,385    $ 51,660,687    $ 47,024,976    $ 47,521,910
                                   ============    ============    ============    ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A8

                             FINANCIAL STATEMENTS OF
                 THE PRUSELECT III VARIABLE LIFE SUBACCOUNTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997

                                                                           SUBACCOUNTS
                                 --------------------------------------------------------------------------------------------------

                                                 HIGH YIELD BOND                                     STOCK INDEX
                                                    PORTFOLIO                                         PORTFOLIO
                                 -----------------------------------------------    -----------------------------------------------
                                    1/1/99           1/1/98           1/1/97           1/1/99           1/1/98           1/1/97
                                      TO               TO               TO               TO               TO               TO
                                    6/30/99         12/31/98         12/31/97          6/30/99         12/31/98         12/31/97
                                  (UNAUDITED)                                        (UNAUDITED)
                                 -------------    -------------    -------------    -------------    -------------    -------------
OPERATIONS:
  Net investment income (loss)   $        (762)   $     245,774    $     185,330    $     (89,990)   $     909,211    $     823,881
  Capital gains distributions
    received ..................              0                0                0          665,546        2,499,196        2,997,271
  Realized gain (loss) on
    shares redeemed ...........        (52,595)          (4,633)          16,526        5,350,239        5,771,729        2,754,626
  Net change in unrealized
    gain (loss) on investments         147,451         (334,049)          59,640       13,502,846       24,590,569       15,534,339
                                 -------------    -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..................         94,094          (92,908)         261,496       19,428,641       33,770,705       22,110,117
                                 -------------    -------------    -------------    -------------    -------------    -------------

PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .        236,735          637,224          330,357        2,068,155       13,077,570       14,400,181
  Policy Loans ................              0                0                0             (295)         (19,574)         (15,209)
  Policy Loan Repayments and
    Interest ..................              0                0                0              410              144           25,713
  Surrenders, Withdrawals and
    Death Benefits ............       (305,534)          (1,826)        (298,998)     (10,335,152)        (432,906)      (3,907,071)
  Net Transfers from (to) Other
    Subaccounts or Fixed
    Rate Option ...............       (418,736)         556,432          297,454          823,837       11,664,940       17,853,467
  Administrative and Other
    Charges ...................        (33,839)         (67,806)         (67,627)        (797,022)      (1,454,112)      (1,103,134)
                                 -------------    -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ...................       (521,374)       1,124,024          261,186       (8,240,067)      22,836,062       27,253,947
                                 -------------    -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN
  NET ASSETS RETAINED IN THE
  ACCOUNT [Note 7] ............              0           (1,836)          (7,832)               0           42,339           (7,138)
                                 -------------    -------------    -------------    -------------    -------------    -------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..................       (427,280)       1,029,280          514,850       11,188,574       56,649,106       49,356,926

NET ASSETS:
  Beginning of period .........      3,120,239        2,090,959        1,576,109      167,052,336      110,403,230       61,046,304
                                 -------------    -------------    -------------    -------------    -------------    -------------
  End of period ...............  $   2,692,959    $   3,120,239    $   2,090,959    $ 178,240,910    $ 167,052,336    $ 110,403,230
                                 =============    =============    =============    =============    =============    =============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                       A9

                                                                       SUBACCOUNTS (CONTINUED)
                                 --------------------------------------------------------------------------------------------------

                                                 EQUITY INCOME                                          GLOBAL
                                                   PORTFOLIO                                           PORTFOLIO
                                 -----------------------------------------------    -----------------------------------------------
                                    1/1/99           1/1/98           1/1/97           1/1/99            1/1/98          1/1/97
                                      TO               TO               TO               TO                TO              TO
                                    6/30/99         12/31/98         12/31/97          6/30/99          12/31/98        12/31/97
                                  (UNAUDITED)                                        (UNAUDITED)
                                 -------------    -------------    -------------    -------------    -------------    -------------
OPERATIONS:
  Net investment income (loss)   $      46,955    $     275,090    $     285,563    $      24,712    $      90,146    $      69,004
  Capital gains distributions
    received ..................        249,464          797,222        1,414,553          114,030          536,310          504,462
  Realized gain (loss) on
    shares redeemed ...........         81,822        2,673,910          481,377          441,156          235,100        1,501,595
  Net change in unrealized
    gain (loss) on investments       2,126,234       (4,107,342)       2,177,083          704,462        1,531,076         (871,934)
                                 -------------    -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..................      2,504,475         (361,120)       4,358,576        1,284,360        2,392,632        1,203,127
                                 -------------    -------------    -------------    -------------    -------------    -------------

PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .        244,975          260,870          857,548          511,116        1,832,043        2,622,189
  Policy Loans ................              0                0                0                0                0          (67,171)
  Policy Loan Repayments and
    Interest ..................              0                0                0                0                0           67,209
  Surrenders, Withdrawals and
    Death Benefits ............       (454,056)      (8,141,933)        (802,616)      (1,963,644)         (16,418)      (4,072,024)
  Net Transfers from (to) Other
    Subaccounts or Fixed
    Rate Option ...............     (1,243,858)       7,241,853         (358,547)       2,360,003       (1,739,609)      (4,363,304)
  Administrative and Other
    Charges ...................        (99,324)        (248,861)        (366,230)         (63,190)        (128,121)        (199,522)
                                 -------------    -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ...................     (1,552,263)        (888,071)        (669,845)         844,285          (52,105)      (6,012,623)
                                 -------------    -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN
  NET ASSETS RETAINED IN THE
  ACCOUNT [Note 7] ............              0          (15,048)         (64,926)               0          (27,164)        (140,126)
                                 -------------    -------------    -------------    -------------    -------------    -------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..................        952,212       (1,264,239)       3,623,805        2,128,645        2,313,363       (4,949,622)

NET ASSETS:
  Beginning of period .........     14,428,890       15,693,129       12,069,324       13,040,571       10,727,208       15,676,830
                                 -------------    -------------    -------------    -------------    -------------    -------------
  End of period ...............  $  15,381,102    $  14,428,890    $  15,693,129    $  15,169,216    $  13,040,571    $  10,727,208
                                 =============    =============    =============    =============    =============    =============


                                               SUBACCOUNTS (CONTINUED)
                                   ---------------------------------------------

                                                PRUDENTIAL JENNISON
                                                     PORTFOLIO
                                   ---------------------------------------------
                                     1/1/99          1/1/98          1/1/97
                                       TO              TO              TO
                                     6/30/99        12/31/98        12/31/97
                                   (UNAUDITED)
                                  -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)    $     (10,020)  $      (7,410)  $      (2,466)
  Capital gains distributions
    received ..................          28,687          37,636          50,105
  Realized gain (loss) on
    shares redeemed ...........          36,962          22,375          43,121
  Net change in unrealized
    gain (loss) on investments          506,756         478,204          73,161
                                  -------------   -------------   -------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..................         562,385         530,805         163,921
                                  -------------   -------------   -------------

PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .         114,963          75,139         238,539
  Policy Loans ................               0               0               0
  Policy Loan Repayments and
    Interest ..................               0               0               0
  Surrenders, Withdrawals and
    Death Benefits ............               0               0        (293,084)
  Net Transfers from (to) Other
    Subaccounts or Fixed
    Rate Option ...............       1,889,271       1,234,490         508,875
  Administrative and Other
    Charges ...................         (14,591)        (22,311)         (8,919)
                                  -------------   -------------   -------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ...................       1,989,643       1,287,318         445,411
                                  -------------   -------------   -------------

NET INCREASE (DECREASE) IN
  NET ASSETS RETAINED IN THE
  ACCOUNT [Note 7] ............               0          32,534             806
                                  -------------   -------------   -------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..................       2,552,028       1,850,657         610,138

NET ASSETS:
  Beginning of period .........       2,735,579         884,922         274,784
                                  -------------   -------------   -------------
  End of period ...............   $   5,287,607   $   2,735,579   $     884,922
                                  =============   =============   =============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A11 THROUGH A15


                                      A10

                 THE PRUSELECT III VARIABLE LIFE SUBACCOUNTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
                            JUNE 30, 1999 (UNAUDITED)

NOTE 1: GENERAL

      Pruco Life Variable Universal Account (the "Account") was established on April 17, 1989 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Proceeds from sales of the Pruselect I, Pruselect II and effective November 10, 1999 Pruselect III Variable Universal Life products are invested in the Account as directed by the contract owners.

      The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are twenty subaccounts within the Account, fifteen of which are available to Pruselect III contract owners. Each subaccount invests only in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by Prudential. Beginning June 7, 1999, the following five additional non-Prudential administered subaccounts became available to contract owners for Pruselect I and Pruselect II and beginning on November 10, 1999, as discussed above, they will become available for Pruselect III contract owners: AIM V.I. Value Fund; American Century VP Value Fund; Janus Growth Portfolio; MFS Emerging Growth Series; and the T. Rowe Price International Stock Portfolio.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

      The accompanying financial statements are prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

      Investments--The investments in shares of the Series Fund are stated at the net asset value of the respective portfolio.

      Security Transactions--Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

      Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund and are recorded on the ex-dividend date.


                                      A11

NOTE 3: INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

      The net asset value per share (rounded) for each portfolio of the Series Fund, the number of shares of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at June 30, 1999 were as follows: (unaudited)

                                                        PORTFOLIOS
                            -------------------------------------------------------------------

                              MONEY        DIVERSIFIED                 FLEXIBLE    CONSERVATIVE
                              MARKET          BOND        EQUITY        MANAGED      BALANCED
                            -----------   -----------   -----------   -----------   -----------
Number of shares: .......     1,808,961     3,810,120     1,308,758       525,435     3,339,411
Net asset value per share
  (rounded): ............   $     10.00   $     10.85   $     33.50   $     17.45   $     15.47
Cost: ...................   $18,089,609   $42,136,812   $35,916,838   $ 9,288,407   $50,974,988

                                                       PORTFOLIOS (CONTINUED)
                            ------------------------------------------------------------------------

                                HIGH
                               YIELD          STOCK         EQUITY                       PRUDENTIAL
                                BOND          INDEX         INCOME          GLOBAL        JENNISON
                            ------------   ------------   ------------   ------------   ------------
Number of shares: .......        361,957      4,239,793        663,264        661,545        193,190
Net asset value per share
  (rounded): ............   $       7.44   $      42.04   $      23.19   $      22.93   $      27.37
Cost: ...................   $  2,820,737   $110,257,930   $ 13,630,101   $ 12,215,285   $  4,214,032

NOTE 4: CONTRACT OWNER UNIT INFORMATION

      Outstanding contract owner units, unit values and total value of contract owner equity at June 30, 1999 were as follows: (unaudited)

                                                                                      SUBACCOUNTS
                                                     -------------------------------------------------------------------------------

                                                       MONEY          DIVERSIFIED                         FLEXIBLE      CONSERVATIVE
                                                       MARKET            BOND           EQUITY            MANAGED         BALANCED
                                                      PORTFOLIO        PORTFOLIO       PORTFOLIO         PORTFOLIO       PORTFOLIO
                                                     -----------      -----------      -----------      -----------      -----------
Contract Owner Units Outstanding
  (Pruselect I) ...............................          295,038        4,898,338          727,752           70,715        6,295,755
Unit Value (Pruselect I) ......................      $   1.56526      $   2.02383      $   3.99943      $   2.90394      $   2.51982
                                                     -----------      -----------      -----------      -----------      -----------
Contract Owner Equity (Pruselect I) ...........      $   461,812      $ 9,913,403      $ 2,910,593      $   205,351      $15,864,170
                                                     -----------      -----------      -----------      -----------      -----------

Contract Owner Units Outstanding
  (Pruselect II) ..............................       11,261,897       15,528,181       10,234,654        3,086,667       14,205,982
Unit Value (Pruselect II) .....................      $   1.56526      $   2.02383      $   3.99943      $   2.90394      $   2.51982
                                                     -----------      -----------      -----------      -----------      -----------
Contract Owner Equity (Pruselect II) ..........      $17,627,797      $31,426,399      $40,932,782      $ 8,963,497      $35,796,517
                                                     -----------      -----------      -----------      -----------      -----------
TOTAL CONTRACT OWNER EQUITY ...................      $18,089,609      $41,339,802      $43,843,375      $ 9,168,848      $51,660,687
                                                     ===========      ===========      ===========      ===========      ===========

                                                                                  SUBACCOUNTS (CONTINUED)
                                                    --------------------------------------------------------------------------------

                                                       HIGH
                                                       YIELD            STOCK           EQUITY                           PRUDENTIAL
                                                       BOND             INDEX           INCOME           GLOBAL           JENNISON
                                                     PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                    ------------     ------------     ------------     ------------     ------------
Contract Owner Units Outstanding
  (Pruselect I) ...............................           29,384        8,238,275        1,069,750                0          396,334
Unit Value (Pruselect I) ......................     $    2.24183     $    4.54300     $    3.65804     $          0     $    2.92325
                                                    ------------     ------------     ------------     ------------     ------------
Contract Owner Equity (Pruselect I) ...........     $     65,873     $ 37,426,482     $  3,913,187     $          0     $  1,158,583
                                                    ------------     ------------     ------------     ------------     ------------

Contract Owner Units Outstanding
  (Pruselect II) ..............................        1,171,849       30,995,912        3,134,989        7,893,110        1,412,477
Unit Value (Pruselect II) .....................     $    2.24183     $    4.54300     $    3.65804     $    1.92183     $    2.92325
                                                    ------------     ------------     ------------     ------------     ------------
Contract Owner Equity (Pruselect II) ..........     $  2,627,086     $140,814,428     $ 11,467,915     $ 15,169,216     $  4,129,024
                                                    ------------     ------------     ------------     ------------     ------------
TOTAL CONTRACT OWNER EQUITY ...................     $  2,692,959     $178,240,910     $ 15,381,102     $ 15,169,216     $  5,287,607
                                                    ============     ============     ============     ============     ============

                                      A12

NOTE 5: CHARGES AND EXPENSES (UNAUDITED)

      A.    Mortality Risk and Expense Risk Charges

            The mortality risk and expense risk charges, at an effective annual rate of 0.90% for Pruselect I and Pruselect II contracts, are applied daily against the net assets representing equity of contract owners held in each subaccount and at 0.20% for Pruselect III contract owners. Mortality risk is that contract holders may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life. Pruco Life currently intends to charge only 0.60% on Pruselect I and Pruselect II contracts, but reserves the right to make the full 0.90% charge.

      B.    Partial Withdrawal Charge

            A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a Pruselect I and Pruselect II contract, and Pruselect III contract, respectively.

      C.    Expense Reimbursement

            The Account is reimbursed by Pruco Life for Pruselect I and Pruselect II contracts, on a non-guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.40% for all Zero Coupon Bond Portfolios and for the Stock Index Portfolio, 0.50% for the High Dividend Stock Portfolio, 0.55% for the Natural Resources Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios.

      D.    Cost of Insurance and Other Related Charges

            Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for (1) transaction cost which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; (3) sales charges which are deducted in order to compensate Pruco Life for the cost of selling the contract. Contracts are also subject to monthly charges for the cost of administering the contract.

NOTE 6: TAXES

      Pruco Life is taxed as a "life insurance company" defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.


NOTE 7: NET INCREASE (DECREASE) IN NET ASSETS RETAINED IN THE ACCOUNT

      The increase (decrease) in net assets retained in the Account represents the net contributions (withdrawals) of Pruco Life to (from) the Account. Effective October 13, 1998 Pruco Life no longer maintains a position in the Account. Previously, Pruco Life maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.

NOTE 8: UNIT ACTIVITY

      Transactions in units (including transfers among subaccounts) for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997 were as follows:


                                                                              SUBACCOUNTS
                                    ------------------------------------------------------------------------------------------------

                                                    MONEY MARKET                                    DIVERSIFIED BOND
                                                     PORTFOLIO                                          PORTFOLIO
                                    --------------------------------------------       ---------------------------------------------
                                      1/1/99           1/1/98           1/1/97           1/1/99           1/1/98           1/1/97
                                        TO               TO               TO               TO               TO               TO
                                      6/30/99         12/31/98         12/31/97          6/30/99         12/31/98         12/31/97
                                    (UNAUDITED)                                        (UNAUDITED)
                                    ----------       ----------      -----------       ----------       ----------       ----------
Contract Owner
  Contributions: .............       6,284,321       11,769,929       15,281,942        3,492,334        5,686,444        4,556,760
Contract Owner
  Redemptions: ...............      (3,168,715)      (9,721,732)     (16,788,123)      (2,997,938)      (4,658,242)      (3,288,085)


                                      A13

                                                                        SUBACCOUNTS (CONTINUED)
                                    -----------------------------------------------------------------------------------------------

                                                      EQUITY                                         FLEXIBLE MANAGED
                                                     PORTFOLIO                                          PORTFOLIO
                                    --------------------------------------------       --------------------------------------------
                                      1/1/99           1/1/98           1/1/97           1/1/99           1/1/98           1/1/97
                                        TO               TO               TO               TO               TO               TO
                                      6/30/99         12/31/98         12/31/97          6/30/99         12/31/98         12/31/97
                                    (UNAUDITED)                                        (UNAUDITED)
                                    ----------       ----------      -----------       ----------       ----------       ----------
Contract Owner
  Contributions: .............       2,621,988        2,885,417        4,465,527        1,819,798        8,590,002        4,476,620
Contract Owner
  Redemptions: ...............      (4,947,265)      (6,422,617)      (3,935,074)     (10,678,982)     (11,597,522)      (3,255,025)

                                                                        SUBACCOUNTS (CONTINUED)
                                    -----------------------------------------------------------------------------------------------

                                               CONSERVATIVE BALANCED                                 HIGH YIELD BOND
                                                     PORTFOLIO                                          PORTFOLIO
                                    --------------------------------------------       --------------------------------------------
                                      1/1/99           1/1/98           1/1/97           1/1/99           1/1/98           1/1/97
                                        TO               TO               TO               TO               TO               TO
                                      6/30/99         12/31/98         12/31/97          6/30/99         12/31/98         12/31/97
                                    (UNAUDITED)                                        (UNAUDITED)
                                    ----------       ----------      -----------       ----------       ----------       ----------
Contract Owner
  Contributions: .............       3,021,396       12,272,439        5,516,349          211,645          621,628        1,021,708
Contract Owner
  Redemptions: ...............      (1,878,910)     (14,641,165)      (2,950,237)        (446,636)        (117,717)        (879,849)

                                                                        SUBACCOUNTS (CONTINUED)
                                    -----------------------------------------------------------------------------------------------

                                                    STOCK INDEX                                       EQUITY INCOME
                                                     PORTFOLIO                                          PORTFOLIO
                                    --------------------------------------------       --------------------------------------------
                                      1/1/99           1/1/98           1/1/97           1/1/99           1/1/98           1/1/97
                                        TO               TO               TO               TO               TO               TO
                                      6/30/99         12/31/98         12/31/97          6/30/99         12/31/98         12/31/97
                                    (UNAUDITED)                                        (UNAUDITED)
                                    ----------       ----------      -----------       ----------       ----------       ----------
Contract Owner
  Contributions: .............       6,314,060       12,075,930       20,876,571        3,487,049        3,556,140          679,346
Contract Owner
  Redemptions: ...............      (8,178,394)      (5,649,830)     (11,486,568)      (3,933,820)      (3,811,832)        (873,682)

                                                                        SUBACCOUNTS (CONTINUED)
                                    -----------------------------------------------------------------------------------------------

                                                      GLOBAL                                           PRUDENTIAL
                                                     PORTFOLIO                                     JENNISON PORTFOLIO
                                    --------------------------------------------       --------------------------------------------
                                      1/1/99           1/1/98           1/1/97           1/1/99           1/1/98           1/1/97
                                        TO               TO               TO               TO               TO               TO
                                      6/30/99         12/31/98         12/31/97          6/30/99         12/31/98         12/31/97
                                    (UNAUDITED)                                        (UNAUDITED)
                                    ----------       ----------      -----------       ----------       ----------       ----------
Contract Owner
  Contributions: .............       2,010,187        2,263,591       10,705,193        1,754,234        1,126,502          589,921
Contract Owner
  Redemptions: ...............      (1,542,102)      (2,393,156)     (14,887,428)      (1,021,000)        (524,101)        (302,690)


                                      A14

NOTE 9: PURCHASES AND SALES OF INVESTMENTS

      The aggregate costs of purchases and proceeds from sales of investments in the Series Fund for the six months ended June 30, 1999 were as follows:
      (unaudited)

                                                                              PORTFOLIOS
                                   ------------------------------------------------------------------------------------------------

                                      MONEY              DIVERSIFIED                                FLEXIBLE           CONSERVATIVE
                                      MARKET                BOND                EQUITY              MANAGED              BALANCED
                                   ------------         ------------         ------------         ------------         ------------
Purchases .................        $  8,350,446         $  1,902,913         $  2,766,346         $    962,411         $  5,807,370
Sales .....................        $ (3,584,571)        $   (990,793)        $(12,081,450)        $(26,561,827)        $ (3,136,016)

                                                                         PORTFOLIOS (CONTINUED)
                                   ------------------------------------------------------------------------------------------------

                                    HIGH YIELD             STOCK                EQUITY                                  PRUDENTIAL
                                       BOND                INDEX                INCOME               GLOBAL              JENNISON
                                   ------------         ------------         ------------         ------------         ------------
Purchases .................        $    330,755         $  6,747,119         $    243,414         $  3,150,022         $  2,136,480
Sales .....................        $   (861,019)        $(15,494,245)        $ (1,840,252)        $ (2,346,056)        $   (158,065)

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A15

                            FINANCIAL STATEMENTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1998

                                                                                            SUBACCOUNTS
                                                                 -------------------------------------------------------------------

                                                                   MONEY       DIVERSIFIED                  FLEXIBLE    CONSERVATIVE
                                                                   MARKET         BOND         EQUITY        MANAGED      BALANCED
                                                                  PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO    PORTFOLIO
                                                                 -----------   -----------   -----------   -----------   -----------
ASSETS
     Investment in The Prudential Series Fund, Inc.
         Portfolios at net asset value [Note 3] ..............   $12,954,317   $41,131,530   $46,158,354   $32,845,241   $47,024,976
                                                                 -----------   -----------   -----------   -----------   -----------
     Net Assets ..............................................   $12,954,317   $41,131,530   $46,158,354   $32,845,241   $47,024,976
                                                                 ===========   ===========   ===========   ===========   ===========

NET ASSETS, representing:
     Equity of contract owners ...............................   $12,954,317   $41,131,530   $46,158,354   $32,845,241   $47,024,976
                                                                 -----------   -----------   -----------   -----------   -----------
                                                                 $12,954,317   $41,131,530   $46,158,354   $32,845,241   $47,024,976
                                                                 ===========   ===========   ===========   ===========   ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A16

                                                                                         SUBACCOUNTS (CONTINUED)
                                                                  ------------------------------------------------------------------
                                                                    HIGH
                                                                    YIELD         STOCK         EQUITY                    PRUDENTIAL
                                                                    BOND          INDEX         INCOME        GLOBAL       JENNISON
                                                                  PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO    PORTFOLIO
                                                                  ----------   ------------   -----------   -----------   ----------
ASSETS
     Investment in The Prudential Series Fund, Inc.
         Portfolios at net asset value [Note 3] ...............   $3,120,239   $167,052,336   $14,428,890   $13,040,571   $2,735,579
                                                                  ----------   ------------   -----------   -----------   ----------
     Net Assets ...............................................   $3,120,239   $167,052,336   $14,428,890   $13,040,571   $2,735,579
                                                                  ==========   ============   ===========   ===========   ==========

NET ASSETS, representing:
     Equity of contract owners ................................   $3,120,239   $167,052,336   $14,428,890   $13,040,571   $2,735,579
                                                                  ----------   ------------   -----------   -----------   ----------
                                                                  $3,120,239   $167,052,336   $14,428,890   $13,040,571   $2,735,579
                                                                  ==========   ============   ===========   ===========   ==========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A17

                            FINANCIAL STATEMENTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the years ended December 31, 1998, 1997 and 1996

                                                                                  SUBACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                            MONEY                                       DIVERSIFIED
                                                            MARKET                                          BOND
                                                           PORTFOLIO                                     PORTFOLIO
                                            -----------------------------------------    -------------------------------------------
                                               1998           1997           1996           1998            1997            1996
                                            -----------    -----------    -----------    -----------     -----------     -----------
INVESTMENT INCOME
  Dividend income ......................    $   461,945    $   461,061    $   370,956    $ 2,359,120     $ 2,574,631    $ 2,171,278
                                            -----------    -----------    -----------    -----------     -----------    -----------
EXPENSES
  Charges to contract owners for
    assuming mortality risk and
    expense risk [Note 5A] .............         53,117         50,651         40,789        229,634         205,292        210,590
  Reimbursement for excess
    expenses [Note 5C] .................              0              0              0              0               0              0
                                            -----------    -----------    -----------    -----------     -----------    -----------
NET EXPENSES                                     53,117         50,651         40,789        229,634         205,292        210,590
                                            -----------    -----------    -----------    -----------     -----------    -----------
NET INVESTMENT INCOME (LOSS)                    408,828        410,410        330,167      2,129,486       2,369,339      1,960,688
                                            -----------    -----------    -----------    -----------     -----------    -----------
NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS
    Capital gains distributions
      received .........................              0              0              0        128,093         408,037              0
    Realized gain (loss) on
      shares redeemed ..................              0              0              0        173,161          94,146        296,104
    Net change in unrealized
      gain (loss) on investments .......              0              0              0        (29,348)       (288,588)      (852,759)
                                            -----------    -----------    -----------    -----------     -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS                        0              0              0        271,906         213,595       (556,655)
                                            -----------    -----------    -----------    -----------     -----------    -----------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...........................    $   408,828    $   410,410    $   330,167    $ 2,401,392     $ 2,582,934    $ 1,404,033
                                            ===========    ===========    ===========    ===========     ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A18

                                                                 SUBACCOUNTS (CONTINUED)
                                   ------------------------------------------------------------------------------------
                                                                                              FLEXIBLE
                                                    EQUITY                                     MANAGED
                                                   PORTFOLIO                                  PORTFOLIO
                                   ----------------------------------------   -----------------------------------------
                                      1998           1997          1996          1998           1997           1996
                                   -----------    -----------   -----------   -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income ..............   $   860,120    $ 1,108,812   $   897,405   $ 1,147,432    $ 1,050,936    $   810,334
                                   -----------    -----------   -----------   -----------    -----------    -----------
EXPENSES
  Charges to contract owners for
    assuming mortality risk and
    expense risk [Note 5A] .....       284,011        286,301       203,014       209,364        206,248        145,789
  Reimbursement for excess
    expenses [Note 5C] .........             0              0             0             0              0              0
                                   -----------    -----------   -----------   -----------    -----------    -----------

NET EXPENSES                           284,011        286,301       203,014       209,364        206,248        145,789
                                   -----------    -----------   -----------   -----------    -----------    -----------

NET INVESTMENT INCOME (LOSS)           576,109        822,511       694,391       938,068        844,688        664,545
                                   -----------    -----------   -----------   -----------    -----------    -----------

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS
    Capital gains distributions
      received .................     5,026,484      2,827,131     3,585,387     3,419,770      5,545,715      2,731,323
    Realized gain (loss) on
      shares redeemed ..........     4,779,486      1,774,816       633,352       353,509        605,368         75,275
    Net change in unrealized
      gain (loss) on investments    (5,230,122)     4,476,157       759,941    (1,305,317)    (1,682,924)      (331,513)
                                   -----------    -----------   -----------   -----------    -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS       4,575,848      9,078,104     4,978,680     2,467,962      4,468,159      2,475,085
                                   -----------    -----------   -----------   -----------    -----------    -----------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...................   $ 5,151,957    $ 9,900,615   $ 5,673,071   $ 3,406,030    $ 5,312,847    $ 3,139,630
                                   ===========    ===========   ===========   ===========    ===========    ===========


                                            SUBACCOUNTS (CONTINUED)
                                   -----------------------------------------
                                                  CONSERVATIVE
                                                   BALANCED
                                                   PORTFOLIO
                                   -----------------------------------------
                                      1998           1997           1996
                                   -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income ..............   $ 1,965,960    $ 2,025,296    $ 1,460,883
                                   -----------    -----------    -----------
EXPENSES
  Charges to contract owners for
    assuming mortality risk and
    expense risk [Note 5A] .....       271,618        256,921        213,652
  Reimbursement for excess
    expenses [Note 5C] .........             0              0              0
                                   -----------    -----------    -----------

NET EXPENSES                           271,618        256,921        213,652
                                   -----------    -----------    -----------

NET INVESTMENT INCOME (LOSS) ...     1,694,342      1,768,375      1,247,231
                                   -----------    -----------    -----------

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS
    Capital gains distributions
      received .................     2,703,038      5,037,552      2,164,504
    Realized gain (loss) on
      shares redeemed ..........       935,553        200,066        464,539
    Net change in unrealized
      gain (loss) on investments      (276,688)    (1,945,306)       108,733
                                   -----------    -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS       3,361,903      3,292,312      2,737,776
                                   -----------    -----------    -----------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...................   $ 5,056,245    $ 5,060,687    $ 3,985,007
                                   ===========    ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A19

                             FINANCIAL STATEMENTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the years ended December 31, 1998, 1997 and 1996

                                                                                   SUBACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                               HIGH
                                                               YIELD                                         STOCK
                                                               BOND                                          INDEX
                                                             PORTFOLIO                                     PORTFOLIO
                                            ------------------------------------------     -----------------------------------------
                                               1998            1997           1996            1998           1997           1996
                                            -----------     -----------    -----------     -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income ......................    $   261,439     $   197,684    $   132,351     $ 1,729,752    $ 1,326,042    $   900,654
                                            -----------     -----------    -----------     -----------    -----------    -----------
EXPENSES
  Charges to contract owners
    for assuming mortality risk
    and expense risk [Note 5A] .........         15,665          12,354          7,323         820,541        502,161        260,862
  Reimbursement for excess
    expenses [Note 5C] .................              0               0              0               0              0              0
                                            -----------     -----------    -----------     -----------    -----------    -----------
NET EXPENSES                                     15,665          12,354          7,323         820,541        502,161        260,862
                                            -----------     -----------    -----------     -----------    -----------    -----------
NET INVESTMENT INCOME (LOSS)                    245,774         185,330        125,028         909,211        823,881        639,792
                                            -----------     -----------    -----------     -----------    -----------    -----------
NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS
    Capital gains distributions
      received .........................              0               0              0       2,499,196      2,997,271        673,354
    Realized gain (loss) on
      shares redeemed ..................         (4,633)         16,526          3,467       5,771,729      2,754,626        413,888
    Net change in unrealized
      gain (loss) on investments .......       (334,049)         59,640         (3,313)     24,590,569     15,534,339      7,149,445
                                            -----------     -----------    -----------     -----------    -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS                 (338,682)         76,166            154      32,861,494     21,286,236      8,236,687
                                            -----------     -----------    -----------     -----------    -----------    -----------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING
  FROM OPERATIONS ......................    $   (92,908)    $   261,496    $   125,182     $33,770,705    $22,110,117    $ 8,876,479
                                            ===========     ===========    ===========     ===========    ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A20

                                                                  SUBACCOUNTS (CONTINUED)
                                   -----------------------------------------------------------------------------------
                                                    EQUITY
                                                    INCOME                                   GLOBAL
                                                   PORTFOLIO                                PORTFOLIO
                                   ----------------------------------------   ----------------------------------------
                                      1998           1997          1996          1998          1997           1996
                                   -----------    -----------   -----------   -----------   -----------    -----------
INVESTMENT INCOME
  Dividend income ..............   $   365,234    $   370,792   $   475,277   $   160,959   $   149,254    $   312,052
                                   -----------    -----------   -----------   -----------   -----------    -----------
EXPENSES
  Charges to contract owners
    for assuming mortality risk
    and expense risk [Note 5A] .        90,144         85,229        94,957        70,813        80,250         67,425
  Reimbursement for excess
    expenses [Note 5C] .........             0              0             0             0             0              0
                                   -----------    -----------   -----------   -----------   -----------    -----------
NET EXPENSES                            90,144         85,229        94,957        70,813        80,250         67,425
                                   -----------    -----------   -----------   -----------   -----------    -----------
NET INVESTMENT INCOME (LOSS)           275,090        285,563       380,320        90,146        69,004        244,627
                                   -----------    -----------   -----------   -----------   -----------    -----------
NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS
    Capital gains distributions
      received .................       797,222      1,414,553       485,860       536,310       504,462        240,786
    Realized gain (loss) on
      shares redeemed ..........     2,673,910        481,377       908,956       235,100     1,501,595        155,802
    Net change in unrealized
      gain (loss) on investments    (4,107,342)     2,177,083     1,098,444     1,531,076      (871,934)     1,328,007
                                   -----------    -----------   -----------   -----------   -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS        (636,210)     4,073,013     2,493,260     2,302,486     1,134,123      1,724,595
                                   -----------    -----------   -----------   -----------   -----------    -----------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...................   $  (361,120)   $ 4,358,576   $ 2,873,580   $ 2,392,632   $ 1,203,127    $ 1,969,222
                                   ===========    ===========   ===========   ===========   ===========    ===========

                                             SUBACCOUNTS (CONTINUED)
                                   -----------------------------------------
                                                   PRUDENTIAL
                                                   JENNISON
                                                   PORTFOLIO
                                   -----------------------------------------
                                      1998           1997           1996
                                   -----------    -----------    -----------
INVESTMENT INCOME
  Dividend income ..............   $     3,905    $     1,751    $       547
                                   -----------    -----------    -----------
EXPENSES
  Charges to contract owners
    for assuming mortality risk
    and expense risk [Note 5A] .        11,315          4,217          1,034
  Reimbursement for excess
    expenses [Note 5C] .........             0              0              0
                                   -----------    -----------    -----------
NET EXPENSES                            11,315          4,217          1,034
                                   -----------    -----------    -----------
NET INVESTMENT INCOME (LOSS)            (7,410)        (2,466)          (487)
                                   -----------    -----------    -----------
NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS
    Capital gains distributions
      received .................        37,636         50,105              0
    Realized gain (loss) on
      shares redeemed ..........        22,375         43,121           (693)
    Net change in unrealized
      gain (loss) on investments       478,204         73,161         14,438
                                   -----------    -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS         538,215        166,387         13,745
                                   -----------    -----------    -----------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...................   $   530,805    $   163,921    $    13,258
                                   ===========    ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A21

                            FINANCIAL STATEMENTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 1998, 1997 and 1996

                                                                              SUBACCOUNTS
                                       --------------------------------------------------------------------------------------------
                                                         MONEY                                         DIVERSIFIED
                                                         MARKET                                           BOND
                                                        PORTFOLIO                                       PORTFOLIO
                                       --------------------------------------------    --------------------------------------------
                                           1998           1997             1996           1998            1997             1996
                                       ------------    ------------    ------------    ------------    ------------    ------------
OPERATIONS
   Net investment income (loss) .....  $    408,828    $    410,410    $    330,167    $  2,129,486    $  2,369,339    $  1,960,688
   Capital gains distributions
     received .......................             0               0               0         128,093         408,037               0
   Realized gain (loss) on shares
     redeemed .......................             0               0               0         173,161          94,146         296,104
   Net change in unrealized gain
     (loss) on investments ..........             0               0               0         (29,348)       (288,588)       (852,759)
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS ........       408,828         410,410         330,167       2,401,392       2,582,934       1,404,033
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM PREMIUM PAYMENTS
   AND OTHER OPERATING TRANSFERS
   [Note 7] .........................     3,180,058      (2,071,596)      4,126,018       2,146,163       2,394,859      (5,205,030)
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
   RETAINED IN THE ACCOUNT [Note 8] .        (1,722)       (115,766)     (2,181,943)        (35,755)        (86,028)        (35,291)
                                       ------------    ------------    ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
   ASSETS ...........................     3,587,164      (1,776,952)      2,274,242       4,511,800       4,891,765      (3,836,288)

NET ASSETS
   Beginning of year ................     9,367,153      11,144,105       8,869,863      36,619,730      31,727,965      35,564,253
                                       ------------    ------------    ------------    ------------    ------------    ------------
   End of year ......................  $ 12,954,317    $  9,367,153    $ 11,144,105    $ 41,131,530    $ 36,619,730    $ 31,727,965
                                       ============    ============    ============    ============    ============    ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A22

                                                                     SUBACCOUNTS (CONTINUED)
                                    -------------------------------------------------------------------------------------------
                                                                                                    FLEXIBLE
                                                       EQUITY                                        MANAGED
                                                      PORTFOLIO                                     PORTFOLIO
                                    -------------------------------------------    --------------------------------------------
                                        1998            1997           1996            1998            1997            1996
                                    ------------    ------------   ------------    ------------    ------------    ------------
OPERATIONS ......................
   Net investment income (loss) .   $    576,109    $    822,511   $    694,391    $    938,068    $    844,688    $    664,545
   Capital gains distributions
     received ...................      5,026,484       2,827,131      3,585,387       3,419,770       5,545,715       2,731,323
   Realized gain (loss) on shares
     redeemed ...................      4,779,486       1,774,816        633,352         353,509         605,368          75,275
   Net change in unrealized gain
     (loss) on investments ......     (5,230,122)      4,476,157        759,941      (1,305,317)     (1,682,924)       (331,513)
                                    ------------    ------------   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS ...................      5,151,957       9,900,615      5,673,071       3,406,030       5,312,847       3,139,630
                                    ------------    ------------   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS
   [Note 7] .....................    (12,389,442)      1,756,237      5,017,735      (8,139,189)      2,797,186       4,354,486
                                    ------------    ------------   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RETAINED IN THE ACCOUNT
   [Note 8] .....................       (378,339)          2,060         (6,721)         99,015          (1,047)         16,614
                                    ------------    ------------   ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
   ASSETS .......................     (7,615,824)     11,658,912     10,684,085      (4,634,144)      8,108,986       7,510,730

NET ASSETS
   Beginning of year ............     53,774,178      42,115,266     31,431,181      37,479,385      29,370,399      21,859,669
                                    ------------    ------------   ------------    ------------    ------------    ------------
   End of year ..................   $ 46,158,354    $ 53,774,178   $ 42,115,266    $ 32,845,241    $ 37,479,385    $ 29,370,399
                                    ============    ============   ============    ============    ============    ============

                                               SUBACCOUNTS (CONTINUED)
                                    --------------------------------------------
                                                    CONSERVATIVE
                                                      BALANCED
                                                     PORTFOLIO
                                    --------------------------------------------
                                        1998            1997            1996
                                    ------------    ------------    ------------
OPERATIONS ......................
   Net investment income (loss) .   $  1,694,342    $  1,768,375    $  1,247,231
   Capital gains distributions
     received ...................      2,703,038       5,037,552       2,164,504
   Realized gain (loss) on shares
     redeemed ...................        935,553         200,066         464,539
   Net change in unrealized gain
     (loss) on investments ......       (276,688)     (1,945,306)        108,733
                                    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS ...................      5,056,245       5,060,687       3,985,007
                                    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS
   [Note 7] .....................     (5,546,467)      5,232,756      (1,853,576)
                                      ----------       ---------      ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RETAINED IN THE ACCOUNT
   [Note 8] .....................         (6,712)      1,650,849      (1,583,656)
                                    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
   ASSETS .......................       (496,934)     11,944,292         547,775

NET ASSETS
   Beginning of year ............     47,521,910      35,577,618      35,029,843
                                    ------------    ------------    ------------
   End of year ..................   $ 47,024,976    $ 47,521,910    $ 35,577,618
                                    ============    ============    ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A23

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 1998, 1997 and 1996

                                                                              SUBACCOUNTS
                                   -------------------------------------------------------------------------------------------------
                                                        HIGH
                                                        YIELD
                                                        BOND                                           STOCK INDEX
                                                      PORTFOLIO                                         PORTFOLIO
                                   -----------------------------------------------    ----------------------------------------------
                                       1998             1997             1996             1998            1997             1996
                                   -------------    -------------    -------------    -------------   -------------    -------------
OPERATIONS
   Net investment income (loss) .  $     245,774    $     185,330    $     125,028    $     909,211   $     823,881    $     639,792
   Capital gains distributions
     received ...................              0                0                0        2,499,196       2,997,271          673,354
   Realized gain (loss) on shares
     redeemed ...................         (4,633)          16,526            3,467        5,771,729       2,754,626          413,888
   Net change in unrealized gain
     (loss) on investments ......       (334,049)          59,640           (3,313)      24,590,569      15,534,339        7,149,445
                                   -------------    -------------    -------------    -------------   -------------    -------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS ...................        (92,908)         261,496          125,182       33,770,705      22,110,117        8,876,479
                                   -------------    -------------    -------------    -------------   -------------    -------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND
   OTHER OPERATING TRANSFERS
   [Note 7] .....................      1,124,024          261,186          594,373       22,836,062      27,253,947       17,931,933
                                   -------------    -------------    -------------    -------------   -------------    -------------

NET INCREASE (DECREASE) IN NET
   ASSETS RETAINED IN THE ACCOUNT
   [Note 8] .....................         (1,836)          (7,832)          (9,051)          42,339          (7,138)          62,929
                                   -------------    -------------    -------------    -------------   -------------    -------------

TOTAL INCREASE (DECREASE) IN NET
   ASSETS .......................      1,029,280          514,850          710,504       56,649,106      49,356,926       26,871,341

NET ASSETS
   Beginning of year ............      2,090,959        1,576,109          865,605      110,403,230      61,046,304       34,174,963
                                   -------------    -------------    -------------    -------------   -------------    -------------
   End of year ..................  $   3,120,239    $   2,090,959    $   1,576,109    $ 167,052,336   $ 110,403,230    $  61,046,304
                                   =============    =============    =============    =============   =============    =============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A24

                                                                       SUBACCOUNTS (CONTINUED)
                                    --------------------------------------------------------------------------------------------
                                                       EQUITY
                                                       INCOME                                         GLOBAL
                                                      PORTFOLIO                                      PORTFOLIO
                                    --------------------------------------------    --------------------------------------------
                                        1998            1997            1996            1998            1997            1996
                                    ------------    ------------    ------------    ------------    ------------    ------------
OPERATIONS
   Net investment income (loss) .   $    275,090    $    285,563    $    380,320    $     90,146    $     69,004    $    244,627
   Capital gains distributions
     received ...................        797,222       1,414,553         485,860         536,310         504,462         240,786
   Realized gain (loss) on shares
     redeemed ...................      2,673,910         481,377         908,956         235,100       1,501,595         155,802
   Net change in unrealized gain
     (loss) on investments ......     (4,107,342)      2,177,083       1,098,444       1,531,076        (871,934)      1,328,007
                                    ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS ...................       (361,120)      4,358,576       2,873,580       2,392,632       1,203,127       1,969,222
                                    ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS
   [Note 7] .....................       (888,071)       (669,845)     (7,025,151)        (52,105)     (6,012,623)      5,591,186
                                    ------------    ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RETAINED IN THE ACCOUNT
   [Note 8] .....................        (15,048)        (64,926)       (214,892)        (27,164)       (140,126)         72,239
                                    ------------    ------------    ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
   ASSETS .......................     (1,264,239)      3,623,805      (4,366,463)      2,313,363      (4,949,622)      7,632,647

   Beginning of year ............     15,693,129      12,069,324      16,435,787      10,727,208      15,676,830       8,044,183
                                    ------------    ------------    ------------    ------------    ------------    ------------
   End of year ..................   $ 14,428,890    $ 15,693,129    $ 12,069,324    $ 13,040,571    $ 10,727,208    $ 15,676,830
                                    ============    ============    ============    ============    ============    ============


                                               SUBACCOUNTS (CONTINUED)
                                    --------------------------------------------
                                                      PRUDENTIAL
                                                      JENNISON
                                                      PORTFOLIO
                                    --------------------------------------------
                                        1998            1997            1996
                                    ------------    ------------    ------------
OPERATIONS
   Net investment income (loss) .  $     (7,410)   $     (2,466)   $       (487)
   Capital gains distributions
     received ...................        37,636          50,105               0
   Realized gain (loss) on shares
     redeemed ...................        22,375          43,121            (693)
   Net change in unrealized gain
     (loss) on investments ......       478,204          73,161          14,438
                                   ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS ...................       530,805         163,921          13,258
                                   ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS
   [Note 7] .....................     1,287,318         445,411         229,628
                                   ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RETAINED IN THE ACCOUNT
   [Note 8] .....................        32,534             806             770
                                   ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET
   ASSETS .......................     1,850,657         610,138         243,656

   Beginning of year ............       884,922         274,784          31,128
                                   ------------    ------------    ------------
   End of year ..................  $  2,735,579    $    884,922    $    274,784
                                   ============    ============    ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31


                                      A25

                        NOTES TO FINANCIAL STATEMENTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
                                DECEMBER 31, 1998

NOTE 1: GENERAL

      Pruco Life Variable Universal Account (the "Account") was established on April 17, 1989 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Proceeds from sales of the Pruselect I and Pruselect II Variable Universal Life products are invested in the Account as directed by the contract owners.

      The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are fifteen subaccounts within the Account, each of which invests only in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by Prudential.


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

      The accompanying financial statements are prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

      Investments--The investments in shares of the Series Fund are stated at the net asset value of the respective portfolio.

      Security Transactions--Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

      Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund and are recorded on the ex-dividend date.


                                      A26

NOTE 3: INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

      The net asset value per share (rounded) for each portfolio of the Series Fund, the number of shares of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at December 31, 1998 were as follows:

                                                                                        PORTFOLIOS
                                                     -------------------------------------------------------------------------------


                                                       MONEY          DIVERSIFIED                        FLEXIBLE       CONSERVATIVE
                                                       MARKET            BOND            EQUITY           MANAGED         BALANCED
                                                     -----------      -----------      -----------      -----------     ------------
Number of shares:                                      1,295,432        3,718,551        1,557,468        1,983,317       3,118,251
Net asset value per share (rounded):                 $     10.00      $     11.06      $     29.64      $     16.56     $     15.08
Cost                                                 $12,954,317      $41,116,131      $42,355,024      $35,149,316     $47,633,851

                                                                                   PORTFOLIOS (CONTINUED)
                                                    --------------------------------------------------------------------------------

                                                        HIGH
                                                        YIELD           STOCK            EQUITY                          PRUDENTIAL
                                                        BOND            INDEX            INCOME           GLOBAL          JENNISON
                                                    ------------     ------------     ------------     ------------     ------------
Number of shares:                                        432,892        4,426,400          720,273          616,375          114,427
Net asset value per share (rounded):                $       7.21     $      37.74     $      20.03     $      21.16     $      23.91
Cost:                                               $  3,395,468     $112,572,202     $ 14,804,123     $ 10,791,102     $  2,168,760

NOTE 4: CONTRACT OWNER UNIT INFORMATION

      Outstanding contract owner units, unit values and total value of contract owner equity at December 31, 1998 were as follows:

                                                                                           SUBACCOUNTS
                                                             ----------------------------------------------------------------------

                                                               MONEY        DIVERSIFIED                    FLEXIBLE    CONSERVATIVE
                                                               MARKET          BOND          EQUITY         MANAGED      BALANCED
                                                              PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO
                                                             -----------    -----------    -----------    -----------   -----------
Contract Owner Units Outstanding (Pruselect I) ..........        284,050      4,967,427        751,308        925,294     5,454,469
Unit Value (Pruselect I) ................................    $   1.53463    $   2.06358    $   3.47377    $   2.73333   $   2.42907
                                                             -----------    -----------    -----------    -----------   -----------
Contract Owner Equity (Pruselect I) .....................    $   435,911    $10,250,682    $ 2,609,870    $ 2,529,134   $13,249,288
                                                             -----------    -----------    -----------    -----------   -----------

Contract Owner Units Outstanding (Pruselect II) .........      8,157,279     14,964,696     12,536,375     11,091,272    13,904,782
Unit Value (Pruselect II) ...............................    $   1.53463    $   2.06358    $   3.47377    $   2.73333   $   2.42907
                                                             -----------    -----------    -----------    -----------   -----------
Contract Owner Equity (Pruselect II) ....................    $12,518,406    $30,880,848    $43,548,484    $30,316,107   $33,775,688
                                                             -----------    -----------    -----------    -----------   -----------
TOTAL CONTRACT OWNER EQUITY .............................    $12,954,317    $41,131,530    $46,158,354    $32,845,241   $47,024,976
                                                             ===========    ===========    ===========    ===========   ===========


                                      A27

                                                                                   SUBACCOUNTS (CONTINUED)
                                                            ------------------------------------------------------------------------

                                                             HIGH YIELD       STOCK         EQUITY                       PRUDENTIAL
                                                                BOND          INDEX         INCOME         GLOBAL         JENNISON
                                                              PORTFOLIO     PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO
                                                            ------------   ------------   ------------   ------------   ------------
Contract Owner Units Outstanding (Pruselect I) ..........         25,757      8,398,687      1,262,488             --        209,554
Unit Value (Pruselect I) ................................   $    2.17253   $    4.06468   $    3.10198   $         --   $    2.54336
                                                            ------------   ------------   ------------   ------------   ------------
Contract Owner Equity (Pruselect I) .....................   $     55,957   $ 34,137,973   $  3,916,212   $         --   $    532,971
                                                            ------------   ------------   ------------   ------------   ------------

Contract Owner Units Outstanding (Pruselect II) .........      1,410,467     32,699,834      3,389,022      7,425,025        866,023
Unit Value (Pruselect II) ...............................   $    2.17253   $    4.06468   $    3.10198   $    1.75630   $    2.54336
                                                            ------------   ------------   ------------   ------------   ------------
Contract Owner Equity (Pruselect II) ....................   $  3,064,282   $132,914,363   $ 10,512,678   $ 13,040,571   $  2,202,608
                                                            ------------   ------------   ------------   ------------   ------------
TOTAL CONTRACT OWNER EQUITY .............................   $  3,120,239   $167,052,336   $ 14,428,890   $ 13,040,571   $  2,735,579
                                                            ============   ============   ============   ============   ============

NOTE 5: CHARGES AND EXPENSES

      A.    Mortality Risk and Expense Risk Charges

            The mortality risk and expense risk charges, at an effective annual rate of 0.90%, are applied daily against the net assets representing equity of contract owners held in each subaccount. Mortality risk is that contract holders may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life. Pruco Life currently intends to charge only 0.60% on these contracts, but reserves the right to make the full 0.90% charge.

      B.    Partial Withdrawal Charge

            A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract.

      C.    Expense Reimbursement

            The Account is reimbursed by Pruco Life, on a non-guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.40% for all Zero Coupon Bond Portfolios and for the Stock Index Portfolio, 0.50% for the High Dividend Stock Portfolio, 0.55% for the Natural Resources Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios.

      D.    Cost of Insurance Charges

            Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; (3) sales charges which are deducted in order to compensate Pruco Life for the cost of selling the contract. Contracts are also subject to monthly charges for the costs of administering the contract.

NOTE 6: TAXES

      Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded, in these financial statements.


                                      A28

NOTE 7: NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM PREMIUM PAYMENTS AND OTHER OPERATING TRANSFERS

      The following amounts represent components of contract owner activity for the years ended December 31, 1998 and 1997:

                                                                                               SUBACCOUNTS
                                                                     --------------------------------------------------------------

                                                                            MONEY MARKET                   DIVERSIFIED BOND
                                                                              PORTFOLIO                         PORTFOLIO
                                                                     ----------------------------     -----------------------------
                                                                         1998            1997             1998             1997
                                                                     ------------    ------------     ------------     ------------
Contract Owner Net Payments .....................................    $  8,459,179    $ 16,018,494     $  4,026,378     $  5,573,222
Policy Loans ....................................................               0         (45,968)         (10,790)               0
Policy Loan Repayment and Interest ..............................               0          44,362               85          449,595
Surrenders, Withdrawals and Death Benefits ......................          48,094        (447,841)      (5,421,341)      (3,109,854)
Net Transfers From (To) Other Subaccounts or Fixed
  Rate Options ..................................................      (5,068,699     (17,376,103)       4,043,371          146,922
Administrative and Other Charges ................................        (258,516)       (264,540)        (491,540)        (665,026)
                                                                     ------------    ------------     ------------     ------------
Net Increase (Decrease) in Net Assets Resulting from Premium
  Payments and Other Operating Transfers ........................    $  3,180,058    $ (2,071,596)    $  2,146,163     $  2,394,859
                                                                     ============    ============     ============     ============

                                                                                           SUBACCOUNTS (CONTINUED)
                                                                        ------------------------------------------------------------

                                                                                  EQUITY                      FLEXIBLE MANAGED
                                                                                 PORTFOLIO                        PORTFOLIO
                                                                        ----------------------------    ----------------------------
                                                                            1998            1997            1998            1997
                                                                        ------------    ------------    ------------    ------------
Contract Owner Net Payments .........................................   $  5,974,743    $  8,187,661    $  2,727,720    $ 4,391,711
Policy Loans ........................................................        (16,155)         (2,354)        (13,509)      (101,032)
Policy Loan Repayment and Interest ..................................          2,348           6,595           2,543        109,493
Surrenders, Withdrawals and Death Benefits ..........................    (11,366,743)     (3,056,522)     (1,109,742)    (3,330,740)
Net Transfers From (To) Other Subaccounts or Fixed
  Rate Options ......................................................     (6,233,542)     (2,416,623)     (9,445,233)     2,115,451
Administrative and Other Charges ....................................       (750,093)       (962,520)       (300,968)      (387,697)
                                                                        ------------    ------------    ------------    ------------
Net Increase (Decrease) in Net Assets Resulting from Premium
  Payments and Other Operating Transfers ............................   $(12,389,442)   $  1,756,237     $(8,139,189)   $ 2,797,186
                                                                        ============    ============     ===========    ===========

                                                                                           SUBACCOUNTS (CONTINUED)
                                                                         ----------------------------------------------------------

                                                                             CONSERVATIVE BALANCED             HIGH YIELD BOND
                                                                                  PORTFOLIO                       PORTFOLIO
                                                                         ---------------------------     --------------------------
                                                                            1998            1997            1998           1997
                                                                         -----------     -----------     -----------    -----------
Contract Owner Net Payments ..........................................   $ 6,161,137     $ 2,723,156     $   637,224    $   330,357
Policy Loans .........................................................           (15)       (114,831)              0              0
Policy Loan Repayment and Interest ...................................           976       1,296,181               0              0
Surrenders, Withdrawals and Death Benefits ...........................       (41,543)       (871,239)         (1,826)      (298,998)
Net Transfers From (To) Other Subaccounts or Fixed
  Rate Options .......................................................   (11,038,745)      2,899,464         556,432        297,454
Administrative and Other Charges .....................................      (628,277)       (699,975)        (67,806)       (67,627)
                                                                         -----------     -----------     -----------    -----------
Net Increase (Decrease) in Net Assets Resulting from Premium
  Payments and Other Operating Transfers .............................   $(5,546,467)    $ 5,232,756     $ 1,124,024    $   261,186
                                                                         ===========     ===========     ===========    ===========

                                                                                           SUBACCOUNTS (CONTINUED)
                                                                       ------------------------------------------------------------
                                                                               STOCK INDEX                    EQUITY INCOME
                                                                                PORTFOLIO                       PORTFOLIO
                                                                       ----------------------------    ----------------------------
                                                                           1998            1997            1998            1997
                                                                       ------------    ------------    ------------    ------------
Contract Owner Net Payments ........................................   $ 13,077,570    $ 14,400,181    $    260,870    $    857,548
Policy Loans .......................................................        (19,574)        (15,209)              0               0
Policy Loan Repayment and Interest .................................            144          25,713               0               0
Surrenders, Withdrawals and Death Benefits .........................       (432,906)     (3,907,071)     (8,141,933)       (802,616)
Net Transfers From (To) Other Subaccounts or Fixed
 Rate Options ......................................................     11,664,940      17,853,467       7,241,853        (358,547)
Administrative and Other Charges ...................................     (1,454,112)     (1,103,134)       (248,861)       (366,230)
                                                                       ------------    ------------    ------------    ------------
Net Increase (Decrease) in Net Assets Resulting from Premium
 Payments and Other Operating Transfers ............................   $ 22,836,062    $ 27,253,947    $   (888,071)   $   (669,845)
                                                                       ============    ============    ============    ============


                                      A29

                                                                                          SUBACCOUNTS (CONTINUED)
                                                                         ----------------------------------------------------------

                                                                                  GLOBAL                   PRUDENTIAL JENNISON
                                                                                 PORTFOLIO                       PORTFOLIO
                                                                         --------------------------     ---------------------------
                                                                            1998           1997            1998             1997
                                                                         -----------    -----------     -----------     -----------
Contract Owner Net Payments .........................................    $ 1,832,043    $ 2,622,189     $    75,139     $   238,539
Policy Loans ........................................................              0        (67,171)              0               0
Policy Loan Repayment and Interest ..................................              0         67,209               0               0
Surrenders, Withdrawals and Death Benefits ..........................        (16,418)    (4,072,024)              0        (293,084)
Net Transfers From (To) Other Subaccounts or Fixed
 Rate Options .......................................................     (1,739,609)    (4,363,304)      1,234,490         508,875
Administrative and Other Charges ....................................       (128,121)      (199,522)        (22,311)         (8,919)
                                                                         -----------    -----------     -----------     -----------
Net Increase (Decrease) in Net Assets Resulting from Premium
 Payments and Other Operating Transfers .............................       $(52,105)   $(6,012,623)    $ 1,287,318     $   445,411
                                                                            ========    ===========     ===========     ===========

NOTE 8: NET INCREASE (DECREASE) IN NET ASSETS RETAINED IN THE ACCOUNT

      The increase (decrease) in net assets retained in the Account represents the net contributions (withdrawals) of Pruco Life to (from) the Account. Effective October 13, 1998, Pruco Life no longer maintains a position in the Account. Previously, Pruco Life maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.

NOTE 9: UNIT ACTIVITY

      Transactions in units (including transfers among subaccounts) for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                                                                   SUBACCOUNTS
                                              -------------------------------------------------------------------------------------

                                                            MONEY MARKET                                DIVERSIFIED BOND
                                                             PORTFOLIO                                     PORTFOLIO
                                              ----------------------------------------     ----------------------------------------
                                                 1998          1997           1996            1998           1997          1996
                                              ----------    -----------    -----------     ----------     ----------    -----------
Contract Owner Contributions:                 11,769,929     15,281,942     20,647,286      5,686,444      4,556,760      7,359,670
Contract Owner Redemptions:                   (9,721,732)   (16,788,123)   (17,694,761)    (4,658,242)    (3,288,085)   (10,274,181)

                                                                              SUBACCOUNTS (CONTINUED)
                                              -------------------------------------------------------------------------------------
                                                              EQUITY                                   FLEXIBLE MANAGED
                                                             PORTFOLIO                                     PORTFOLIO
                                              ----------------------------------------     ----------------------------------------
                                                 1998          1997           1996            1998           1997          1996
                                              ----------    -----------    -----------     ----------     ----------    -----------
Contract Owner Contributions:                  2,885,417      4,465,527      7,684,191      8,590,002      4,476,620      7,183,433
Contract Owner Redemptions:                   (6,422,617)    (3,935,074)    (5,707,765)   (11,597,522)    (3,255,025)    (4,966,689)

                                                                              SUBACCOUNTS (CONTINUED)
                                              -------------------------------------------------------------------------------------
                                                        CONSERVATIVE BALANCED                           HIGH YIELD BOND
                                                             PORTFOLIO                                     PORTFOLIO
                                              ----------------------------------------     ----------------------------------------
                                                 1998          1997           1996            1998           1997          1996
                                              ----------    -----------    -----------     ----------     ----------    -----------
Contract Owner Contributions:                 12,272,439      5,516,349      8,974,255        621,628      1,021,708      1,571,264
Contract Owner Redemptions:                  (14,641,165)    (2,950,237)   (10,034,515)      (117,717)      (879,849)    (1,254,509)


                                      A30

                                                                              SUBACCOUNTS (CONTINUED)
                                              -------------------------------------------------------------------------------------

                                                            STOCK INDEX                                  EQUITY INCOME
                                                             PORTFOLIO                                     PORTFOLIO
                                              ----------------------------------------     ----------------------------------------
                                                 1998          1997           1996            1998           1997          1996
                                              ----------    -----------    -----------     ----------     ----------    -----------
Contract Owner Contributions:                 12,075,930     20,876,571     16,298,797      3,556,140        679,346      2,219,957
Contract Owner Redemptions:                   (5,649,830)   (11,486,568)    (8,266,289)    (3,811,832)      (873,682)    (5,553,498)

                                                                              SUBACCOUNTS (CONTINUED)
                                              -------------------------------------------------------------------------------------

                                                              GLOBAL                                  PRUDENTIAL JENNISON
                                                             PORTFOLIO                                     PORTFOLIO
                                              ----------------------------------------     ----------------------------------------
                                                 1998          1997           1996            1998           1997          1996
                                              ----------    -----------    -----------     ----------     ----------    -----------
Contract Owner Contributions:                  2,263,591     10,705,193     10,357,718      1,126,502        589,921        202,258
Contract Owner Redemptions:                   (2,393,156)   (14,887,428)    (5,813,881)      (524,101)      (302,690)       (28,028)

NOTE 10: PURCHASES AND SALES OF INVESTMENTS

      The aggregate costs of purchases and proceeds from sales of investments in the Series Fund for the year ended December 31, 1998 were as follows:

                                                                              PORTFOLIOS
                                   -------------------------------------------------------------------------------------------------

                                                        DIVERSIFIED                                FLEXIBLE            CONSERVATIVE
                                   MONEY MARKET            BOND                 EQUITY              MANAGED              BALANCED
                                   ------------         ------------         ------------         ------------         ------------
Purchases .................        $ 14,092,629         $ 10,641,312         $  7,679,747         $ 10,851,762         $ 18,157,080
Sales .....................        $(10,657,424)        $ (8,676,999)        $(20,559,544)        $(19,077,409)        $(23,821,192)


                                                                        PORTFOLIOS (CONTINUED)
                                   -------------------------------------------------------------------------------------------------

                                    HIGH YIELD             STOCK                EQUITY                                  PRUDENTIAL
                                       BOND                INDEX                INCOME              GLOBAL               JENNISON
                                   ------------         ------------         ------------         ------------         ------------
Purchases .................        $  1,277,486         $ 39,790,603         $ 11,692,035         $  2,396,129         $  2,172,323
Sales .....................        $   (170,962)        $(17,613,097)        $(12,685,299)        $ (2,546,211)        $   (863,785)


                                      A31

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of
Pruco Life Variable Universal Account
and the Board of Directors of
Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts (Money Market Portfolio, Diversified Bond Portfolio, Equity Portfolio, Flexible Managed Portfolio, Conservative Balanced Portfolio, High Yield Bond Portfolio, Stock Index Portfolio, Equity Income Portfolio, Global Portfolio and Prudential Jennison Portfolio) of the Pruco Life Variable Universal Account at December 31, 1998, the results of each of their operations and the changes in each of their net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Pruco Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 1998, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
March 19, 1999


                                      A32

                          PRUCO LIFE MODULE REFERENCE
--------------------------------------------------------------------------------

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Financial Position (Unaudited)
June 30, 1999 and December 31, 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                June 30,             December 31,
                                                                                  1999                   1998
                                                                             -----------------      -----------------
ASSETS
Fixed maturities
     Available for sale, at fair value (amortized cost, 1999: $2,619,551;        $2,585,298             $2,763,926
     1998: $2,738,654)
     Held to maturity, at amortized cost (fair value, 1999: $409,171; 1998:         409,621                410,558
     $421,845)
Equity securities - available for sale, at fair value (cost, 1999: $2,308;            3,223                  2,847
     1998: $2,951)
Mortgage loans on real estate                                                        16,889                 17,354
Policy loans                                                                        789,441                766,917
Short-term investments                                                              359,538                240,727
Other long-term investments                                                             761                  1,047
                                                                             -----------------      -----------------
               Total investments                                                  4,164,771              4,203,376
Cash                                                                                101,130                 89,679
Deferred policy acquisition costs                                                   951,805                861,713
Accrued investment income                                                            61,061                 61,114
Other assets                                                                         61,035                 65,145
Separate Account assets                                                          14,024,610             11,531,754
                                                                             -----------------      -----------------
TOTAL ASSETS                                                                    $19,364,412            $16,812,781
                                                                             =================      =================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                  $2,793,676             $2,701,984
Future policy benefits and other policyholder liabilities                           543,891                528,806
Cash collateral for loaned securities                                                34,135                 73,336
Securities sold under agreement to repurchase                                        47,715                 49,708
Income taxes payable                                                                161,117                193,358
Payable to affiliate                                                                 68,051                 66,568
Other liabilities                                                                    78,768                 55,038
Separate Account liabilities                                                     13,978,884             11,490,751
                                                                             -----------------      -----------------
Total liabilities                                                                17,706,237             15,159,549
                                                                             -----------------      -----------------
Contingencies (See Note 3)
Stockholder's Equity
Common stock, $10 par value;
        1,000,000 shares, authorized;
        250,000 shares, issued and outstanding at
        June 30, 1999 and December 31, 1998                                           2,500                  2,500
Paid-in-capital                                                                     439,582                439,582
Retained earnings                                                                 1,226,744              1,202,833

Accumulated other comprehensive income
    Net unrealized investment (losses) gains                                         (9,596)                 9,902
    Foreign currency translation adjustments                                         (1,055)                (1,585)
                                                                             -----------------      -----------------
Accumulated other comprehensive income                                              (10,651)                 8,317
                                                                                                    -----------------
                                                                             -----------------
Total stockholder's equity                                                        1,658,175              1,653,232
                                                                             -----------------      -----------------
TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                                                       $19,364,412            $16,812,781
                                                                             =================      =================


                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)
Six Months Ended June 30, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------


                                                                 Six months ended
                                                                     June 30,

                                                           1999                   1998
                                                     -------------------    -------------------
REVENUES

Premiums                                                     $ 31,309               $ 25,684
Policy charges and fee income                                 206,366                168,642
Net investment income                                         137,597                129,967
Realized investment (losses) gains, net                       (13,800)                12,985
Asset management fee income                                    25,516                 18,025
Other income                                                      845                    822
                                                     -------------------    -------------------

Total revenues                                                387,833                356,125
                                                     -------------------    -------------------

BENEFITS AND EXPENSES

Policyholders' benefits                                        97,140                 72,360
Interest credited to policyholders' account balances           62,249                 56,884
General, administrative and other expenses                    191,658                149,340
                                                     -------------------    -------------------

Total benefits and expenses                                   351,047                278,584
                                                     -------------------    -------------------

Income before income taxes                                     36,786                 77,541
                                                     -------------------    -------------------

Income taxes                                                   12,875                 27,107
                                                     -------------------    -------------------

NET INCOME                                                    $23,911                $50,434
                                                     -------------------    -------------------


Other comprehensive income, net of tax:

     Unrealized losses on securities, net of
       reclassification adjustment                            (19,498)                (5,607)

     Foreign currency translation adjustments                     530                 (1,279)
                                                     -------------------    -------------------

Other comprehensive income                                    (18,968)                (6,886)
                                                     -------------------    -------------------

TOTAL COMPREHENSIVE INCOME                                    $ 4,943               $ 43,548
                                                     ===================    ===================



                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity (Unaudited)
Six Months Ended June 30, 1999 and the Year Ended December 31, 1998
(In Thousands)
--------------------------------------------------------------------------------


                                                                              Accumulated
                                                                                 other             Total
                                 Common         Paid-in-       Retained       comprehensive     stockholder's
                                  stock         capital       earnings          income            equity
                                ------------- ----------------------------- ------------------------------------
Balance,  December 31, 1997        $ 2,500     $ 439,582      $1,050,871           $ 12,564        $1,505,517


    Net income                           -             -         151,962                  -           151,962

    Change in foreign currency
        translation adjustments          -             -               -              2,980             2,980

    Change in net
        unrealized investment
        losses, net of
        reclassification
        adjustment                       -             -               -             (7,227)           (7,227)
                                ------------- ----------------------------- ------------------------------------

Balance,  December 31, 1998        $ 2,500     $ 439,582      $1,202,833            $ 8,317        $1,653,232

    Net income                           -             -          23,911                  -            23,911

    Change in foreign currency
        translation adjustments          -             -               -                530               530
    Change in net unrealized
        investment losses,
        net of reclassification
        adjustment                       -             -               -            (19,498)          (19,498)
                                ============= ============================= ====================================

Balance,  June 30, 1999            $ 2,500     $ 439,582      $1,226,744         $  (10,651)       $1,658,175
                                ============= ============================= ====================================



                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------


                                                                              1999                         1998
                                                                         ---------------              ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                    $23,911                      $50,434
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
     Policy charges and fee income                                            (39,520)                     (21,513)
     Interest credited to policyholders' account balances                      62,249                       56,884
     Realized investment losses (gains), net                                   13,800                      (12,985)
     Amortization and other non-cash items                                     38,830                         (162)
     Change in:
         Future policy benefits and other policyholder liabilities             15,085                       57,515
         Accrued investment income                                                 53                        2,203
         Separate Accounts                                                     (4,723)                      17,248
         Payable to affiliate                                                   1,483                      159,113
         Policy loans                                                         (22,524)                     (34,059)
         Deferred policy acquisition costs                                    (90,092)                     (57,047)
         Income taxes payable                                                 (32,241)                     (47,155)
         Other, net                                                            27,840                       32,874
                                                                         ---------------              ---------------
Cash Flows (Used In) From Operating Activities                                 (5,849)                     203,350
                                                                         ---------------              ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                           2,095,979                    2,285,192
               Held to maturity                                                25,206                       45,826
         Equity securities                                                      2,452                        2,747
         Mortgage loans on real estate                                            466                          431
         Other long-term investments                                              318                            -
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                                          (1,988,779)                  (2,371,163)
               Held to maturity                                               (24,170)                     (33,771)
         Equity securities                                                     (1,989)                      (2,703)
         Other long-term investments                                              (33)                        (499)
     Cash collateral for loaned securities, net                               (39,201)                      53,274
     Securities sold under agreement to repurchase, net                        (1,993)                           -
     Short-term investments, net                                             (118,819)                    (163,664)
                                                                         ---------------              ---------------
Cash Flows Used In Investing Activities                                       (50,563)                    (184,330)
                                                                         ---------------              ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                                          1,671,054                    1,578,895
          Withdrawals                                                      (1,603,191)                  (1,575,394)
                                                                         ---------------              ---------------
Cash Flows From Financing Activities                                           67,863                        3,501
                                                                         ---------------              ---------------
     Net increase in Cash                                                      11,451                       22,521
     Cash, beginning of year                                                   89,679                       71,358
                                                                         ---------------              ===============
CASH, END OF PERIOD                                                          $101,130                      $93,879
                                                                         ===============              ===============


                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
--------------------------------------------------------------------------------

1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Pruco Life Insurance Company ("the Company"), a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), have been prepared in accordance with the requirements of Form 10-Q and generally accepted accounting principles ("GAAP") for interim financial information. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1998 included in the Company's Annual Report on Form 10-K for that year.

The accompanying consolidated financial statements have not been audited by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring accruals and elimination of intercompany balances and transactions, necessary to summarize fairly the Company's financial position and results of operations. The results of operations for the six months ended June 30, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999.

Certain amounts in the prior years have been reclassified to conform to current year presentation.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Realized investment gains, net, are computed using the specific identification method. The carrying values of fixed maturity and equity securities are adjusted for impairments considered to be other than temporary. During 1999, the Company determined that for certain fixed maturities in the investment portfolio there were declines in fair value considered to be other than temporary. The Company wrote down the carrying value of these fixed maturities and recorded a charge of $3.3 million in "realized investment gains, net," on the Consolidated Statements of Operations and Comprehensive Income.


3.  CONTINGENCIES

Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by Prudential, the Company and agents appointed by Prudential and the Company. Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.


4.  RELATED PARTY TRANSACTIONS

Prudential and the Company have an agreement with respect to administrative services for the Prudential Series Fund ("Series Fund"), the portfolio of mutual fund investments related to the Company's Separate Account products. Under this agreement, Prudential pays compensation to the Company in the amount equal to a portion of the gross investment advisory fees paid by the Series Fund. This is recorded as "Asset management fee income" on the Consolidated Statements of Operations and Comprehensive Income.

Prudential and the Company operate under service and lease agreements whereby services of officers and employees (except for those agents employed by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential. During the first six months of 1999, Prudential reviewed and modified its methods for determining the level of administrative expenses charged to the Company. As a result, the level of such expenses has increased significantly over the 1998 levels.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
--------------------------------------------------------------------------------


5.  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities". The new accounting treatment required by this statement will not affect the Company's liquidity or the ultimate economic gain or loss from its derivative positions. However, it may affect the way the Company recognizes changes in value of some of its derivatives and derivative-like contract features, and this could lead to more volatility in the Company's reported income statement results, especially on a quarterly basis.

Under previous accounting standards, companies could defer recognizing changes in the value of derivatives used to hedge various risks if certain conditions were met. Under the new accounting standards, all derivatives must be reported at fair value each quarter, but if special hedge accounting requirements are met this change in fair value may be offset, entirely or partially, by also recognizing the corresponding change in value of the hedged item. Since the Company already marks most of its derivative positions to market each quarter, the Company does not expect this new treatment to materially increase its net income volatility assuming the Company continues its current derivative and hedging strategies.

While the Statement does not apply to most traditional insurance contracts, some contracts may contain features that can affect settlement amounts similarly to derivatives. For these contracts, the new standards call for separate accounting for the "host contract" and the "embedded derivative", leading to mark-to-market for the "embedded derivative" features that was not previously required. While the Company's economic results from these contracts are also unaffected, this accounting could lead to increased volatility in the quarterly income statement results it reports.

The Company has not yet completed its assessment of the impact of the statement, and its effect on the Company depends, among other things, on its derivative positions and hedging strategies after the date of adoption. The Company is required to adopt this statement no later than January 1, 2001.

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Financial Position
December 31, 1998 and 1997 (In Thousands)
--------------------------------------------------------------------------------

                                                                                  1998            1997
                                                                              ------------    ------------
ASSETS
Fixed maturities
    Available for sale, at fair value (amortized cost, 1998: $2,738,654;
         1997: $2,526,554)                                                    $  2,763,926    $  2,563,852
    Held to maturity, at amortized cost (fair value, 1998: $421,845; 1997:
         $350,056)                                                                 410,558         338,848
Equity securities - available for sale, at fair value (cost, 1998: $2,951;           2,847           1,982
1997: $1,289)
Mortgage loans on real estate                                                       17,354          22,787
Policy loans                                                                       766,917         703,955
Short-term investments                                                             240,727         316,355
Other long-term investments                                                          1,047           1,317
                                                                              ------------    ------------
               Total investments                                                 4,203,376       3,949,096
Cash                                                                                89,679          71,358
Deferred policy acquisition costs                                                  861,713         655,242
Accrued investment income                                                           61,114          67,000
Other assets                                                                        65,145          86,692
Separate Account assets                                                         11,531,754       8,022,079
                                                                              ------------    ------------
TOTAL ASSETS                                                                  $ 16,812,781    $ 12,851,467
                                                                              ============    ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                               $  2,701,984    $  2,380,460
Future policy benefits and other policyholder liabilities                          528,806         472,460
Cash collateral for loaned securities                                               73,336         143,421
Securities sold under agreement to repurchase                                       49,708              --
Income taxes payable                                                               193,358         210,186
Payable to affiliate                                                                66,568          70,375
Other liabilities                                                                   55,038         120,260
Separate Account liabilities                                                    11,490,751       7,948,788
                                                                              ------------    ------------
Total liabilities                                                               15,159,549      11,345,950
                                                                              ------------    ------------
Contingencies (See Note 11)
Stockholder's Equity
Common stock, $10 par value;
    1,000,000 shares, authorized;
    250,000 shares, issued and outstanding at
    December 31, 1998 and 1997                                                       2,500           2,500
Paid-in-capital                                                                    439,582         439,582
Retained earnings                                                                1,202,833       1,050,871

Accumulated other comprehensive income
    Net unrealized investment gains                                                  9,902          17,129
    Foreign currency translation adjustments                                        (1,585)         (4,565)
                                                                              ------------    ------------
Accumulated other comprehensive income                                               8,317          12,564
                                                                              ------------    ------------
Total stockholder's equity                                                       1,653,232       1,505,517
                                                                              ------------    ------------
TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                                                     $ 16,812,781    $ 12,851,467
                                                                              ============    ============

                 See Notes to Consolidated Financial Statements


Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 1998, 1997 and 1996 (In Thousands)
--------------------------------------------------------------------------------

                                                                    1998                1997                1996
                                                                  ---------           ---------           ---------
REVENUES
Premiums                                                          $  57,467           $  49,496           $  51,525
Policy charges and fee income                                       364,719             330,292             324,976
Net investment income                                               261,430             259,634             247,328
Realized investment gains, net                                       44,841              10,974              10,835
Other income                                                         41,267              33,801              20,818
                                                                  ---------           ---------           ---------

Total revenues                                                      769,724             684,197             655,482
                                                                  ---------           ---------           ---------

BENEFITS AND EXPENSES

Policyholders' benefits                                             186,527             179,419             186,873
Interest credited to policyholders' account balances                118,935             110,815             118,246
General, administrative and other expenses                          228,067             225,721             122,006
                                                                  ---------           ---------           ---------

Total benefits and expenses                                         533,529             515,955             427,125
                                                                  ---------           ---------           ---------

Income from operations before income taxes                          236,195             168,242             228,357
                                                                  ---------           ---------           ---------

Income taxes
   Current                                                           69,768              73,326              60,196
   Deferred                                                          14,465             (11,458)             18,939
                                                                  ---------           ---------           ---------

Total income taxes                                                   84,233              61,868              79,135
                                                                  ---------           ---------           ---------

NET INCOME                                                          151,962             106,374             149,222
                                                                  ---------           ---------           ---------


Other comprehensive income, net of tax:

     Unrealized gains on securities, net of
       reclassification adjustment                                   (7,227)              3,025             (17,952)

     Foreign currency translation adjustments                         2,980              (2,863)               (482)
                                                                  ---------           ---------           ---------

Other comprehensive income                                           (4,247)                162             (18,434)
                                                                  ---------           ---------           ---------

TOTAL COMPREHENSIVE INCOME                                        $ 147,715           $ 106,536           $ 130,788
                                                                  =========           =========           =========

                 See Notes to Consolidated Financial Statements


Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 1998, 1997, and 1996 (In Thousands)
--------------------------------------------------------------------------------

                                                                                                      Accumulated
                                                                                                         other            Total
                                                      Common          Paid-in-         Retained      comprehensive     stockholder's
                                                      stock           capital          earnings         income            equity
                                                   -----------      -----------      -----------     -------------     -------------
Balance, January 1, 1996                           $     2,500      $   439,582      $   795,275      $    30,836       $ 1,268,193

    Net income                                              --               --          149,222               --           149,222

    Change in foreign currency
      translation adjustments                               --               --               --             (482)             (482)

    Change in net unrealized
      investment gains, net of
      reclassification  adjustment                          --               --               --          (17,952)          (17,952)

                                                   -----------      -----------      -----------      -----------       -----------

Balance, December 31, 1996                               2,500          439,582          944,497           12,402         1,398,981

    Net income                                              --               --          106,374               --           106,374

    Change in foreign currency
      translation adjustments                               --               --               --           (2,863)           (2,863)

    Change in net unrealized
      investment gains, net of
      reclassification adjustment                           --               --               --            3,025             3,025
                                                   -----------      -----------      -----------      -----------       -----------

Balance, December 31, 1997                               2,500          439,582        1,050,871           12,564         1,505,517

    Net income                                              --               --          151,962               --           151,962

    Change in foreign currency
      translation adjustments                               --               --               --            2,980             2,980

    Change in net unrealized
      investment gains, net  of
      reclassification adjustment                           --               --               --           (7,227)           (7,227)

                                                   -----------      -----------      -----------      -----------       -----------

Balance, December 31, 1998                         $     2,500      $   439,582      $ 1,202,833      $     8,317       $ 1,653,232

                                                   ===========      ===========      ===========      ===========       ============

                 See Notes to Consolidated Financial Statements


Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 1998, 1997, and 1996 (In Thousands)
--------------------------------------------------------------------------------

                                                                                    1998                1997                1996
                                                                                -----------         -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                      $   151,962         $   106,374         $   149,222
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                                                  (47,230)            (40,783)            (50,286)
     Interest credited to policyholders' account balances                           118,935             110,815             118,246
     Realized investment gains, net                                                 (44,841)            (10,974)            (10,835)
     Amortization and other non-cash items                                           18,611             (31,181)             29,334
     Change in:
         Future policy benefits and other policyholders' liabilities                 62,139              39,683              54,176
         Accrued investment income                                                    5,886              (4,890)             (2,248)
         Separate Accounts                                                           32,288             (13,894)            (38,025)
         Payable to affiliate                                                        (3,807)             20,547              16,519
         Policy loans                                                               (62,962)            (64,173)            (70,509)
         Deferred policy acquisition costs                                         (206,471)            (22,083)            (66,183)
         Income taxes payable                                                       (27,179)             78,894                (816)
         Deferred income tax liability                                               10,351             (10,477)              7,912
         Other, net                                                                 (43,675)             34,577               7,814
                                                                                -----------         -----------         -----------
Cash Flows (Used In) From Operating Activities                                      (35,993)            192,435             144,321
                                                                                -----------         -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                                 5,429,396           2,828,665           3,886,254
               Held to maturity                                                      74,767             138,626             138,127
         Equity securities                                                            4,101               6,939               7,527
         Mortgage loans on real estate                                                5,433              24,925              19,226
         Other long-term investments                                                  1,140               3,276                 288
         Investment real estate                                                          --                  --               4,488
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                                                (5,617,208)         (3,141,785)         (4,008,810)
               Held to maturity                                                    (145,919)            (70,532)           (114,494)
         Equity securities                                                           (2,274)             (4,594)             (4,697)
         Other long-term investments                                                   (409)                (51)               (657)
     Cash collateral for loaned securities, net                                     (70,085)            143,421                   -
     Securities sold under agreement to repurchase, net                              49,708                   -                   -
     Short-term investments, net                                                     75,771            (147,030)             58,186
                                                                                -----------         -----------         -----------
Cash Flows Used In Investing Activities                                            (195,579)           (218,140)            (14,562)
                                                                                -----------         -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                                                3,098,721           2,099,600             536,370
          Withdrawals                                                            (2,848,828)         (2,076,303)           (633,798)
                                                                                -----------         -----------         -----------
Cash Flows From (Used in) Financing Activities                                      249,893              23,297             (97,428)
                                                                                -----------         -----------         -----------
     Net increase (decrease) in Cash                                                 18,321              (2,408)             32,331
     Cash, beginning of year                                                         71,358              73,766              41,435
                                                                                -----------         -----------         -----------
CASH, END OF PERIOD                                                             $    89,679         $    71,358         $    73,766
                                                                                ===========         ===========         ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes paid (received)                                               $    99,810         $    (7,904)        $    61,760
                                                                                ===========         ===========         ===========

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


1.  BUSINESS

Pruco Life Insurance Company (the Company) is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. The Company markets individual life insurance, variable life insurance, variable annuities, fixed annuities, and a group annuity program (the Contracts) in all states and territories except the District of Columbia and Guam. In addition, the Company markets individual life insurance through its branch office in Taiwan. The Company has two wholly owned subsidiaries, Pruco Life Insurance Company of New Jersey (PLNJ) and The Prudential Life Insurance Company of Arizona (PLICA). PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, fixed annuities, and variable annuities only in the states of New Jersey and New York. PLICA is a stock life insurance company organized in 1988 under the laws of the state of Arizona. PLICA had no new business sales in 1997 or 1998 and at this time will not be issuing new business.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America (Prudential), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contracts.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual and group annuities. There are approximately 1,620 stock, mutual and other types of insurers in the life insurance business in the United States.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments
Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity". The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and participating annuity contracts that would result from the realization of unrealized gains and losses, net of income taxes, are included in a separate component of equity, "Accumulated other comprehensive income."

Equity securities, available for sale, comprised of common and non-redeemable preferred stock, are carried at estimated fair value. The associated unrealized gains and losses, net of income tax, the effects on deferred policy acquisition costs and on participating annuity contracts that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income."

Mortgage loans on real estate are stated primarily at unpaid principal balances, net of unamortized discounts and allowance for losses. The allowance for losses is based upon a loan specific review and management's consideration of past results, current trends, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Impaired loans are identified by management as loans in which a probability exists that all amounts due according to the contractual terms of the loan agreement will not be collected.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent.

Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues the accrual of interest on impaired loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as impaired, any accrued but unpaid interest previously recorded on such loan is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where interest has been interrupted for a substantial period, a regular payment performance has been established.

Policy loans are carried at unpaid principal balances.

Short-term investments, consists primarily of highly liquid debt instruments purchased with an original maturity of twelve months or less and are carried at amortized cost, which approximates fair value.

Other long-term investments primarily represent the Company's investments in joint ventures and partnerships in which the Company does not have control. These investments are recorded using the equity method of accounting, reduced for other than temporary declines in value.

Realized investment gains, net are computed using the specific identification method. Costs of fixed maturity and equity securities are adjusted for impairments considered to be other than temporary.

Cash
Cash includes cash on hand, amounts due from banks, and money market instruments.

Deferred Policy Acquisition Costs
The costs which vary with and that are related primarily to the production of new insurance business are deferred to the extent that they are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income."

Acquisition costs related to interest-sensitive life products and investment-type contracts are deferred and amortized in proportion to total estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience. Amortization periods range from 15 to 30 years. For participating life insurance, deferred policy acquisition costs are amortized over the expected life of the contracts in proportion to estimated gross margins based on historical and anticipated future experience, which is updated periodically. Deferred policy acquisition costs are analyzed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. The effect of revisions to estimated gross profits on unamortized deferred acquisition costs is reflected in earnings in the period such estimated gross profits are revised.

Securities loaned
Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% of the fair value of the securities. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the consolidated statements of financial position. Substantially all of the Company's securities loaned are with large brokerage firms.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities sold under agreements to repurchase
Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased is monitored and additional collateral is requested, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities
Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. Separate Acount assets include common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statement of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income."

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized separate account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Insurance Revenue and Expense Recognition
Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For traditional life insurance contracts, a liability for future policy benefits is recorded using the net level premium method. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

Premiums from non-participating group annuities with life contingencies are generally recognized when due. For single premium immediate annuities, premiums are recognized when due with any excess profit deferred and recognized in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Amounts received as payment for interest-sensitive life, individual annuities, and guaranteed investment contracts are reported as deposits to "Policyholders' account balances." Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition, interest earned from the investment of these account balances is reflected in "Net investment income." Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

Foreign Currency Translation Adjustments
Assets and liabilities of the Taiwan branch are translated to U.S. dollars at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. Cumulative

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to "Other comprehensive income." The cumulative effect of changes in foreign exchange rates are included in "Accumulated other comprehensive income."

Other Income
Other income consists primarily of asset management fees which are received by the Company from Prudential for services Prudential provides to the Prudential Series Fund, an underlying investment option of the Separate Accounts.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, various financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include futures, currency swaps, and options contracts and can be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to hedge market risk from changes in interest rates or foreign currency exchange rates, and to alter interest rate or currency exposures arising from mismatches between assets and liabilities. All derivatives used by the Company are for other than trading purposes.

To qualify as a hedge, derivatives must be designated as hedges for existing assets, liabilities, firm commitments, or anticipated transactions which are identified and probable to occur, and effective in reducing the market risk to which the Company is exposed. The effectiveness of the derivatives must be evaluated at the inception of the hedge and throughout the hedge period.

When derivatives qualify as hedges, the changes in the fair value or cash flows of the derivatives and the hedged items are recognized in earnings in the same period. If the Company's use of other than trading derivatives does not meet the criteria to apply hedge accounting, the derivatives are recorded at fair value in "Other liabilities" in the Consolidated Statements of Financial Position, and changes in their fair value are recognized in earnings in "Realized investment gains, net" without considering changes in the hedged assets or liabilities. Cash flows from other than trading derivative assets and liabilities are reported in the operating activities section in the Consolidated Statements of Cash Flows.

Income Taxes
The Company and its subsidiaries are members of the consolidated federal income tax return of Prudential and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.

New Accounting Pronouncements
In June 1996, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 became effective January 1, 1997 and is to be applied prospectively. Subsequent to June 1996, FASB issued SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of SFAS 125" ("SFAS 127"). SFAS 127 delays the implementation of SFAS 125 for one year for certain transactions, including repurchase agreements, dollar rolls, securities lending and similar transactions. Adoption of SFAS 125 did not have a material impact on the Company's results of operations, financial position and liquidity.

During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which was issued by the FASB in June 1997. This statement defines comprehensive income and establishes standards for reporting and displaying comprehensive income and its components in financial statements. The statement requires that the Company classify items of other comprehensive income by their nature and display the accumulated balance of other comprehensive income

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

separately from retained earnings in the equity section of the Statement of Financial Position. Application of this statement did not change recognition or measurement of net income and, therefore, did not affect the Company's financial position or results of operations.

On January 1, 1999, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SOP 97-3"). This statement provides guidance for determining when an insurance company or other enterprise should recognize a liability for guaranty-fund assessments as well as guidance for measuring the liability. The adoption of SOP 97-3 is not expected to have a material effect on the Company's financial position or results of operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which can affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement no later than January 1, 2000 and is currently assessing the effect of the new standard.

In October, 1998, the AICPA issued Statement of Position 98-7, "Deposit
Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," ("SOP 98-7"). This statement provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications
Certain amounts in the prior years have been reclassified to conform to current year presentation.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


3.   INVESTMENTS

Fixed Maturities and Equity Securities:

The following tables provide additional information relating to fixed maturities and equity securities as of December 31,:

                                                                                                  1998
                                                                    ----------------------------------------------------------------
                                                                                        Gross             Gross
                                                                    Amortized         Unrealized        Unrealized        Estimated
                                                                       Cost             Gains             Losses          Fair Value
                                                                    ----------        ----------        ----------        ----------
                                                                                             (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
     U.S. government corporations and agencies                         110,294               864               318           110,840

Foreign government bonds                                                87,112             2,003               696            88,419

Corporate securities                                                 2,540,498            30,160             6,897         2,563,761

Mortgage-backed securities                                                 750               156                --               906
                                                                    ----------        ----------        ----------        ----------
Total fixed maturities available for sale                           $2,738,654        $   33,183        $    7,911        $2,763,926
                                                                    ==========        ==========        ==========        ==========

  Equity securities available for sale                              $    2,951        $      168        $      272        $    2,847
                                                                    ==========        ==========        ==========        ==========

  Fixed maturities held to maturity
  Corporate securities                                              $  410,558        $   11,287        $       --        $  421,845
                                                                    ----------        ----------        ----------        ----------
  Total fixed maturities held to maturity                           $  410,558        $   11,287        $       --        $  421,845
                                                                    ==========        ==========        ==========        ==========


                                                                                                  1997
                                                                    ----------------------------------------------------------------
                                                                                        Gross             Gross
                                                                    Amortized         Unrealized        Unrealized        Estimated
                                                                       Cost             Gains             Losses          Fair Value
                                                                    ----------        ----------        ----------        ----------
                                                                                             (In Thousands)
  Fixed maturities available for sale
  U.S. Treasury securities and obligations of
       U.S. government corporations and agencies                    $  177,691        $    1,231        $       20        $  178,902

  Foreign government bonds                                              83,889             1,118                19            84,988

  Corporate securities                                               2,263,898            36,857             2,017         2,298,738

  Mortgage-backed securities                                             1,076               180                32             1,224
                                                                    ----------        ----------        ----------        ----------
  Total fixed maturities available for sale                         $2,526,554        $   39,386        $    2,088        $2,563,852
                                                                    ==========        ==========        ==========        ==========

  Equity securities available for sale                              $    1,289        $      802        $      109        $    1,982
                                                                    ==========        ==========        ==========        ==========

  Fixed maturities held to maturity
  Corporate securities                                              $  338,848        $   11,427        $      219        $  350,056
                                                                    ----------        ----------        ----------        ----------
  Total fixed maturities held to maturity                           $  338,848        $   11,427        $      219        $  350,056
                                                                    ==========        ==========        ==========        ==========

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


3.   INVESTMENTS (continued)

The amortized cost and estimated fair value of fixed maturities, categorized by contractual maturities at December 31, 1998 are shown below:

                                                     Available for Sale                         Held to Maturity
                                               --------------------------------        ---------------------------------
                                               Amortized         Estimated Fair         Amortized         Estimated Fair
                                                 Cost                Value                Cost                 Value
                                               ---------         --------------        ----------         --------------
                                                       (In Thousands)                          (In Thousands)
Due in one year or less                        $   72,931          $   73,254          $    3,036          $    3,064

Due after one year through five years           1,050,981           1,059,389             193,749             201,136

Due after five years through ten years          1,142,507           1,156,664             155,568             158,801

Due after ten years                               471,485             473,713              58,205              58,844

Mortgage-backed securities                            750                 906                  --                  --
                                               ----------          ----------          ----------          ----------
Total                                          $2,738,654          $2,763,926          $  410,558          $  421,845
                                               ==========          ==========          ==========          ==========


Actual maturities will differ from contractual maturities because, in certain circumstances, issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 1998, 1997, and 1996 were $5,327.3 million, $2,796.3 million, and $3,667.1 million, respectively. Gross gains of $46.3 million, $18.6 million, and $22.1 million and gross losses of $14.1 million, $7.9 million, and $17.6 million were realized on those sales during 1998, 1997, and 1996, respectively.

Proceeds from the maturity of fixed maturities available for sale during 1998, 1997, and 1996 were $102.1 million, $32.4 million, and $219.2 million, respectively. During the years ended December 31, 1998, 1997, and 1996, there were no securities classified as held to maturity that were sold.

Writedowns for impairments of fixed maturities which were deemed to be other than temporary were $2.8 million, $.1 million and $.1 million for the years 1998, 1997 and 1996, respectively.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


3.   INVESTMENTS (continued)

The following table describes the credit quality of the fixed maturity portfolio, based on ratings assigned by the National Association of Insurance Commissioners ("NAIC") or Standard & Poor's Corporation, an independent rating agency as of December 31, 1998:

                                                              Available for Sale                          Held to Maturity
                                                       ------------------------------          -------------------------------------

                                                        Amortized        Estimated Fair         Amortized        Estimated Fair
                                                          Cost               Value                Cost               Value
                                                       ----------        --------------        ----------        --------------
                                                               (In Thousands)                          (In Thousands)
 NAIC      Standard & Poor's
  1          AAA to AA-                                $1,195,301          $1,211,995          $  180,070          $  186,683
  2          BBB+ to BBB-                               1,254,522           1,263,656             182,298             185,417
  3          BB+ to BB-                                   201,033             204,278              39,346              40,654
  4          B+ to B-                                      59,799              57,695               8,821               9,068
  5          CCC or lower                                  27,552              26,061                  --                  --
  6          In or near default                               447                 241                  23                  23
                                                       ----------          ----------          ----------          ----------
             Total                                     $2,738,654          $2,763,926          $  410,558          $  421,845
                                                       ==========          ==========          ==========          ==========


The fixed maturity portfolio consists largely of investment grade assets (rated "1" or "2" by the NAIC), with such investments accounting for 89% and 94% of the portfolio at December 31, 1998 and 1997, respectively, based on fair value. As of both of those dates, less than 1% of the fixed maturities portfolio was rated "6" by the NAIC, defined as public and private placement securities which are currently non-performing or believed subject to default in the near-term.

The Company continually reviews fixed maturities and identifies potential problem assets which require additional monitoring. The Company defines "problem" fixed maturities as those for which principal and/or interest payments are in default. The Company defines "potential problem" fixed maturities as assets which are believed to present default risk associated with future debt service obligations and therefore require more active management. At December 31, 1998 management identified $264.0 thousand of fixed maturity investments as problem or potential problem. An immaterial amount of problem or potential problem fixed maturities were identified in 1997.

Mortgage Loans on Real Estate

The Company's mortgage loans were collateralized by the following property types at December 31, 1998 and 1997.


                                            1998                 1997
                                    ------------------   -------------------
                                                (In Thousands)

     Office buildings               $    --        --    $ 4,607        20%

     Retail stores                    7,356        42%     8,090        35%

     Apartment complexes              5,988        35%     6,080        27%

     Industrial buildings             4,010        23%     4,010        18%
                                    ------------------   ------------------
           Net carrying value       $17,354       100%   $22,787       100%
                                    ==================   ==================

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


3.   INVESTMENTS (continued)

The largest concentration of mortgage loans are in the states of Pennsylvania (35%), Washington (34%), and New Jersey (23%).

Special Deposits

Fixed maturities of $8.6 million and $8.3 million at December 31, 1998 and 1997, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.

Other Long-Term Investments

The Company's "Other long-term investments" of $1.0 million and $1.3 million as of December 31, 1998 and 1997, respectively, are comprised of joint ventures and limited parterships. The Company's share of net income from these entities was $.1 million, $2.2 million and $1.4 million for the years ended December 31, 1998, 1997 and 1996, respectively, and is reported in "Net investment income."

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                               1998         1997         1996
                                            ---------    ---------    ---------
                                                      (In Thousands)

  Fixed maturities - available for sale     $ 179,184    $ 161,140    $ 152,445
  Fixed maturities - held to maturity          26,128       26,936       33,419
  Equity securities                                14           76           44
  Mortgage loans on real estate                 1,818        2,585        5,669
  Policy loans                                 40,928       37,398       33,449
  Short-term investments                       23,110       22,011       16,780
  Other                                         6,886       14,920       10,051
                                            ---------    ---------    ---------
  Gross investment income                     278,068      265,066      251,857
       Less:  investment expenses             (16,638)      (5,432)      (4,529)
                                            ---------    ---------    ---------
  Net investment income                     $ 261,430    $ 259,634    $ 247,328
                                            =========    =========    =========


Realized investment gains ,net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:


                                               1998         1997         1996
                                            ---------    ---------    ---------
                                                      (In Thousands)

  Fixed maturities - available for sale     $  29,330    $   9,039    $   9,036
  Fixed maturities - held to maturity             487          821           --
  Equity securities                             3,489            8          781
  Mortgage loans on real estate                    --          797        1,677
  Derivative instruments                       12,414           --           --
  Other                                          (879)         309         (659)
                                            ---------    ---------    ---------

  Realized investment gains, net            $  44,841    $  10,974    $  10,835
                                            =========    =========    =========

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


3.   INVESTMENTS (continued)


Net Unrealized Investment Gains

Net unrealized investment gains on securities available for sale are included in the Consolidated Statement of Financial Position as a component of "Accumulated other comprehensive income." Changes in these amounts include reclassification adjustments to avoid double-counting in "Comprehensive income," items that are included as part of "Net income" for a period that also have been part of "Other comprehensive income" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                 1998            1997            1996
                                                                               --------        --------        --------
                                                                                            (In Thousands)
Net unrealized investment gains, beginning of year                             $ 17,129        $ 14,104        $ 32,056
Changes in net unrealized investment gains attributable to:
  Investments:
    Net unrealized gains on investments arising during the period                14,593          13,880         (20,405)
    Reclassification adjustment for gains included in net income                 22,799           6,680           6,165
                                                                               --------        --------        --------
    Change in net unrealized gains on investments, net of adjustments            (8,206)          7,200         (26,570)
Impact of net unrealized investment gains on:
  Policyholder's account balances                                                (1,063)          1,293          (2,467)
  Deferred policy acquisition costs                                               2,042          (5,468)         11,085
                                                                               --------        --------        --------
Change in net unrealized investment gains                                        (7,227)          3,025         (17,952)
                                                                               --------        --------        --------
Net unrealized investment gains, end of year                                   $  9,902        $ 17,129        $ 14,104
                                                                               ========        ========        ========


Unrealized gains (losses) on investments arising during the periods reported in the above table are net of income tax (benefit) expense of $(8.2) million, $(7.6) million and $12.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Reclassification adjustments reported in the above table for the years ended December 31, 1998, 1997 and 1996 are net of income tax expense of $12.8 million, $3.6 million and $3.8 million, respectively.

Policyholder's account balances reported in the above table are net of income tax (benefit) expense of $(.2) million, $.0 million and $1.4 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Deferred  policy  acquisition  costs in the above  tables  for the  years  ended
December 31, 1998, 1997 and 1996 are net of income tax (benefit) expense of $(1.1) million, $2.9 million and $(6.2) million, respectively.


4.   POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31 are as follows:

                                                     1998            1997
                                                   --------        --------
                                                        (In Thousands)

              Life insurance                       $506,249        $444,737
              Annuities                              28,350          27,723

                                                   --------        --------
                                                   $534,599        $472,460
                                                   ========        ========

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


4.   POLICYHOLDERS' LIABILITIES (continued)

Life  insurance  liabilities  include  reserves  for  death  benefits.   Annuity
liabilities include reserves for immediate annuities.

The following table highlights the key assumptions generally utilized in calculating these reserves:

          Product                         Mortality             Interest Rate           Estimation Method
------------------------------    -------------------------     -------------        -----------------------
Life insurance - Domestic         Generally rates               2.5% to 7.5%         Net level premium based
                                  guaranteed in                                      on non-forfeiture
                                  calculating cash                                   interest rate
                                  surrender values

Life insurance - International    Generally rates               6.25% to 6.5%        Net level premium based
                                  guaranteed in                                      on the expected
                                  calculating cash                                   investment return
                                  surrender values

Individual immediate annuities    1983 Individual Annuity       6.25% to 11.0%       Present value of
                                  Mortality Table with                               expected future payment
                                  certain modifications                              based on historical
                                                                                     experience


Policyholders' account balances at December 31, are as follows:


                                                       1998         1997
                                                    ----------   ----------
                                                        (In Thousands)

              Interest-sensitive life contracts     $1,386,829   $1,345,089
              Individual annuities                   1,077,996    1,035,371
              Guaranteed investment contracts          231,366           --
                                                    ----------   ----------
                                                    $2,696,191   $2,380,460
                                                    ==========   ==========

Policyholders' account balances for interest-sensitive life, individual annuities, and guaranteed investment contracts are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses, mortality charges.

Certain contract provisions that determine the policyholder account balances are as follows:

            Product                       Interest Rate          Withdrawal / Surrender Charges
---------------------------------         --------------       ----------------------------------
Interest sensitive life contracts         4.0% to 6.5%         Various up to 10 years

Individual annuities                      3.0% to 5.6%         0% to 8% for up to 8 years

Guaranteed investment contracts           5.02% to 6.23%       Subject to market value withdrawal
                                                               provisions for any funds withdrawn
                                                               other than for benefit responsive
                                                               and contractual payments

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


5.   REINSURANCE

The Company participates in reinsurance, with Prudential and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiaries as the primary insurer, except for cases involving a novation. Ceded balances would represent a liability to the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.

Reinsurance amounts included in the Consolidated Statement of Operations for the year ended December 31 are below.


                                              1998        1997        1996
                                            --------    --------    --------
                                                     (In Thousands)

     Direct Premiums                        $ 65,423    $ 51,851    $ 53.776
         Reinsurance assumed                   1,395       1,369       1,128
         Reinsurance ceded - affiliated       (6,532)       (686)       (254)
         Reinsurance ceded - unaffiliated     (2,819)     (3,038)     (3,125)
                                            --------    --------    --------
     Premiums                               $ 57,467    $ 49,496    $ 51,525
                                            ========    ========    ========
     Policyholders' benefits ceded          $ 27,991    $ 25,704    $ 26,796
                                            ========    ========    ========


Reinsurance   recoverables,   included  in  "Other   assets"  in  the  Company's
Consolidated Statements of Financial Position, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:


                                                         1998        1997
                                                        -------     -------
                                                           (In Thousands)

              Life insurance - affiliated               $ 6,481     $ 2,618
              Other reinsurance - affiliated             21,650      23,243
                                                        -------     -------
                                                        $28,131     $25,861
                                                        =======     =======

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


6.   EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has a non-contributory defined benefit pension plan which covers substantially all of its Taiwanese employees. This plan was established as of September 30, 1997 and the projected benefit obligation and related expenses at September 30, 1998 was not material to the Consolidated Statements of Financial Position or results of operations for the years presented. All other employee benefit costs are allocated to the Company from Prudential in accordance with the service agreement described in Note 13.


7.   INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:


                                                1998        1997        1996
                                              --------    --------    --------
                                                       (In Thousands)
        Current tax expense (benefit):
           U.S                                $ 67,272    $ 71,989    $ 59,489
           State and local                       2,496       1,337         703
           Foreign                                  --          --           4
                                              --------    --------    --------
           Total                                69,768      73,326      60,196
                                              --------    --------    --------


        Deferred tax expense (benefit):
           U.S                                  14,059     (11,458)     18,413
           State and local                         406          --         526
                                              --------    --------    --------
           Total                                14,465     (11,458)     18,939
                                              --------    --------    --------

         Total income tax expense             $ 84,233    $ 61,868    $ 79,135
                                              ========    ========    ========


The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:


                                                1998        1997        1996
                                              --------    --------    --------
                                                       (In Thousands)

        Expected federal income tax expense   $ 82,668    $ 58,885    $ 79,925
        State and local income taxes             1,886         869         799
        Other                                     (321)      2,114      (1,589)
                                              --------    --------    --------
        Total income tax expense              $ 84,233    $ 61,868    $ 79,135
                                              ========    ========    ========

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


7.   INCOME TAXES (continued)

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:


                                                          1998       1997
                                                        --------   --------
                                                          (In Thousands)
           Deferred tax assets
                Insurance reserves                      $ 93,564   $ 52,144
                                                        --------   --------
                Deferred tax assets                       93,564     52,144
                                                        --------   --------

           Deferred tax liabilities
                Deferred acquisition costs               224,179    167,128
                Net investment gains                      12,241     16,068
                Other                                      5,978      7,431
                                                        --------   --------
                Deferred tax liabilities                 242,398    190,627
                                                        --------   --------

           Net deferred tax liability                   $148,834   $138,483
                                                        ========   ========


Management believes that based on its historical pattern of taxable income, the Company and its subsidiaries will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 1998 and 1997, respectively, the Company and its subsidiaries had no federal or state operating loss carryforwards for tax purposes.

The Internal Revenue Service (the "Service") has completed examinations of all consolidated federal income tax returns through 1989. The Service has examined the years 1990 through 1992. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such adjustments. The Service has begun their examination of the years 1993 through 1995.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


8.   EQUITY

Reconciliation of Statutory Surplus and Net Income

Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following table reconciles the Company's statutory net income and surplus as of and for the years ended December 31, determined in accordance with accounting practices prescribed or permitted by the Arizona and New Jersey Departments of Banking and Insurance with net income and equity determined using GAAP.


                                          1998         1997         1996
                                        ---------    ---------    ---------
                                                  (In Thousands)
Statutory net income                    $ (33,097)   $  12,778    $  48,846

Adjustments to reconcile to net
  income on a GAAP basis:
     Statutory income of subsidiaries      18,953       18,553       25,001
     Deferred acquisition costs           202,375       38,003       48,862
     Deferred premium                       2,625        1,144        1,295
     Insurance liabilities                (24,942)      26,517       28,662
     Deferred taxes                       (14,465)      11,458      (18,939)
     Valuation of investments              20,077          506          365
     Other, net                           (19,564)      (2,585)      15,130
                                        ---------    ---------    ---------
GAAP net income                         $ 151,962    $ 106,374    $ 149,222
                                        =========    =========    =========





                                                 1998           1997
                                             -----------    -----------
                                                   (In Thousands)
  Statutory surplus                          $   931,164    $   853,130

  Adjustments to reconcile to equity
    on a GAAP basis:
       Valuation of investments                  117,254         97,787
       Deferred acquisition costs                861,713        655,242
       Deferred premium                          (15,625)       (14,817)
       Insurance liabilities                    (133,811)      (107,525)
       Deferred taxes                           (148,834)      (138,483)
       Other, net                                 41,371        160,183
                                             -----------    -----------
  GAAP stockholder's equity                  $ 1,653,232    $ 1,505,517
                                             ===========    ===========




9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Fixed maturities and Equity securities

Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Mortgage loans on real estate

The estimated fair value of the mortgage loan portfolio is primarily based upon the present value of the scheduled future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage.

Policy loans

The estimated fair value of policy loans is calculated  using a discounted  cash
flow  model  based  upon  current  U.S.   Treasury  rates  and  historical  loan
repayments.

Policyholders' account balances

Estimated fair values of policyholders' account balances are derived by using discounted projected cash flows, based on interest rates being offered for similar contracts, with maturities consistent with those remaining for the contracts being valued.

Derivative financial instruments

The fair value of futures is estimated based on market quotes for a transactions with similar terms.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31,:

                                                        1998                                   1997
                                          -------------------------------       ---------------------------------
                                            Carrying           Estimated          Carrying            Estimated
                                             Value            Fair Value            Value             Fair Value
                                          -----------         -----------       -------------         -----------
                                                                        (In Thousands)
Financial Assets:
     Fixed maturities:
          Available for sale              $ 2,763,926         $ 2,763,926         $ 2,563,852         $ 2,563,852
          Held to maturity                    410,558             421,845             338,848             350,056
     Equity securities                          2,847               2,847               1,982               1,982
     Mortgage loans                            17,354              19,465              22,787              24,994
     Policy loans                             766,917             806,099             703,955             703,605
     Short-term investments                   240,727             240,727             316,355             316,355
     Cash                                      89,679              89,679              71,358              71,358
     Separate Account assets               11,531,754          11,531,754           8,022,079           8,022,079

Financial Liabilities:
     Policyholders'
        account balances                  $ 2,696,191         $ 2,703,725         $ 2,380,460         $ 2,374,040
     Cash collateral for loaned
        securities                            123,044             123,044             143,421             143,421
     Separate Account liabilities          11,490,751          11,490,751           7,948,788           7,948,788
     Derivatives                                1,723               2,374                 653                 653

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


10.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Futures & Options

The Company uses exchange-traded Treasury futures and options to reduce market risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures and options is estimated based on market quotes for a transaction with similar terms.

Under exchange-traded futures, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Futures are typically used to hedge duration mismatches between assets and liabilities by replicating Treasury performance. Treasury futures move substantially in value as interest rates change and can be used to either generate new or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

For futures that meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings. The notional value of futures contracts was $40.8 million and $115.7 million at December 31, 1998 and 1997, respectively. The fair value of futures contracts was immaterial at December 31, 1998 and 1997.

When the Company anticipates a significant decline in the stock market which will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the equity portfolio or a portion thereof. This strategy effects an orderly sale of hedged securities. When the Company has large cash flows which it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge permits such investment transactions to be executed with the least possible adverse market impact.

Option premium paid or received is reported as an asset or liability and amortized into income over the life of the option. If options meet the criteria for hedge accounting, changes in their fair value are deferred and recognized as an adjustment to the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are recognized as an adjustment to interest income or expense of the hedged item. If the options do not meet the criteria for hedge accounting, they are fair valued, with changes in fair value reported in current period earnings. The fair value of options was immaterial at December 31, 1998, and there were no options in 1997.

Currency Derivatives

The Company uses currency swaps to reduce market risks from changes in currency values of investments denominated in foreign currencies that the Company either holds or intends to acquire and to alter the currency exposures arising from mismatches between such foreign currencies and the US Dollar.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

If currency derivatives are effective as hedges of foreign currency translation and transaction exposures, gains or losses are recorded in "Foreign currency translation adjustments". If currency derivatives do not meet hedge accounting criteria, gains or losses from those derivatives are recognized in current period earnings.

As of December 31, 1998, the notional value of the swaps was $40.5 million with a fair value of ($2.3) million. There were no currency swaps at year end 1997.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


10.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. As of December 31, 1998, 47% of notional consisted of interest rate derivatives, 47% of notional consisted of foreign currency derivatives, and 6% of notional consisted of equity derivatives.


11.  CONTINGENCIES

Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by Prudential, the Company and agents appointed by Prudential and the Company. Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.


12.  DIVIDENDS

The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any twelve month period without notification or approval is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1998, the Company would not be permitted a dividend distribution in 1998.


13.  RELATED PARTY TRANSACTIONS

Service Agreements

Prudential and Pruco Life operate under service and lease agreements whereby services of officers and employees (except for those agents employed by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential. The net cost of these services allocated to the Company were $269.9 million, $139.5 million and $101.7 million for the years ended December 31, 1998, 1997, and 1996, respectively. These costs are treated in a manner consistent with the Company's policy on deferred acquisition costs.

Prudential and Pruco Life have an agreement with respect to administrative services for the Prudential Series Fund. The Company invests in the various portfolios of the Series Fund through the Separate Accounts. Under this agreement, Prudential pays compensation to Pruco Life in the amount equal to a portion of the gross investment advisory fees paid by the Prudential Series Fund. The Company received from Prudential its allocable share of such compensation in the amount of $40.1 million, $29.4 million and $19.1 million during 1998, 1997 and 1996, respectively, recorded in other income.

Reinsurance

The Company currently has three reinsurance agreements in place with Prudential (the reinsurer). Specifically a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract, and two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the years ended December 31, 1998, 1997, and 1996.

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


13.  RELATED PARTY TRANSACTIONS (continued)

Debt Agreements

In July 1998, the Company established a revolving line of credit facility of up to $300 million with Prudential Funding Corporation, a wholly owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 1998.

                       Report of Independent Accountants
                       ---------------------------------

To the Board of Directors of
Pruco Life Insurance Company

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 26, 1999

PRUSELECT(SM) III
Variable Life
Insurance

[LOGO] Prudential




Pruco Life Insurance Company
213 Washington Street, Newark, NJ 07102-2992
Telephone 800 286-7754


CVUL - 3  Ed. 11/99

                                      PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company.

                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.


Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco Life"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 ET SEQ. of the Arizona Statutes Annotated. The text of Pruco Life's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to
Exhibit 3(ii) to its Form 10-Q, SEC File No. 33-37587, filed August 15, 1997.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 113 pages.


The undertaking to file reports.

The representation with respect to charges.

The signatures.

Written consents of the following persons:


     1.   PricewaterhouseCoopers, LLP
     2.   Clifford E. Kirsch, Esq.
     3.   Nancy D. Davis, FSA, MAAA


The following exhibits:

     1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

          A.   (1)  (a)  Resolution of Board of Directors of Pruco Life
                         Insurance Company establishing the Pruco Life Variable Universal Account. (Note 8)

                    (b)  Amendment of Separate Account Resolution. (Note 11)

               (2)  Not Applicable.

               (3)  Distributing Contracts:

                    (a) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company. (Note 8)

                    (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 8)


                    (c)  Schedule of Sales Commissions. (Note 1)


                    (d)  Participation Agreements and Amendments:

                         (i)  (a)  AIM Variable Insurance Funds, Inc., AIM V.I.
                                   Value Fund. (Note 11)


                              (b)  Amendment to the AIM Variable Insurance
                                   Funds, Inc. Participation Agreement. (Note 1)


                         (ii) (a) American Century Variable Portfolios, Inc., VP Value Portfolio. (Note 11)

                        (iii) (a)  Janus Aspen Series, Growth Portfolio. (Note
                                   11)


                              (b)  Amendment to the Janus Aspen Series
                                   Participation Agreement. (Note 1)


                         (iv) (a) MFS Variable Insurance Trust, Emerging Growth Series. (Note 11)


                              (b) Amendment to the MFS Variable Insurance Trust Participation Agreement. (Note 1)


                         (v)  (a)  T. Rowe Price International Series, Inc.,
                                   International Stock Portfolio. (Note 11)


                              (b) Amendment to the T. Rowe Price International Series, Inc. Participation Agreement. (Note
                                   1)


               (4)  Not Applicable.


               (5)  Variable Universal Life Insurance Contract. (Note 12)


               (6)  (a)  Articles of Incorporation of Pruco Life Insurance
                         Company, as amended October 19, 1993. (Note 7)

                    (b) By-laws of Pruco Life Insurance Company, as amended May 6, 1997. (Note 9)

               (7)  Not Applicable.

               (8)  Not Applicable.

               (9)  Not Applicable.

               (10) (a) Application Form for Variable Universal Life Insurance Contract. (Note 12)

                    (b) Supplement to the Application for Variable Universal Life Insurance Contract. (Note 12)


               (11) Not Applicable.


               (12) Memorandum describing Pruco Life Insurance Company's
                    issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 12)

               (13) Rider for Flexible Term Insurance Benefit. (Note 12)


     2.   See Exhibit 1.A.(5).


     3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)


     4.   None.

     5.   Not Applicable.


     6. Opinion and Consent of Nancy D. Davis, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)


     7.   Powers of Attorney.

          (a) William M. Bethke, Ira J. Kleinman, Esther H. Milnes, I. Edward Price (Note 2)

          (b)  Kiyofumi Sakaguchi (Note 5)

          (c)  James J. Avery, Jr. (Note 3)

          (d)  Dennis G. Sullivan (Note 4)


(Note 1)  Filed herewith.

(Note 2) Incorporated by reference to Form 10-K, Registration No. 33-08698, filed March 31, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

(Note 4) Incorporated by reference to Post-Effective Amendment No. 6 for Form S-1, Registration No. 33-86780, filed April 16, 1999 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 5) Incorporated by reference to Post-Effective Amendment No. 8 to Form S-6, Registration No. 33-49994, filed April 28, 1997 on behalf of the Pruco Life PRUvider Variable Appreciable Account.

(Note 6) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-6, Registration No. 33-29181, filed April 25, 1996 on behalf of the Pruco Life Variable Universal Account.

(Note 7) Incorporated by reference to Form S-6, Registration No. 333-07451, filed July 2, 1996 on behalf of the Pruco Life Variable Appreciable Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 10 to Form S-6, Registration No. 33-29181, filed April 28, 1997 on behalf of the Pruco Life Variable Universal Account.

(Note 9) Incorporated by reference to Form 10-Q, Registration No. 33-37587, filed August 15, 1997 on behalf of the Pruco Life Insurance Company.

(Note 10) Incorporated by reference to Post-Effective Amendment No. 11 to Form
          S-6, Registration No. 33-29181, filed April 28, 1998 on behalf of the Pruco Life Variable Universal Account.

(Note 11) Incorporated by reference to Post-Effective Amendment No. 13 to Form
          S-6, Registration No. 33-29181, filed June 4, 1999 on behalf of the Pruco Life Variable Universal Account.



(Note 12) Incorporated by reference to Registrant's Form S-6, filed August 13,
          1999.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life Variable Universal Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 2nd day of November, 1999.


(Seal)                       PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
                                        (Registrant)

                             By: PRUCO LIFE INSURANCE COMPANY
                                        (Depositor)

Attest: /s/ Thomas C. Castano                    By: /s/ Esther H. Milnes
        ------------------------------           -------------------------------
        Thomas C. Castano                            Esther H. Milnes
        Assistant Secretary                          President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 2nd day of November, 1999.


                               SIGNATURE AND TITLE


/s/ *
---------------------------------------------
Esther H. Milnes
President and Director

/s/ *
---------------------------------------------
Dennis G. Sullivan
Vice President and Chief Accounting Officer

                                                  *By: /s/ Thomas C. Castano
                                                       -------------------------
/s/ *                                                  Thomas C. Castano
---------------------------------------------          (Attorney-in-Fact)
James J. Avery, Jr.
Director

/s/ *
---------------------------------------------
William M. Bethke
Director

/s/ *
---------------------------------------------
Ira J. Kleinman
Director

/s/ *
---------------------------------------------
I. Edward Price
Director

/s/ *
---------------------------------------------
Kiyofumi Sakaguchi
Director

                                 EXHIBIT INDEX

                    Consent of PricewaterhouseCoopers LLP, independent accountants

1.A (3)(c)          Schedule of Sales Commissions

1.A (3)(d)(i)(b)    Amendment to the AIM Variable Insurance Funds, Inc.
                    Participation Agreement

1.A (3)(d)(iii)(b)  Amendment to the Janus Aspen Series Participation Agreement

1.A (3)(d)(iv)(b)   Amendment to the MFS Variable Insurance Trust Participation
                    Agreement

1.A (3)(d)(v)(b)    Amendment to the T. Rowe Price International Series, Inc.
                    Participation Agreement

3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered

6. Opinion and Consent of Nancy D. Davis, MAAA, FSA, as to actuarial matters pertaining to the securities being registered